     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 15, 1999
                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------

                                    FORM S-1

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                           --------------------------

                              STREAMLINE.COM, INC.

             (Exact name of registrant as specified in its charter)

             DELAWARE                              7389                             04-3187302
 (State or other jurisdiction of       (Primary Standard Industrial              (I.R.S. Employer
  incorporation or organization)       Classification Code Numbers)            Identification No.)

                           --------------------------

                              27 DARTMOUTH STREET
                         WESTWOOD, MASSACHUSETTS 02090
                                 (781) 407-1900

  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               TIMOTHY A. DEMELLO
                              CHAIRMAN, PRESIDENT
                          AND CHIEF EXECUTIVE OFFICER
                                STREAMLINE, INC.
                              27 DARTMOUTH STREET
                         WESTWOOD, MASSACHUSETTS 02090
                                 (781) 407-1900

 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                           --------------------------

                                WITH COPIES TO:

        WAYNE D. BENNETT, ESQ.                    KEITH F. HIGGINS, ESQ.
           BINGHAM DANA LLP                            ROPES & GRAY
          150 FEDERAL STREET                     ONE INTERNATIONAL PLACE
     BOSTON, MASSACHUSETTS 02110               BOSTON, MASSACHUSETTS 02110
            (617) 951-8000                            (617) 951-7000
     FACSIMILE NO. (617) 951-8736              FACSIMILE NO. (617) 951-7050

                           --------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
                            ------------------------

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                           --------------------------

                        CALCULATION OF REGISTRATION FEE

                     TITLE OF EACH CLASS OF                         PROPOSED MAXIMUM AGGREGATE           AMOUNT OF
                  SECURITIES TO BE REGISTERED                           OFFERING PRICE (1)            REGISTRATION FEE
Common stock, $0.01 par value per share.........................           $69,000,000                    $19,182

(1) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.
                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The information contained in this prospectus is not complete and may be changed. The underwriters may not confirm sales of these securities until the registration statement filed with the Securities and Exchange Commission becomes effective. This prospectus is not an offer to sell these securities, and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                  SUBJECT TO COMPLETION, DATED APRIL   , 1999

                                [       ] SHARES

                                     [LOGO]

                                  COMMON STOCK

    Streamline.com, Inc. is offering               shares of its common stock.
This is our initial public offering and no public market currently exists for our shares. We have applied to have our common stock quoted on the Nasdaq National Market under the symbol "SLNE." We estimate that the initial public
offering price will be between $       and $       .

                              -------------------

    INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 7.

                               -----------------

                                                                           Per Share          Total
                                                                       -----------------     ------
Public Offering Price                                                      $                $
Discounts and Commissions to Underwriters                                  $                $
Proceeds to Streamline.com                                                 $                $

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

    We have granted the underwriters a 30-day option to purchase up to an
additional        shares of common stock to cover over-allotments.

                              -------------------

NATIONSBANC MONTGOMERY SECURITIES LLC

         PAINEWEBBER INCORPORATED

                  DAIN RAUSCHER WESSELS     A DIVISION OF DAIN RAUSCHER
INCORPORATED

                                              INTERNET DISTRIBUTION BY

                                     E*TRADE SECURITIES

               The date of this prospectus is              , 1999

                              [Outside Front Gate]

(Two frames with images and text. The first frame is labeled "The Customer" and contains a picture of a mother and child; accompanying text explains that consumers demand time-saving alternatives. The second frame is labeled "The Problem" and contains the image of a child pushing a grocery cart through a supermarket; accompanying text describes stressful, time-consuming demands.)

                              [Inside Front Cover]

(Under the heading "The Solution" is a series of pictures and text circumscribing an oval with text in the center that describes the way in which Streamline.com simplifies the lives of busy suburban families. Each image indicates an advantage of using Streamline.com. Rotating clockwise around the oval, the pictures are labeled "Pantry Replenishment", "Easy Ordering", "Merchandising", "Warehousing", "Efficient Picking", "Packing", "Delivery", "Unattended Delivery", each picture being accompanied by a brief list of descriptive phrases. "Customer", "Merchandising", "Order Assembly", and "Delivery" appear in the respective corners of the page.)

                              [Inside Back Cover]

(Under the heading "The Shopping Software", four screen shots labeled, "Marketplace", "Compare", "Video" and "Personal Shopping List" highlight features of Streamline.com's CD-ROM application.)

    THE MARKS STREAMLINE-REGISTERED TRADEMARK- AND WE BRING IT ALL HOME-REGISTERED TRADEMARK- ARE FEDERALLY REGISTERED U.S. SERVICE MARKS AND THE MARKS DRO(SM), DON'T RUN OUT(SM) AND SIMPLE SOURCE(TM) ARE SUBJECT TO PENDING APPLICATIONS FOR REGISTRATION. EACH OF THESE MARKS ARE THE PROPERTY OF STREAMLINE. THIS PROSPECTUS CONTAINS TRADEMARKS, SERVICE MARKS AND TRADE NAMES OF COMPANIES AND ORGANIZATIONS OTHER THAN STREAMLINE.

    YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF OUR COMMON STOCK. IN THIS PROSPECTUS, "STREAMLINE.COM," "STREAMLINE," "WE," "US" AND "OUR" REFER TO STREAMLINE.COM, INC. AND ITS SUBSIDIARY, STREAMLINE MID-ATLANTIC, INC., UNLESS THE CONTEXT OTHERWISE REQUIRES.

                               TABLE OF CONTENTS

                                                                                                                PAGE
                                                                                                                -----

Prospectus Summary.........................................................................................           4

Risk Factors...............................................................................................           7

Use of Proceeds............................................................................................          16

Dividend Policy............................................................................................          16

Capitalization.............................................................................................          17

Dilution...................................................................................................          18

Selected Consolidated Financial Data.......................................................................          19

Management's Discussion and Analysis of Financial Condition and Results of Operations......................          21

Business...................................................................................................          31

Management.................................................................................................          47

Certain Transactions.......................................................................................          55

Principal Stockholders.....................................................................................          57

Description of Capital Stock...............................................................................          59

Shares Eligible for Future Sale............................................................................          63

Underwriting...............................................................................................          64

Legal Matters..............................................................................................          66

Experts....................................................................................................          66

Additional Information.....................................................................................          66

Index to Consolidated Financial Statements.................................................................         F-1

                               PROSPECTUS SUMMARY

    THIS SUMMARY HIGHLIGHTS INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS. YOU SHOULD READ THIS ENTIRE PROSPECTUS CAREFULLY. UNLESS OTHERWISE INDICATED, ALL INFORMATION CONTAINED IN THIS PROSPECTUS ASSUMES THAT THE UNDERWRITERS WILL NOT EXERCISE THEIR OVER-ALLOTMENT OPTION. THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS, WHICH INVOLVE RISKS AND UNCERTAINTIES. STREAMLINE'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING THOSE SET FORTH UNDER "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, ALL INFORMATION CONTAINED IN THIS PROSPECTUS REFLECTS AN AMENDMENT TO STREAMLINE'S CERTIFICATE OF INCORPORATION WHICH WILL RESULT IN A 1-FOR-2 REVERSE STOCK SPLIT OF STREAMLINE'S COMMON STOCK AND ALSO REFLECTS THE CONVERSION OF STREAMLINE'S SERIES A, SERIES B, SERIES C AND SERIES D CONVERTIBLE PREFERRED STOCK INTO COMMON STOCK.

                              STREAMLINE.COM, INC.

    We simplify the lives of busy suburban families by providing them with Internet-based ordering of a wide range of quality goods and services and delivering these items directly to their homes. By eliminating frequent trips to multiple physical stores, we significantly shorten and simplify the traditional shopping needs of our customers, who increasingly demand time-saving lifestyle solutions. We deliver our products and services to each customer through a single weekly delivery. Our products, which we purchase directly from wholesalers, distributors and manufacturers, include:

  -  brand-name groceries                      -  fresh baked goods
  -  quality meats and seafood                 -  freshly prepared meals
  -  fresh produce                             -  health and beauty care products
  -  dairy products, including gourmet         -  cleaning supplies and other household
cheeses                                          items
  -  sliced-to-order deli products             -  specialty pet food and supplies
  -  organic foods                             -  fresh flowers
  -  frozen foods                              -  stationery supplies and postage stamps
  -  kosher foods                              -  seasonal items, including firewood,
                                                 charcoal  and holiday products

In addition, we offer a wide range of related services, such as:

  -  dry cleaning pick-up and delivery         -  package pick-up and delivery
  -  clothing alteration and repair            -  bottle and can redemption
  -  video and video game rental               -  shoe repair
  -  film processing and supplies              -  food and clothing drives
  -  bottled water and cooler delivery

    Our necessity-based product and service offerings, combined with the frequency of ordering and delivery, create an opportunity to develop long-term customer relationships. The Streamline customer tends to be a dual-income household having at least one child and access to the Internet. During 1998, our average customer placed approximately 40 orders and average product and service revenue per order was $102. We also derive revenue from monthly subscription fees and from advertising, research and marketing fees.

    We have provided our products and services to suburban households in the greater Boston area over the past several years and have developed a business model that we intend to replicate in other markets across the country. This model includes:

    - an attractive, highly functional and user-friendly Internet-based ordering process

    - a consumer resource center, which is a strategically located, multi-temperature zone, warehouse-based, dedicated fulfillment center designed to efficiently aggregate a wide range of goods and services

    - a physical presence in the customer's home, which includes a refrigerator/freezer and a compact storage unit, collectively referred to as the Streamline box

    - a highly targeted customer base of busy suburban families who value time-saving Internet ordering and unattended home delivery

    - an extensive database of customer purchase behavior information

    - long-term relationships with leading global consumer packaged goods companies

    Streamline is recognized as a pioneer in the emerging consumer direct marketplace. We have entered into strategic relationships with leading consumer packaged goods companies and business partners to develop merchandising programs. In addition, we are collaborating with Nordstrom, Inc., a significant stockholder, on marketing opportunities. These strategic partnerships generally provide Streamline with revenue as well as merchandising concepts and other business opportunities to ensure the most effective use of our channels to the consumer. Streamline is entering the third year of its working relationships with the following consumer packaged goods companies:

    - The Gillette Company

    - Kraft Foods, Inc.

    - Nestle USA, Inc.

    - The Procter & Gamble Company

    - Warner-Lambert Company

and has recently initiated relationships with:

    - Campbell Soup Company

    - Kimberly-Clark Corporation

    - Mott's North America (a subsidiary of Cadbury Schweppes plc)

    - Nabisco, Inc.

    - The Pillsbury Company

    - Ralston Purina Company

    - Sargento Foods Inc.

    We have further expanded our product and service offerings by establishing alliances with other e-commerce companies, including barnesandnoble.com llc (barnesandnoble.com), Cyberian Outpost, Inc. (Outpost.com), eToys Inc. (eToys.com), Nordstrom.com, Inc. (Nordstrom.com) and PC Flowers and Gifts, Inc. (PCFlowers.com).

    Our objective is to be the leading consumer direct supplier of frequently purchased goods and services. Our strategy to accomplish this objective includes:

    - expanding nationally by replicating our business model

    - developing and strengthening our customer acquisition capabilities

    - increasing revenue per customer

    - maintaining and developing relationships with consumer packaged goods companies, e-commerce companies and strategic investors

    - maximizing operational efficiency

    Streamline.com, Inc. is a Delaware corporation organized in 1993. Our principal executive offices are located in Westwood, Massachusetts and our telephone number is (781) 407-1900. Our website is located at www.streamline.com. Information contained on our website is not incorporated by reference into this prospectus and you should not consider such information a part of this prospectus.

                                  THE OFFERING

Common stock offered by Streamline.com......................  shares
Common stock to be outstanding after this offering..........  shares
Use of proceeds.............................................  For expansion and general corporate purposes. See "Use
                                                              of Proceeds."
Proposed Nasdaq National Market symbol......................  SLNE

    The common stock to be outstanding after this offering is based on shares outstanding as of March 31, 1999 and excludes 1,999,714 shares of common stock issuable upon the exercise of outstanding stock options and warrants at a weighted average exercise price of $5.00 per share. See "Capitalization" and Notes 9 and 10 to Consolidated Financial Statements.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

    The following table contains summary consolidated financial data of Streamline. You should read this information in conjunction with the Consolidated Financial Statements and related Notes included elsewhere in this prospectus.

    Pro forma per share amounts in the table below reflect the conversion of all issued and outstanding shares of preferred stock of Streamline into common stock as if the shares had been converted immediately upon their issuance. See Note 2 to Consolidated Financial Statements. The pro forma as adjusted balance sheet
data in the table below reflects the sale of             shares of common stock
offered hereby at the initial public offering price of $      per share, after
deducting estimated underwriting discounts and commissions and estimated offering expenses payable by Streamline.

                                                                  YEAR ENDED DECEMBER 31,
                                                              -------------------------------
                                                                1996       1997       1998
                                                              ---------  ---------  ---------
                                                              (IN THOUSANDS, EXCEPT SHARE AND
                                                                      PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Total revenue...............................................  $     922  $   2,634  $   6,946
Total operating expenses....................................      2,811     11,134     17,383
Net loss....................................................     (1,846)    (8,315)   (11,373)
UNAUDITED PRO FORMA NET LOSS PER COMMON SHARE:
  Basic and diluted.........................................                        $   (1.28)
  Shares used in computing unaudited pro forma basic and
    diluted net loss per common share.......................                        8,918,465

                                                                         DECEMBER 31, 1998
                                                                      ------------------------
                                                                                   PRO FORMA
                                                                       ACTUAL     AS ADJUSTED
                                                                      ---------  -------------
                                                                           (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...........................................  $  12,593
Working capital.....................................................     12,061
Total assets........................................................     20,066
Capital lease obligations, net of current portion...................        381
Redeemable convertible preferred stock..............................     37,186
Stockholders' (deficit) equity......................................  $ (18,593)

                                  RISK FACTORS

    YOU SHOULD CONSIDER CAREFULLY THE RISKS DESCRIBED BELOW BEFORE YOU DECIDE TO BUY OUR COMMON STOCK. THE RISKS AND UNCERTAINTIES DESCRIBED BELOW ARE NOT THE ONLY ONES FACING US. ADDITIONAL RISKS AND UNCERTAINTIES THAT WE DO NOT PRESENTLY KNOW ABOUT OR THAT WE CURRENTLY BELIEVE ARE IMMATERIAL MAY ALSO ADVERSELY IMPACT OUR BUSINESS. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS WOULD LIKELY SUFFER. IN SUCH CASE, THE TRADING PRICE OF OUR COMMON STOCK COULD FALL, AND YOU MAY LOSE ALL OR PART OF THE MONEY YOU PAID TO BUY OUR COMMON STOCK.

    THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS BASED ON OUR CURRENT EXPECTATIONS, ASSUMPTIONS, ESTIMATES AND PROJECTIONS ABOUT STREAMLINE AND OUR INDUSTRY THAT INVOLVE RISKS AND UNCERTAINTIES. THESE FORWARD-LOOKING STATEMENTS ARE USUALLY ACCOMPANIED BY WORDS SUCH AS "BELIEVE," "ANTICIPATE," "PLAN," "SEEK," "EXPECT," "INTEND" AND SIMILAR EXPRESSIONS. OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THE RESULTS DISCUSSED IN THE FORWARD-LOOKING STATEMENTS BECAUSE OF FACTORS SUCH AS THE RISK FACTORS DISCUSSED BELOW. WE UNDERTAKE NO OBLIGATION TO UPDATE PUBLICLY ANY FORWARD-LOOKING STATEMENTS FOR ANY REASON, EVEN IF NEW INFORMATION BECOMES AVAILABLE OR OTHER EVENTS OCCUR IN THE FUTURE.

WE HAVE A LIMITED OPERATING HISTORY

    Although we were founded in 1993, most of our revenue growth has occurred over the past two years. Accordingly, we have a limited operating history on which to base an evaluation of our business and prospects. Our prospects are subject to the risks and uncertainties frequently encountered by companies in the early stages of development, particularly companies in new and rapidly evolving markets such as the consumer direct industry. These risks include, but are not limited to, the lack of widespread acceptance of the Internet as a means for purchasing products and services and difficulty in managing our growth. We cannot be certain that we will successfully address these risks. The failure to do so could have a material adverse effect on our business, financial condition and results of operations.

    Our extremely limited operating history and the uncertain nature of the markets in which we compete make the prediction of future results of operations difficult or impossible. Therefore, our recent revenue growth may not indicate the rate of revenue growth, if any, that we can expect in the future.

WE HAVE EXPERIENCED A HISTORY OF LOSSES AND ANTICIPATE FUTURE LOSSES

    We have never achieved profitability and, since inception, have incurred significant net operating losses. At December 31, 1998, we had an accumulated deficit of $23.5 million. Because we plan to make substantial expenditures in connection with our planned expansion, we expect to continue to incur losses for the foreseeable future. We also expect to increase our operating expenses significantly as we expand our sales and marketing operations and continue to develop our customer service infrastructure. To the extent that increased revenues do not promptly result from these expenditures, our business, financial condition and results of operations could be materially and adversely affected.

WE HAVE NOT SIGNIFICANTLY TESTED OUR ABILITY TO EXECUTE OUR EXPANSION STRATEGY

    A critical part of our business strategy is the expansion of our operations into new regional markets and within existing markets. To date, we have operated only one facility in one regional market, and we have no experience operating in any other region or managing multiple facilities. Our ability to expand successfully will depend on a number of factors in each targeted regional market, many of which are beyond our control. These factors include:

    - acceptance of our product and service offerings

    - identification and availability of appropriate and affordable sites for our facilities

    - management of facility construction and development timing and costs

    - ability to develop relationships with local and regional product and service providers

    - customer acquisition costs

    - hiring and training of qualified personnel

    - competition

    - establishment of adequate management and information systems and financial controls

    - ability to profitably manage our growth

We cannot be sure that facilities in any new market will have operating results similar to those of our current facility. In particular, our existing operations are located in the Boston metropolitan area which an industry study cites as an early adopter of consumer direct services and as having demographic characteristics that are favorable for the acceptance of the consumer direct industry.

    Our ability to expand successfully and to manage our growth will also require us to expand our operational, managerial and technical capabilities, while maintaining a high level of quality and service at all times. Our failure to effectively implement our expansion strategy would have a material adverse effect on our business, financial condition and results of operations.

WE MAY HAVE DIFFICULTY RAISING ADDITIONAL CAPITAL

    We will need additional financing over time, the amount and timing of which will depend on a number of factors, including:

    - the pace of our planned expansion into new markets

    - our financial performance and results

    - general market and economic conditions

We cannot be sure that we will be able to secure additional financing on acceptable terms. Holders of any future debt instruments or preferred stock that we may issue would have rights senior to those of the holders of our common stock, and any future issuance of common stock would result in the dilution of stockholders' equity interests.

WE RELY ON THE GROWTH OF E-COMMERCE AND THE INFRASTRUCTURE OF THE INTERNET

    A majority of our customers place their orders over the Internet, and we expect the percentage of customers who order our products and services via the Internet to grow. Our future revenue and profit, if any, substantially depend on the widespread acceptance and use of the Internet. However, the growth of the Internet as a commercial medium may be sporadic for a number of reasons, including potentially inadequate development of the necessary network infrastructure or delayed development of enabling technologies and performance improvements. If speed, quality or usage demands placed on the Internet continue to increase, the infrastructure for the Internet may not be able to support these demands. In addition, growth of the Internet could be delayed as a result of the pace of development or adoption of new standards and protocols required to handle increased levels of Internet activity, or due to increased governmental regulation. Changes in or insufficient availability of communications services to support the Internet also could result in slower response times and adversely affect Internet usage generally and affect Streamline's services in particular. Our future financial condition will be materially adversely affected if:

    - use of the Internet does not continue to grow or grows more slowly than expected

    - the infrastructure for the Internet does not effectively support any increased usage that may occur

    - the Internet does not continue to grow in importance as a commercial marketplace

Any change in the required Internet infrastructure, standards or protocols may require us to incur substantial expenditures in order to adapt our services to these changing or emerging technologies, which could have a material adverse effect on our business, financial condition and results of operations.

INCREASED COMPETITION MAY RESULT IN DECREASED DEMAND FOR OUR PRODUCTS AND
  SERVICES

    The market for our products and services is extremely competitive. We currently or potentially compete with several types of companies, including:

    - traditional grocery stores, such as supermarkets and independent grocery stores, warehouse clubs, drug stores and convenience stores, some of which fulfill orders received by telephone, fax or the Internet

    - various suppliers of other goods and services, including national and regional chains and independently owned operations, such as dry cleaners, video rental stores, prepared meal providers, bottled water delivery companies, pet supply stores and photo labs

    - various on-line providers of groceries and other products and services, such as Peapod, Inc., Hannaford Bros. Cos.' HomeRuns, ShopLink Incorporated, HomeGrocer.com, Inc., Beacon Home Direct, Inc. d/b/a Scotty's Home Market, Net Grocer Inc. and Intelligent Systems for Retail, Inc. d/b/a WebVan, some of which are affiliated with large national and regional chains such as Hannaford Bros. Co. and Stop & Shop Supermarket Co.

    - other consumer direct or catalog retailers selling products or services similar to those sold by Streamline

Many of our competitors are larger and have substantially greater resources than we do. In addition, we believe that competition will intensify as more companies offer competitive products and services through the consumer direct channel.

    Streamline believes that the main competitive factors in our market are:

    - range, quality and availability of products and services

    - convenience, reliability and professionalism of delivery

    - ease of ordering

    - level and accessibility of information regarding products

    - quality of customer service

    - price

    - general brand awareness

If any of our competitors surpass us or are perceived to have surpassed us with respect to one or more of these factors, we may lose potential customers to these competitors.

    We must also compete to retain our existing customers. We aggressively market our service to reduce customer attrition and increase the size and frequency of customers' orders. However, there can be no assurance that these marketing initiatives will be successful. High rates of customer attrition could materially and adversely affect our business, financial condition and results of operations.

WE DEPEND ON CUSTOMER ACCEPTANCE OF DIRECT, UNATTENDED DELIVERY OF GOODS AND
  SERVICES

    We accept orders for products and services and then deliver them directly into our customers' garages or another secure location on their property without requiring that they be present at the time of delivery. Market acceptance of home delivery of products and services remains uncertain, in part because of the real or perceived risk of increased exposure to theft and other criminal activity by delivery personnel or others who may obtain access to the customer's private property. Streamline's success will depend to a substantial extent on the willingness of consumers to increase their use of direct delivery of products and to allow us to enter their property to make unattended deliveries. The failure of either of these circumstances to occur could materially and adversely affect our business, financial condition and results of operations.

DIFFICULTY DEVELOPING OUR BRAND WOULD LIMIT OUR ABILITY TO EXPAND OUR CUSTOMER BASE AND RESULT IN INCREASED CUSTOMER ACQUISITION COSTS

    We believe that establishing and maintaining brand identity is a critical aspect of attracting and expanding our customer base. The importance of brand recognition will increase with heightened local, regional and national competition. Promotion and enhancement of our brand will depend largely on our success in continuing to provide high quality products and services. If customers do not perceive our product and service offerings to be comprehensive and of high quality, or if we introduce new services or enter into new business ventures that customers do not favorably receive, we will risk harming our brand. If we fail to provide high quality goods and services or otherwise promote and maintain our brand, or if we incur excessive expenses in an attempt to promote and maintain our brand, our business, financial condition and results of operations could be materially and adversely affected.

WE DEPEND SIGNIFICANTLY ON OUR SUPPLIERS TO MEET CUSTOMER DEMAND

    We purchase the products and services that we offer from national, regional and local suppliers. We intend to seek additional suppliers and will rely on such relationships to allow us to expand the products and services we offer to our customers. While we currently have favorable working relationships with our suppliers, we cannot be sure that these relationships will continue in the future. Additionally, we have no commitments from our suppliers that guarantee the availability or pricing of products or services. If any product shortages were to arise, suppliers may choose to allocate products to other retailers. If any of these relationships were to terminate or expire, we could have difficulty replacing the supply source in a timely manner. Additionally, if any of our suppliers were to experience disruptions to their business, such as labor disputes, supply shortages or distribution problems, or if they were to allocate products and services ordered by Streamline to their other customers, we might not be able to satisfactorily fulfill our customers' orders, which could materially and adversely affect our business, financial condition and results of operations.

OUR QUARTERLY OPERATING RESULTS FLUCTUATE BASED ON SEASONAL AND OTHER FACTORS

    We may experience significant fluctuations in future quarterly operating results from a number of factors, including:

    - the timing and nature of expansion efforts in both new and existing markets and related expenses

    - the introduction of new products or services and customer response to those introductions

    - seasonal trends, such as lower ordering during family vacations

    - changes in pricing policies or service offerings

    - our ability to establish and expand recognition of the Streamline brand

    - our ability to attract new customers and retain existing customers

    - our ability to manage inventory and fulfillment operations

    - our ability to sustain or improve cost of revenue

    - changes in the level of marketing and other operating expenses to support future growth

    - competitive factors

    - general economic conditions

    Consequently, quarterly revenue and operating results have varied in the past and may fluctuate significantly in the future. Streamline believes that period-to-period comparisons of results will not necessarily be meaningful and you should not rely on them as an indication of future performance. Furthermore, due to the foregoing factors, among others, it is likely that our future quarterly operating results will not meet the expectations of securities analysts or investors from time to time, which may adversely affect the price of the common stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Selected Quarterly Results of Operations."

WE DEPEND ON OUR MARKETING AND PROMOTIONAL RELATIONSHIPS FOR ADDITIONAL REVENUE

    We derive a portion of our revenue through marketing and promotional relationships with consumer packaged goods companies, and we intend to continue to enter into similar relationships with other business partners. If we are unable to continue promoting Streamline to these companies as an effective means of conducting marketing and promotional efforts, we could experience a significant decrease in revenue and our business, financial condition and results of operations could be materially and adversely affected.

COMPETITORS COULD LICENSE OR REPLICATE OUR TECHNOLOGY SYSTEMS

    Although we have directed considerable time and expense toward developing several of the systems that we use in operating our business, such as our CD-ROM ordering application, we do not own a copyright or other rights that would preclude competitors from either licensing systems or portions of systems substantially similar or identical to ours or using our systems as a model for developing their own. Therefore, our competitors may be able to take advantage of the time and effort that we expended in developing these systems.

DIFFICULTY IN IMPLEMENTING OUR NEW FINANCIAL MANAGEMENT SYSTEM COULD DISRUPT OUR
  OPERATIONS

    We are in the process of implementing a new financial management system and are integrating this new system with other existing systems in order to improve our accounting, financial reporting and financial control capabilities. To date, we have spent approximately $100,000 on this system and intend to make additional capital expenditures of approximately $800,000 in 1999 to complete the functional roll-out of this system. If we are unsuccessful in implementing and integrating this new system on schedule and within budget, our business, financial condition and results of operations could be materially and adversely affected.

DISRUPTIONS IN OUR TECHNICAL SYSTEMS COULD HARM OUR BUSINESS

    Streamline's ability to successfully receive, fill and deliver orders and our ability to provide high-quality customer service largely depend on the operation of our technical systems. These systems could be vulnerable to, among other factors, disruptions caused by system failures, power losses, communication problems, natural disasters, break-ins and similar problems. Further, weaknesses in communications media, such as the Internet, may compromise the security of confidential electronic information exchanged with customers. Any system interruptions that result in the unavailability of our website or reduced order fulfillment performance would reduce customer satisfaction and decrease the volume of goods sold and the attractiveness of our product and service offerings. To date, we have not experienced material disruption of service. However, there can be no assurance that such problems will not occur in the future.

WE DEPEND ON OUR KEY PERSONNEL AND QUALIFIED FUTURE HIRES TO IMPLEMENT OUR
  EXPANSION STRATEGY

    Our success will depend on the efforts and abilities of our senior management and key employees, particularly Timothy A. DeMello, our founder, Chairman, President and Chief Executive Officer. We do not have employment contracts with any of our key personnel other than with Mr. DeMello and Mr. Britt, our Vice President of Marketing and Merchandising, and do not maintain key-man life insurance on any employees other than Mr. DeMello. If we cannot retain existing key managers and employ additional qualified senior managers, our business, financial condition and results of operations could be materially and adversely affected. Furthermore, future expansion of our operations will require us to attract, train and retain substantial numbers of new personnel. Certain metropolitan markets into which we may wish to expand may have very competitive labor markets. Additionally, as we expand in new and existing markets, we may experience labor disputes or union organization attempts. These factors could increase our operating expenses. If we are unable to recruit or retain a sufficient number of qualified employees, or the costs of compensation or employee benefits increase substantially, our business, financial condition and results of operations could be materially and adversely affected.

OUR INDUSTRY IS CHARACTERIZED BY RAPID TECHNOLOGICAL CHANGE

    E-commerce is characterized by rapidly changing technology. To remain competitive, we must continue to enhance and improve the responsiveness and functionality of our software and systems. Our future success will depend upon our ability to keep pace with technological developments. The development of new services and the enhancement of existing services entails significant technological risks. We may not successfully:

    - maintain and improve our software and systems

    - effectively use new technologies

    - adapt our services to emerging industry standards

    - develop, introduce and market service enhancements or new services

If we are unable, for technical or other reasons, to develop and introduce new services or enhancements of existing services in a timely manner in response to changing market conditions or customer requirements, or if new services do not achieve market acceptance, our business, financial condition and results of operations could be materially and adversely affected.

WE MAY NOT BE ABLE TO PROTECT OUR INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS

    Streamline's success and ability to compete substantially depend upon our proprietary systems and technology. We rely on trademark and trade secret laws to protect our proprietary rights. Streamline has been granted service mark registrations for the marks STREAMLINE and WE BRING IT ALL HOME and has pending registration applications for the marks DRO, DON'T RUN OUT and SIMPLE SOURCE. Additionally, legal standards relating to the protection of intellectual property rights in Internet-related industries are uncertain and still evolving. As a result, the future viability or value of our intellectual property rights, as well as those of other companies that conduct business over the Internet, is unknown. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our service or obtain and use information that we regard as proprietary. Policing unauthorized use of our proprietary rights is difficult. In addition, litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or trademarks or to determine the validity and scope of the proprietary rights of others. Litigation might result in substantial costs and diversion of resources and management attention.

    Furthermore, our business activities may infringe upon the proprietary rights of others and other parties may assert infringement claims against us, including claims that arise from directly or indirectly providing hyperlink text links to websites operated by third parties. Moreover, from time to time, third parties may allege infringement by us or our strategic partners on their trademarks, service marks and other intellectual property rights. Such claims and any resultant litigation could subject us to significant liability for damages, might result in invalidation of our proprietary rights and, even if not meritorious, could result in substantial costs and diversion of resources and management attention and have a material adverse effect on our business, financial condition and results of operations.

ALL OF OUR SYSTEMS MAY NOT BE YEAR 2000 COMPLIANT

    Many computer systems and other equipment with embedded control chips or microprocessors use only two digits to represent the year, and could fail or make miscalculations due to interpreting a date including "00" to mean 1900 rather than 2000. We are currently undergoing efforts to ensure that our critical business systems will not fail or make miscalculations as a result of the Year 2000 date change. Although we believe that the Year 2000 date change will not adversely affect most of our internally developed and licensed information technology, including our financial systems and accounting software, we cannot assure you that the production systems of many of our strategic business partners or suppliers will not be adversely affected. In addition, we cannot be sure that we will not have to spend significantly more than we currently anticipate on remediation efforts for our critical systems, or that implementation of any contingency plans we develop to deal with problems resulting from the Year 2000 date change will successfully avoid or alleviate this problem. Any such failures could have a material adverse effect on our business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

WE DEPEND ON PRODUCT INFORMATION SUPPLIED BY THIRD PARTIES

    We currently purchase and license from third parties graphical and textual product information that we incorporate into our website and CD-ROM application. We cannot assure you that third-party information of this type will continue to be available to us on commercially reasonable terms, if at all. Any failure to obtain this type of information in the future could significantly reduce the appeal of our Internet-based ordering systems and could adversely affect our business, financial condition and results of operations.

WE MAY CONTRACT WITH OTHER COMPANIES TO PROVIDE BUSINESS SERVICES TO US

    Streamline personnel currently perform all of our consumer resource center operations. In the future, we may seek to contract with other companies to perform some of these activities. Should we choose to form these kinds of business partnerships, we would rely on these partners to assist us in operating our consumer resource centers and if any of these relationships were to terminate, expire or experience disruptions, we could have difficulty replacing these partners' services in a timely manner. Additionally, any such partners might not perform to our standards of timeliness, quality and accuracy. As a result, we might not be able to satisfactorily deliver our customers' orders, which could materially and adversely affect our business, financial condition and results of operations.

E-COMMERCE SECURITY BREACHES COULD HARM US

    The expansion and continued viability of e-commerce and related Internet communications depends on secure transmission of confidential information. We rely on encryption and authentication technology to effect secure transmission of confidential information. Advances in computer capabilities, new discoveries in the field of cryptography or other developments could result in a compromise of the codes we use to protect customer transaction data. Any such compromise of our security could have a material adverse effect on our business, financial condition and results of operations. Concerns over the security of e-commerce transactions and individual privacy may also inhibit the growth of the Internet and other on-line services generally, especially as a means of conducting commercial transactions.

WE FACE POTENTIAL PRODUCT LIABILITY CLAIMS

    We cannot assure you that the products that we deliver will be free from contaminants. Grocery and other related products occasionally contain contaminants due to inherent defects in the products or improper handling. If any of these products cause harm to any of our customers, we could be subject to product liability lawsuits. If we are found liable under a product liability claim, or even if we are not found liable but are required to defend ourselves against such a claim, our customers may substantially reduce or even curtail ordering products and services from us, which could have a material adverse effect on our business, financial condition and results of operations.

WE COULD BE AFFECTED BY GOVERNMENT REGULATION OF THE INTERNET AND LEGAL UNCERTAINTIES RELATING TO E-COMMERCE

    Currently, few laws or regulations directly apply to commerce on or access to the Internet and we are not subject to direct government regulation, other than regulations applicable to businesses generally and food related businesses in particular. However, a number of legislative and regulatory proposals relating to e-commerce are under consideration by federal, state, local and foreign governments and, as a result, a number of laws or regulations may be adopted with respect to Internet user privacy, taxation, pricing, quality of products and services, intellectual property ownership and consumer protection generally. There is also uncertainty as to how existing laws in a number of areas will be interpreted to apply to the Internet. The additional burdens imposed by the adoption of new laws or the application of existing laws to the Internet may decrease the growth in the use of the Internet, which could in turn decrease the demand for our services, increase our costs of doing business or otherwise have a material adverse effect on our business, financial condition and results of operations.

WE WILL CONTINUE TO BE CONTROLLED BY OUR EXISTING STOCKHOLDERS AND THEY WILL BE ABLE TO EFFECT IMPORTANT CORPORATE ACTIONS WITHOUT THE APPROVAL OF OTHER STOCKHOLDERS

    Upon completion of this offering, our principal stockholders will
beneficially own approximately    % of our outstanding common stock. See
"Principal Stockholders." As a result, these stockholders, acting together, will be able to control the outcome of all matters submitted for stockholder action, including

    - electing members to our board of directors

    - approving significant change-in-control transactions

    - determining the amount and timing of dividends paid to themselves and to our public stockholders

    - otherwise controlling our management and operations

OUR STOCK PRICE MAY DECLINE AFTER THIS OFFERING AND MAY BE VOLATILE IN THE
  FUTURE

    The market for shares in newly public Internet-related companies is subject to extreme price and volume fluctuations. These broad fluctuations may materially and adversely affect the market price of our common stock. You may not be able to resell any shares you buy from us at or above the initial public offering price due to a number of factors, including:

    - actual or anticipated fluctuations in our operating results

    - changes in investors' and securities analysts' expectations as to our future financial performance or changes in financial estimates of securities analysts

    - announcement of new products or product enhancements by us or our competitors

    - technological innovations by us or our competitors

    - the operating and stock price performance of comparable companies

    In addition, although our common stock will be quoted on the Nasdaq National Market, an active trading market may not develop or sustain itself after this offering.

YOU WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION IN THE BOOK VALUE OF YOUR
  INVESTMENT

    Purchasers of common stock in this offering will incur immediate and
substantial dilution of $      in the net tangible book value per share of
common stock from the assumed initial public offering price of $      . See
"Dilution."

PROVISIONS OF OUR GOVERNING DOCUMENTS AND DELAWARE LAW COULD DISCOURAGE ACQUISITION PROPOSALS OR DELAY A CHANGE IN CONTROL OF STREAMLINE

    Our certificate of incorporation and by-laws contain anti-takeover provisions, including those listed below, that could make it more difficult for a third party to acquire control of us, even if that change in control would be beneficial to stockholders:

    - our board of directors has the authority to issue common stock and preferred stock and to determine the price, rights and preferences of any new series of preferred stock without stockholder approval

    - our board of directors is divided into three classes, each serving three-year terms

    - supermajority voting is required to amend key provisions of our certificate of incorporation and by-laws

    - there are limitations on who can call special meetings of stockholders

    - stockholders may not take action by written consent

    - advance notice is required for nominations of directors and for stockholder proposals

    In addition, provisions of Delaware law and our stock option plans may also discourage, delay or prevent a change of control of Streamline or unsolicited acquisition proposals.

FUTURE SALES BY OUR EXISTING STOCKHOLDERS COULD ADVERSELY AFFECT THE MARKET
  PRICE OF OUR COMMON STOCK

    Sales of our common stock in the public market following this offering could
adversely affect the market price of our common stock. Of the       shares that
will be outstanding upon the consummation of this offering:

    - all       of the shares offered under this prospectus will be freely tradeable in the public market

    - approximately       additional shares may be sold after the expiration of
      180-day lock-up agreements

    - approximately       additional shares may be sold upon the exercise of
      stock options after the expiration of 180-day lock-up agreements

                                USE OF PROCEEDS

    We estimate that the net proceeds we will receive from the sale of shares in
this offering will be $    million ($    million if the underwriters'
over-allotment option is exercised in full), after deducting the estimated underwriting discounts and commissions and offering expenses payable by us and
assuming an initial public offering price of $      per share.

    We will use the net proceeds of this offering primarily to finance the expansion of our business. We also expect to use a portion of the net proceeds for general corporate purposes, including working capital and capital expenditures. A portion of the net proceeds may also be used for the acquisition of businesses, products, services or technologies that are complementary to those of Streamline. There currently are no active negotiations, understandings, commitments or agreements with respect to any acquisition. Pending such uses, we intend to invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities.

                                DIVIDEND POLICY

    We currently intend to retain earnings for the continued development and expansion of our business. In the future, the terms of credit agreements or other contractual provisions may impose restrictions or limitations on the payment of dividends. In the absence of such restrictions or limitations, the payment of any dividends will be at the discretion of our board of directors.

                                 CAPITALIZATION

    The following table sets forth the capitalization of Streamline as of December 31, 1998: (1) on an actual basis; (2) on a pro forma basis to give effect to the conversion of shares of preferred stock into common stock; and (3) on a pro forma as adjusted basis to reflect the sale of common stock by Streamline at an assumed initial public offering price of $ per share and the application of the net proceeds therefrom. The historical information with respect to the Series D preferred stock reflects the accrual of 3,288 shares of Series D preferred stock as a dividend, which together with the 228,570 issued and outstanding shares of Series D preferred stock, will convert into common stock as of the closing of this offering. This table should be read in conjunction with Streamline's Consolidated Financial Statements and the related Notes appearing elsewhere in this prospectus.

                                                                                           DECEMBER 31, 1998
                                                                              --------------------------------------------
                                                                                                            PRO FORMA
                                                                                ACTUAL     PRO FORMA       AS ADJUSTED
                                                                              ----------  -----------  -------------------
                                                                                   (IN THOUSANDS, EXCEPT SHARE DATA)
Capital lease obligations, net of current portion...........................  $      381   $     381
Redeemable convertible preferred stock:
  Series A preferred stock, $1.00 par value; 50,000 shares issued and outstanding; none issued and outstanding, pro forma and pro forma as
    adjusted................................................................       5,000          --
  Series B preferred stock, $1.00 par value; 80,000 shares issued and outstanding; none issued and outstanding, pro forma and pro forma as
    adjusted................................................................       8,000          --
  Series C preferred stock, $1.00 par value; 10,000 shares issued and outstanding; none issued and outstanding, pro forma and pro forma as
    adjusted................................................................       1,000          --
  Series D preferred stock, $1.00 par value, 228,570 shares issued and outstanding; none issued and outstanding, pro forma and pro forma as
    adjusted................................................................      23,186          --
                                                                              ----------
    Total redeemable convertible preferred stock............................      37,186          --
                                                                              ----------
Stockholders' (deficit) equity:
  Common stock, $0.01 par value; 22,700,000 shares authorized, 50,000,000 as adjusted; 3,699,539 shares issued and 3,665,539 outstanding actual,
    13,236,453 issued and 13,202,453 outstanding pro forma, and
                  shares issued and       outstanding pro forma as
    adjusted................................................................          37         132
  Additional paid-in capital................................................       5,060      42,151
  Treasury stock, at cost...................................................        (238)       (238)
  Accumulated deficit.......................................................     (23,452)    (23,452)
                                                                              ----------  -----------
    Total stockholders' (deficit) equity....................................     (18,593)     18,593
                                                                              ----------  -----------
      Total capitalization..................................................  $   18,974   $  18,974
                                                                              ----------  -----------
                                                                              ----------  -----------

    The common stock to be outstanding after this offering is based on shares outstanding as of December 31, 1998 and

    - 1,999,714 shares of common stock issuable upon the exercise of outstanding stock options and warrants outstanding at March 31, 1999 at an average exercise price of $5.00 per share

    - 1,676,867 additional shares of common stock currently reserved for issuance under Streamline's stock option and stock purchase plans. See "Management--Stock Option Plans"

                                    DILUTION

    As of December 31, 1998, Streamline had a pro forma net tangible book value
of $            , or $      per share of common stock after giving effect to the
conversion of all outstanding shares of preferred stock into common stock. Pro forma net tangible book value per share is determined by dividing the net tangible book value of Streamline (total tangible assets less total liabilities) by the total number of shares of common stock outstanding after giving effect to the conversion of preferred stock of Streamline. After taking into account the sale of shares offered hereby by Streamline, the pro forma as adjusted net
tangible book value as of December 31, 1998, would have been $            , or
$            per share. The pro forma as adjusted net tangible book value assumes that the proceeds to Streamline, net of underwriting discounts and
commissions and offering expenses will be approximately $      . Based on the
foregoing, there would be an immediate increase in net tangible book value to
existing stockholders attributable to new investors of $            per share
and an immediate dilution of $            per share to new investors. The
following table illustrates this per share dilution:

Assumed initial public offering price per share........             $
  Pro forma net tangible book value per share at
    December 31, 1998..................................  $
  Increase per share attributable to new investors.....
                                                         ---------

Pro forma as adjusted net tangible book value per share
  after this offering..................................
                                                                    ---------
Dilution per share to new investors....................             $
                                                                    ---------
                                                                    ---------

    The following table summarizes, on a pro forma basis, as of December 31, 1998, after giving effect to the conversion of all outstanding shares of preferred stock of Streamline (including the accrued dividend of 3,288 shares) into 9,536,914 shares of common stock upon the closing of this offering (1)
      shares of common stock purchased from Streamline, (2) the total consideration paid to Streamline and (3) the average price per share paid by the existing stockholders and by the new investors at an assumed initial public
offering price of $      per share. Underwriting discounts and commissions and
offering expenses have not been deducted.

                                                                 SHARES PURCHASED       TOTAL CONSIDERATION
                                                             ------------------------  ----------------------  AVERAGE PRICE
                                                               NUMBER       PERCENT     AMOUNT      PERCENT      PER SHARE
                                                             -----------  -----------  ---------  -----------  -------------
Existing stockholders......................................   $                     %  $                    %    $
New investors..............................................
                                                             -----------         ---   ---------         ---
    Total..................................................                      100%                    100%
                                                             -----------         ---   ---------         ---
                                                             -----------         ---   ---------         ---

    As of December 31, 1998, there were options outstanding to purchase a total of 593,000 shares of common stock, at a weighted average exercise price of $3.88 per share and 882,500 additional shares reserved for future grants and issuances under Streamline's stock option and stock purchase plans. Additionally, at December 31, 1998, there were outstanding warrants to purchase a total of 788,714 shares of common stock at an average exercise price of $5.72 per share. To the extent that any of these options or warrants are exercised, there will be further dilution to new investors.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The following historical selected consolidated financial data should be read along with Streamline's Consolidated Financial Statements and related Notes included elsewhere in this prospectus. The selected consolidated financial data set forth below for each of the fiscal years ended December 31, 1996, 1997 and 1998 has been derived from consolidated financial statements of Streamline, included elsewhere in this prospectus, which have been audited by PricewaterhouseCoopers LLP, independent accountants. The selected financial data for the fiscal year ended December 31, 1995 has been derived from financial statements of Streamline, not appearing elsewhere in this prospectus, which have been audited by PricewaterhouseCoopers LLP. The selected financial data for the fiscal year ended December 31, 1994 has been derived from financial statements of Streamline, not appearing elsewhere in this prospectus, which have been audited by Arthur Andersen LLP, independent accountants. The pro forma as adjusted balance sheet data and pro forma per share and share amounts have not been audited. You should read this data along with the Consolidated Financial Statements and related Notes and with Management's Discussion and Analysis of Financial Condition and Results of Operations appearing elsewhere in this prospectus.

                                                                       YEAR ENDED DECEMBER 31,
                                                   ---------------------------------------------------------------
                                                      1994         1995         1996         1997         1998
                                                   -----------  -----------  -----------  -----------  -----------

                                                           (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenue:
  Product and service revenue, net...............  $        29  $       128  $       391  $     1,815  $     6,026
  Subscription fees..............................           --            6           20           98          391
  Advertising, research and marketing fees.......           --           --          511          721          529
                                                   -----------  -----------  -----------  -----------  -----------
Total revenue....................................           29          134          922        2,634        6,946
                                                   -----------  -----------  -----------  -----------  -----------
Operating expenses:
  Cost of revenue................................           24          128          391        2,098        4,992
  Fulfillment center operations..................           --           --          916        2,769        4,013
  Sales and marketing............................            4           59          441        1,428        1,479
  Technology systems and development.............            4            7           78        1,673        3,002
  General and administrative.....................          627          970          985        3,166        3,897
                                                   -----------  -----------  -----------  -----------  -----------
Total operating expenses.........................          659        1,164        2,811       11,134       17,383
Loss from operations.............................         (630)      (1,030)      (1,889)      (8,500)     (10,437)
Other income (expense), net......................            7          (20)          43          (80)        (330)
Loss before minority interest and extraordinary
  item...........................................         (623)      (1,050)      (1,846)      (8,580)     (10,767)
Minority interest in net loss of consolidated
  subsidiary.....................................           --           --           --          265          138
                                                   -----------  -----------  -----------  -----------  -----------
Loss before extraordinary item...................         (623)      (1,050)      (1,846)      (8,315)     (10,629)
Dividends on preferred stock.....................           --           --          203          157          329
                                                   -----------  -----------  -----------  -----------  -----------
Loss attributable to common stockholders before
  extraordinary item.............................         (623)      (1,050)      (2,049)      (8,472)     (10,958)
Extraordinary item--loss on early redemption of
  debt...........................................           --           --           --           --          744
                                                   -----------  -----------  -----------  -----------  -----------
Net loss attributable to common stockholders.....  $      (623) $    (1,050) $    (2,049) $    (8,472) $   (11,702)
                                                   -----------  -----------  -----------  -----------  -----------
                                                   -----------  -----------  -----------  -----------  -----------
Basic and diluted loss per common share:
  Loss per common share before extraordinary
    item.........................................        (0.23)       (0.34)       (0.62)       (2.47)       (3.11)
  Net loss per common share......................  $     (0.23) $     (0.34) $     (0.62) $     (2.47) $     (3.32)
                                                   -----------  -----------  -----------  -----------  -----------
Shares used in computing basic and diluted loss
  per common share...............................    2,746,167    3,046,127    3,284,625    3,424,035    3,522,458
                                                   -----------  -----------  -----------  -----------  -----------
Unaudited pro forma basic and diluted net loss
  per common share...............................                                                      $     (1.28)
Shares used in computing unaudited pro forma
  basic and diluted net loss per share...........                                                        8,918,465

                                                     DECEMBER 31,                              DECEMBER 31, 1998
                                    ----------------------------------------------  ----------------------------------------
                                                                                                               PRO FORMA AS
                                       1994        1995        1996        1997       ACTUAL    PRO FORMA(1)   ADJUSTED(1)(2)
                                    ----------  ----------  ----------  ----------  ----------  -------------  -------------

                                                                         (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents.........  $      111  $       34  $    1,005  $    1,446  $   12,593   $    12,593
Working capital (deficit).........          56        (365)        978         330      12,061        12,061
Total assets......................         162         289       3,618       7,897      20,066        20,066
Capital lease obligations, net of
  current portion.................          --          64         325         334         381           381
Redeemable convertible preferred
  stock...........................          --          --       5,203      14,000      37,186            --
Stockholders' equity (deficit)....         101        (186)     (2,179)     (8,398)    (18,593)       18,593

------------------------

(1) Reflects the conversion of all outstanding shares of preferred stock of Streamline (including accrued dividends of 3,288 shares) into 9,536,914 shares of common stock upon the closing of this offering. See
    "Capitalization."

(2) Adjusted to give effect to the sale of          shares of common stock
    offered by this prospectus at the initial public offering price of $ per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by Streamline, and the anticipated application of the net proceeds therefrom.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. STREAMLINE'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS INCLUDING THOSE SET FORTH UNDER "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS. YOU SHOULD READ THE FOLLOWING DISCUSSION WITH THE CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES APPEARING ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW

    Streamline simplifies the lives of busy suburban families by providing Internet-based ordering and home delivery of a wide range of consumer goods and services such as groceries, household goods, health and beauty care items, dry cleaning, video rentals and film processing. Our typical customer tends to be a dual income household with at least one child and access to the Internet. We also provide consumer packaged goods companies insight into consumer Internet purchasing behavior to help facilitate the development of their Internet merchandising capabilities and to broaden other research and marketing programs.

    Streamline has grown rapidly, with revenue increasing to $6.9 million in 1998 from $922,000 in 1996. During this same period, our net loss increased to $11.4 million in 1998 from $1.8 million in 1996. We expect to continue to incur losses as we increase expenditures in all areas of operations in order to execute our business plan. In particular, we expect to incur costs related to:

    - expanding into new markets

    - increasing our sales and marketing efforts

    - continuing our investment in technology

    Due to our history of net operating losses, we currently pay no federal or state income tax. As of December 31, 1998, we had federal and state net operating loss carry forwards of approximately $22.6 million and $22.4 million, respectively. We plan to use these net operating losses to offset future income tax obligations unless federal or state tax law restrictions, such as those related to an ownership change as defined in the Internal Revenue Code, limit us from doing so.

HISTORY OF GROWTH

    Streamline was founded in April 1993. From 1993 through 1995 we focused primarily on testing the viability of the consumer home delivery market. We developed our current business concept during that period.

    In 1996 we began offering a full range of products and services to a test group of approximately 100 customers. In October 1996 we completed the development of our first consumer resource center in the greater Boston area and commenced marketing our services.

    In 1997 we focused on building our business by:

    - expanding our product and service offerings

    - negotiating wholesale supply of our products and services

    - refining our consumer resource center operations

    - developing our website and related ordering technology

    - enhancing customer service

    - increasing the number of customers served

    By the end of 1997 we expanded our customer base to approximately 900 customers and served 30 cities and towns in the greater Boston area. During 1997 we also launched the Consumer Learning Center, which provides consumer packaged goods companies research and merchandising opportunities. Additionally, in 1997 we acquired substantially all of the assets of Shopping Alternatives, Inc., a consumer direct company based in the Washington, D.C. area.

    In 1998 we increased the number of cities and towns served by our consumer resource center in the greater Boston area to 38 and continued to market our services to prospective customers in those areas. As a result, we increased our customer base to approximately 2,000 customers.

COMPONENTS OF REVENUE

    Streamline has three primary sources of revenue. The majority of our revenue is derived from sales of a broad range of consumer goods and services. Our customers also pay us a monthly subscription fee of $30 which we prorate based on the week of installation or discontinuance if services are provided for less than a full month. In addition, we receive advertising, research and marketing fees through arrangements with consumer packaged goods companies and e-commerce companies. Revenue from products and services is recognized upon delivery to the customer; subscription fees are recognized monthly; and advertising, research and marketing fees are recognized over the life of the applicable arrangement or as services are performed.

RESULTS OF OPERATIONS

    The following table sets forth for the periods indicated the percentage of total revenue of certain line items included in Streamline's consolidated statement of income data:

                                                                                       YEAR ENDED DECEMBER 31,
                                                                                   -------------------------------
                                                                                     1996       1997       1998
                                                                                   ---------  ---------  ---------
Revenue:
  Product and service revenue, net...............................................       42.4%      68.9%      86.7%
  Subscription fees..............................................................        2.2        3.7        5.6
  Advertising, research and marketing fees.......................................       55.4       27.4        7.6
                                                                                   ---------  ---------  ---------
    Total revenue................................................................      100.0      100.0      100.0
Operating expenses:
  Cost of revenue................................................................       42.4       79.6       71.9
  Fulfillment center operations..................................................       99.4      105.1       57.8
  Sales and marketing............................................................       47.8       54.2       21.3
  Technology systems and development.............................................        8.5       63.5       43.2
  General and administrative.....................................................      106.9      120.2       56.1
                                                                                   ---------  ---------  ---------
    Total operating expenses.....................................................      305.0      422.6      250.3
Loss from operations.............................................................     (205.0)    (322.6)    (150.3)
Other income (expense), net......................................................        4.7       (3.1)      (4.8)
Loss before minority interest and extraordinary item.............................     (200.3)    (325.7)    (155.0)
Minority interest in net loss of consolidated subsidiary.........................         --       10.1        2.0
Loss before extraordinary item...................................................     (200.3)    (315.6)    (153.0)
Extraordinary item--loss on early redemption of debt.............................         --         --       10.7
                                                                                   ---------  ---------  ---------
Net loss.........................................................................     (200.3)%    (315.6)%    (163.7)%
                                                                                   ---------  ---------  ---------
                                                                                   ---------  ---------  ---------

1998 COMPARED TO 1997

TOTAL REVENUE. Total revenue increased to $6.9 million in 1998 from $2.6 million in 1997, an increase of 163.7%. This increase was primarily due to an increase in total orders resulting from our expanded customer base.

    PRODUCT AND SERVICE REVENUE, NET. Sales of products and related services, net of returns increased to $6.0 million in 1998 from $1.8 million in 1997, an increase of 232.0%. Net product and service revenue as a percentage of total revenue increased to 86.7% in 1998 from 68.9% in 1997. These increases were principally due to:

    - an increase in our customer base to approximately 2,000 at the end of 1998 from approximately 900 at the end of 1997, an increase of 122.2%, primarily due to our marketing efforts to obtain new customers in the greater Boston market

    - a related increase in the number of invoices for product and service revenue to approximately 59,000 in 1998 from approximately 19,000 in 1997, an increase of 211.0%

    - an increase in average product and service revenue per invoice to approximately $102 in 1998 from approximately $99 in 1997, an increase of 4.0%, largely due to the expansion of our product and service offerings

    SUBSCRIPTION FEES. Streamline customers pay a monthly subscription fee in addition to amounts paid for the products and services we deliver to their homes. Revenue from these fees increased to $391,000 in 1998 from $98,000 in 1997, an increase of 297.3% due to an increase in our customer base and the timing of these customer acquisitions. Subscription fees as a percentage of total revenue increased to 5.6% in 1998 from 3.7% in 1997. These increases resulted from the growth in our customer base.

    ADVERTISING, RESEARCH AND MARKETING FEES. Revenue from advertising, research and marketing fees includes Consumer Learning Center membership fees paid by consumer packaged goods companies for the opportunity to participate in research and marketing programs. Fees from advertising, research and marketing services decreased to $529,000 in 1998 from $721,000 in 1997, a decrease of 26.6%. Advertising, research and marketing fees as a percentage of total revenue decreased to 7.6% in 1998 from 27.4% in 1997. These decreases are primarily due to a reduction in the average dollar amount paid by participants resulting from shorter membership periods.

TOTAL OPERATING EXPENSES. Total operating expenses increased to $17.4 million or 250.3% of total revenue in 1998 from $11.1 million or 422.6% of total revenue in 1997, an increase of 56.1%, largely due to:

    - increased consumer resource center operational costs

    - increased expenses related to technology systems and development

    - increased sales and marketing expenses incurred to increase our customer base

    - increased general and administrative expenses incurred to support our growing operations

    COST OF REVENUE. The cost of revenue is comprised of the cost of products and services sold to customers and the costs associated with generating advertising, research and marketing fees. These costs increased to $5.0 million or 71.9% of total revenue in 1998 from $2.1 million or 79.6% of total revenue in 1997, an increase of 138.0%, due to the increased order size and number of customer orders, offset by cost reductions associated with higher purchase volumes.

    FULFILLMENT CENTER OPERATIONS. Expenses attributable to fulfillment center operations increased to $4.0 million or 57.8% of total revenue in 1998 from $2.8 million or 105.1% of total revenue in 1997, an increase of 44.9%, due to the increase in customer order volume. The cost of consumer resource center operations includes all costs associated with installing the customer, managing the facility and processing orders including salaries and wages, employee benefits, facility rent, utility costs, vehicle expenses and order processing fees.

    SALES AND MARKETING. Sales and marketing includes general marketing expenses and the sales and marketing costs associated with acquiring customers. Sales and marketing expenses increased to

$1.5 million or 21.3% of total revenue in 1998 from $1.4 million or 54.2% of total revenue in 1997, an increase of 3.6%. As a result of increased customer referrals and the more effective utilization of marketing channels, sales and marketing expenses decreased as a percentage of total revenue.

    TECHNOLOGY SYSTEMS AND DEVELOPMENT. Expenses attributable to technology systems and development include costs associated with development of technology prior to capitalization, maintenance, implementation of minor enhancements, information system consultants and support personnel, and amortization of purchased and capitalized software costs. Technology systems and development increased to $3.0 million or 43.2% of total revenue in 1998 from $1.7 million or 63.5% of total revenue in 1997, an increase of 79.5%. Certain costs associated with our website, on-line ordering, warehouse management and other enterprise systems were capitalized during 1997 and 1998 and are being amortized over the useful lives of the assets. In 1998 the increased expense is largely due to increased amortization of these capitalized costs and costs associated with maintaining, enhancing and integrating our technology systems.

    GENERAL AND ADMINISTRATIVE. General and administrative costs include corporate salaries and wages, employee benefits, corporate facility costs and depreciation, amortization and general administrative expenses including office equipment and supplies, telephone expenses, travel costs and legal, audit and other consulting fees. General and administrative costs increased to $3.9 million or 56.1% of total revenue in 1998 from $3.2 million or 120.2% of total revenue in 1997, an increase of 23.1%, primarily due to the addition of management and administrative staff to support our growth.

    OTHER INCOME (EXPENSE). Other expense increased to $330,000 in 1998 from $80,000 in 1997, an increase of 311.0%, largely due to a $518,000 increase in net interest expense resulting primarily from our issuance of senior discount notes in 1998 offset by $182,000 of interest income we received primarily from investing the proceeds of debt and equity financings completed during the year. Other expense in 1997 was largely due to the losses incurred on the disposal of fixed assets.

    MINORITY INTEREST. The allocation of the net losses of our subsidiary, Streamline Mid-Atlantic, Inc., to the minority interest decreased to $139,000 in 1998 from $265,000 in 1997. In 1998, we were allocated a percentage of net losses in excess of our ownership percentage due to the minority interest being allocated all of its allowable losses. In November 1998, we acquired the remaining minority interest and will report 100% of the income or loss of this subsidiary in our results of operations in future periods.

    EXTRAORDINARY LOSS. We incurred an extraordinary loss of $744,000 in 1998 due to the early extinguishment of the senior discount notes issued in April 1998 and retired in September 1998. This loss included approximately $257,000 for a call premium, and $452,000 for the unamortized discount value associated with the warrants to purchase common stock issued in connection with the senior discount notes and $35,000 for the issuance of common shares and remaining deferred financing costs.

1997 COMPARED TO 1996

TOTAL REVENUE. Total revenue increased to $2.6 million in 1997 from $922,000 in 1996, an increase of 185.8%. This increase was due to an increase in the number of customers and orders in 1997.

    PRODUCT AND SERVICE REVENUE, NET. Sales of products and related services, net of returns increased to $1.8 million in 1997 from $391,000 in 1996, an increase of 364.4%. Net product and service revenue as a percentage of total revenue increased to 68.9% in 1997 from 42.4% in 1996. Due to active marketing efforts, we increased our customer base to approximately 900 at the end of 1997 from approximately 100 households in 1996. The increase in our customer base resulted in a greater number of orders in 1997.

    SUBSCRIPTION FEES. Subscription fees increased to $98,000 in 1997 from $20,000 in 1996, an increase of 395.1% primarily as a result of an increase in the number of customers to approximately 900 by the end of 1997 from a pilot group of 100 in 1996. Subscription fees as a percentage of total revenue increased to 3.7% in 1997 from 2.2% in 1996 due to this increase in our customer base.

    ADVERTISING, RESEARCH AND MARKETING FEES. Revenue from advertising, research and marketing fees increased to $721,000 in 1997 from $511,000 in 1996, an increase of 41.1%. These fees decreased, as a percentage of total revenue to 27.4% in 1997 from 55.4% in 1996. In 1997, we began offering research and marketing programs to consumer packaged goods companies, whereas, in 1996 the revenue from market research was a result of our non-recurring participation in a third party research program while operating with our initial test group of 100 customers.

TOTAL OPERATING EXPENSES. Total operating expenses increased to $11.1 million or 422.6% of total revenue in 1997 from $2.8 million or 305.0% of total revenue in 1996, an increase of 296.1%, due to:

    - an increase in the number of customers and orders

    - an increase in costs related to consumer resource operations due to the completion of our first consumer resource center

    - increased sales and marketing expenses related to the expansion our customer base

    - an increase in general and administrative expenses as a result of increasing our infrastructure to support expanded operations

    COST OF REVENUE. The cost of revenue increased to $2.1 million or 79.6% of total revenue in 1997 from $391,000 or 42.4% of total revenue in 1996, an increase of 436.3%, due to the increase in customer orders and the increase in costs associated with research and marketing programs.

    FULFILLMENT CENTER OPERATIONS. In 1996 we completed construction of our first facility in the greater Boston, Massachusetts area and began full operations. Expenses attributable to fulfillment center operations increased to $2.8 million or 105.1% of total revenue in 1997 from $916,000 or 99.4% of total revenue in 1996, an increase of 202.3%, as a result of increased labor associated with processing a higher order volume.

    SALES AND MARKETING. Sales and marketing increased to $1.4 million or 54.2% of total revenue in 1997 from $441,000 or 47.8% of total revenue in 1996, an increase of 224.1%. We incurred higher customer acquisition expenses in 1997 because we ended our test phase and began actively marketing our service to new customers. In 1997 we also began general promotional efforts.

    TECHNOLOGY SYSTEMS AND DEVELOPMENT. Expenses attributable to technology systems and development increased to $1.7 million or 63.5% of total revenue in 1997 from $78,000 or 8.5% of total revenue in 1996, due to the development and implementation of our website, on-line ordering, warehouse management system and other enterprise systems in 1997.

    GENERAL AND ADMINISTRATIVE. General and administrative costs increased to $3.2 million or 120.2% of total revenue in 1997 from $1.0 million or 106.9% in 1996, an increase of 221.3% due to an increase in administrative salaries and related benefits to support the growth in customers.

    OTHER INCOME (EXPENSE). Other expense of $80,000 in 1997 was primarily due to the losses incurred on the disposal of fixed assets. Other income of $43,000 in 1996 resulted primarily from the net interest income we received from investing the proceeds of equity financings completed during the year offset by leasing and other financing expenses.

    MINORITY INTEREST. In 1997 we established a subsidiary, Streamline Mid-Atlantic, Inc., which sold common stock to third parties and acquired substantially all of the assets of Shopping Alternatives, Inc. in exchange for shares of its common stock. These transactions created a minority interest in our subsidiary, to which we allocated approximately 45% of the subsidiary's 1997 operating loss.

SELECTED QUARTERLY RESULTS OF OPERATIONS

    The following table presents unaudited quarterly consolidated statement of operations data for each of the quarters during the fiscal years ended December 31, 1997 and 1998. In the opinion of management, this information has been prepared on the same basis as the audited financial statements appearing elsewhere in this prospectus, and all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly the unaudited quarterly results. You should read the quarterly data presented below in conjunction with the Consolidated Financial Statements and related Notes appearing elsewhere in this prospectus.

    The results of operations for any quarter are not necessarily indicative of future quarterly results of operations. See "Risk Factors."

                                                                        QUARTER ENDED
                                      ---------------------------------------------------------------------------------
                                        MAR. 31,         JUNE 30,         SEPT. 30,        DEC. 31,         MAR. 31,
                                          1997             1997             1997             1997             1998
                                      -------------    -------------    -------------    -------------    -------------
                                                                       (IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Revenue:
  Product and service revenue,
    net............................        $  185           $  340           $  473           $  817           $1,072
  Subscription fees................             9               16               27               46               76
  Advertising, research and
    marketing fees.................           135              270              271               45               53
                                      -------------    -------------    -------------    -------------    -------------
Total revenue......................           329              626              771              908            1,201
Operating expenses:
  Cost of revenue..................           261              392              604              841              896
  Fulfillment center operations....           417              624              751              977              946
  Sales and marketing..............           338              357              390              343              285
  Technology systems and
    development....................           125              405              528              615              636
  General and administrative.......           425              893              904              944              963
                                      -------------    -------------    -------------    -------------    -------------
Total operating expenses...........         1,566            2,671            3,177            3,720            3,726
Loss from operations...............        (1,237)          (2,045)          (2,406)          (2,812)          (2,525)
Other income (expense), net........            (8)             (12)             (87)              27              (40)
                                      -------------    -------------    -------------    -------------    -------------
Loss before minority interest and
  extraordinary item...............        $(1,245)         $(2,057)         $(2,493)         $(2,785)         $(2,565)
                                      -------------    -------------    -------------    -------------    -------------
                                      -------------    -------------    -------------    -------------    -------------
PERCENTAGE OF REVENUE:
Revenue:
  Product and service revenue,
    net............................          56.2%            54.3%            61.3%            90.0%            89.3%
  Subscription fees................           2.7              2.6              3.5              5.1              6.3
  Advertising, research and
    marketing fees.................          41.0             43.1             35.1              5.0              4.4
                                      -------------    -------------    -------------    -------------    -------------
Total revenue......................         100.0            100.0            100.0            100.0            100.0
Operating expenses:
  Cost of revenue..................          79.3             62.6             78.3             92.6             74.6
  Fulfillment center operations....         126.7             99.7             97.4            107.6             78.8
  Sales and marketing..............         102.7             57.0             50.6             37.8             23.7
  Technology systems and
    development....................          38.0             64.7             68.5             67.7             53.0
  General and administrative.......         129.2            142.7            117.3            104.0             80.2
                                      -------------    -------------    -------------    -------------    -------------
Total operating expenses...........         476.0            426.7            412.1            409.7            310.2
                                      -------------    -------------    -------------    -------------    -------------
Loss from operations...............        (376.0)          (326.7)          (312.1)          (309.7)          (210.2)
Other income (expense), net........          (2.4)            (1.9)           (11.3)             3.0             (3.3)
                                      -------------    -------------    -------------    -------------    -------------
Loss before minority interest and
  extraordinary item...............        (378.4)%         (328.6)%         (323.3)%         (306.7)%         (213.6)%
                                      -------------    -------------    -------------    -------------    -------------
                                      -------------    -------------    -------------    -------------    -------------


                                       JUNE 30,         SEPT. 30,        DEC. 31,
                                         1998             1998             1998
                                     -------------    -------------    -------------

STATEMENT OF OPERATIONS DATA:
Revenue:
  Product and service revenue,
    net............................       $1,401           $1,409           $2,144
  Subscription fees................           94              105              116
  Advertising, research and
    marketing fees.................          159              158              159
                                     -------------    -------------    -------------
Total revenue......................        1,654            1,672            2,419
Operating expenses:
  Cost of revenue..................        1,206            1,164            1,726
  Fulfillment center operations....        1,009              946            1,112
  Sales and marketing..............          328              376              490
  Technology systems and
    development....................          664              637            1,065
  General and administrative.......          951              884            1,099
                                     -------------    -------------    -------------
Total operating expenses...........        4,158            4,007            5,492
Loss from operations...............       (2,504)          (2,335)          (3,073)
Other income (expense), net........         (209)            (206)             125
                                     -------------    -------------    -------------
Loss before minority interest and
  extraordinary item...............       $(2,713)         $(2,541)         $(2,948)
                                     -------------    -------------    -------------
                                     -------------    -------------    -------------
PERCENTAGE OF REVENUE:
Revenue:
  Product and service revenue,
    net............................         84.7%            84.2%            88.6%
  Subscription fees................          5.7              6.3              4.8
  Advertising, research and
    marketing fees.................          9.6              9.5              6.6
                                     -------------    -------------    -------------
Total revenue......................        100.0            100.0            100.0
Operating expenses:
  Cost of revenue..................         72.9             69.6             71.4
  Fulfillment center operations....         61.0             56.6             46.0
  Sales and marketing..............         19.8             22.5             20.3
  Technology systems and
    development....................         40.1             38.1             44.0
  General and administrative.......         57.5             52.9             45.4
                                     -------------    -------------    -------------
Total operating expenses...........        251.4            239.6            227.0
                                     -------------    -------------    -------------
Loss from operations...............       (151.4)          (139.6)          (127.0)
Other income (expense), net........        (12.6)           (12.3)             5.2
                                     -------------    -------------    -------------
Loss before minority interest and
  extraordinary item...............       (164.0)%         (151.9)%         (121.9)%
                                     -------------    -------------    -------------
                                     -------------    -------------    -------------

    Streamline's quarterly operating results have fluctuated significantly in the past due to many factors beyond our control including seasonality. Generally, the number of orders, as well as the total amount spent per order, tends to decrease in July, August and during school breaks when many busy suburban families vacation. This pattern is demonstrated by a comparison of product and service revenue, net for the last three quarters of 1998. This revenue remained stable in the second and third quarters of 1998 as opposed to the 52.2% increase from the third quarter of 1998 to the fourth quarter of 1998. Our operating results are likely to continue to fluctuate due to seasonality and other factors, including:

    - the ability to attract new customers and retain existing customers

    - the timing and nature of the expansion of our business, and the amount of operating costs and capital expenditures relating to such expansion of our business

    - our ability to manage inventory and fulfillment operations

    - the introduction of new products and services and changes in the sales mix of our product and service offerings

    - the ability to maintain or reduce costs of revenue

    - our ability to establish and expand recognition of the Streamline brand

    - changes in pricing policies

    - competitive factors

    - general economic conditions

    We may also experience significant fluctuations in revenue from our advertising, research and marketing fees due to the timing and length of our agreements with participants and affiliates. For example, the Consumer Learning Center operated primarily in the first three quarters of 1997 and the last three quarters of 1998 and therefore generated the majority of advertising, research and marketing fees during those periods. We also expect that revenue from customer acquisition and revenue sharing contracts with other e-commerce companies may vary between quarters.

    Cost of revenue as a percentage of total revenue has fluctuated between quarters due to the timing of expenses related to the recognition of advertising, research and marketing fees. The total costs of revenue as a percentage of total revenue decreased from 79.7% in 1997 to 71.9% primarily as a result of securing better wholesale prices from new and existing suppliers.

    Expenses attributable to fulfillment center operations, which include the fixed costs to operate our consumer resource center, as well as labor costs associated with managing inventory and processing orders has increased over the last eight quarters as a result of the increase in our order volume.

    Sales and marketing expenses have increased for seven of the last eight quarters as a result of increased marketing efforts to acquire additional customers.

    Technology and development expenses have increased over the last eight quarters due to incurring costs to develop, enhance and maintain our ordering, warehouse management, financial and customer information systems. These expenses significantly increased in the fourth quarter due to the issuance of warrants for common stock in lieu of payment for services related to the development of our website and customer ordering systems. See Notes to the Consolidated Financial Statements.

    General and administrative expenses increased over the last eight quarters primarily as a result of the addition of management and administrative staff and related expenses to support our current and future growth.

LIQUIDITY AND CAPITAL RESOURCES

    Streamline has financed its operations and capital requirements through the sale of redeemable convertible preferred stock and the issuance of senior discount notes.

    Operating activities used cash of $9.4 million in 1998, $6.7 million in 1997 and $1.7 million in 1996 primarily due to the net losses incurred in each year. Investing activities used cash of $2.1 million in 1998, $2.8 million in 1997 and $2.0 million in 1996 primarily due to the purchase of property and equipment to support the expansion of our operations, and costs associated with purchased and capitalized software for our warehouse management, customer ordering, and financial systems. Financing activities provided cash of $22.7 million in 1998, $10.0 million in 1997, and $4.7 million in 1996 primarily through sales of preferred stock which generated proceeds of $22.9 million in 1998, $9.0 million in 1997, and $5.0 million in 1996. During 1998 we received $7.0 million in connection with the issuance of senior discount notes. A portion of the proceeds from our sale of preferred stock in September 1998 was used to retire the senior discount notes.

    We expect to incur operating losses in 1999 from our existing consumer resource center and from the facility we have leased and plan to open in the greater Washington, D.C. area in the fourth quarter of 1999. We have currently budgeted expenditures in 1999 of approximately $4.0 million for costs associated with leasehold improvements, equipment acquisitions and other asset purchases related to our new facility. Additionally, we plan to continue to enhance our technology by upgrading or replacing our financial, warehouse management and customer information systems. We intend to finance these expenditures from capital resources and future lease financing. We also plan to open new facilities in 2000 and beyond which may or may not have similar capital requirements due to size, configuration, location and other local market conditions.

    Pursuant to a letter agreement dated April 13, 1999, Nordstrom, Inc. has agreed to provide us with financing of up to $10.0 million upon our request. Nordstrom's commitment will terminate upon the closing of this offering or April 2000, whichever is earlier. The final terms of any such financing will be determined at the time we request such financing, but will be similar to the terms of the sale of the Series D preferred stock to Nordstrom in September 1998.

    We currently believe that existing cash and short-term investments, together with the net cash proceeds of this offering, will be sufficient to fund our planned expansion and working capital needs for at least the next 18 months. We expect that we will require additional capital financing to support our further expansion.

    We do not believe that inflation has had a material effect on Streamline's operations during the three year period ended December 31, 1998.

ACQUISITIONS

    In 1996 we incorporated our subsidiary Streamline Mid-Atlantic, Inc., for the purpose of acquiring substantially all of the assets of Shopping Alternatives, Inc., a consumer direct company based in the Washington, D.C. area. In 1997 Streamline Mid-Atlantic sold approximately 45% of its common stock to third parties. In November 1998 we acquired the outstanding minority interest in Streamline Mid-Atlantic, Inc., and it once again became a wholly owned subsidiary. In connection with these transactions we recorded $1.3 million of goodwill which is being amortized on a straight-line basis over a five-year term.

YEAR 2000 COMPLIANCE

    The Year 2000 problem stems from the fact that many currently installed computer systems include software and hardware products that are unable to distinguish 21st century dates from those in the 20th century. As a result, computer software and hardware used by many companies and governmental agencies may need to be upgraded to comply with Year 2000 requirements or risk system failure or miscalculations causing disruptions to normal business activities.

STATE OF READINESS

    We have begun to assess the corporate systems and operations that we believe could be affected by the Year 2000 problem. We have focused our Year 2000 review on three areas:

    - internal information technology infrastructure

    - third-party compliance

    - non-information technology systems

    INTERNAL INFORMATION TECHNOLOGY INFRASTRUCTURE. Because our consumer and business systems are essential to our business, financial condition and results of operations, we began our assessment of these systems prior to other less critical information technology systems. We use the following information technology for our internal infrastructure:

    - website and Internet ordering systems

    - main enterprise systems (used for purchase orders, invoicing, shipping, warehouse management and accounting)

    - individual workstations, including personal computers

    - network systems

    We currently believe that all of our critical systems are Year 2000 compliant. We have received written assurance that our website, ordering systems and main enterprise systems are Year 2000 compliant. In addition, we are in the process of implementing a new financial system which is certified Year 2000 compliant by the vendor. We expect this system to be in place by the end of 1999. We are currently conducting Year 2000 compliance testing of our individual workstations and network systems. To date, we have not discovered Year 2000 problems in these internal systems.

    THIRD-PARTY COMPLIANCE. Streamline's material third party business relationships include:

    - customers who order products and services via the Internet, telephone and fax

    - vendors and suppliers who provide the goods and services that we offer to our customers

    We are unable to predict, and have not attempted to assess, the Year 2000 readiness of our customers or the systems they use to interact with Streamline. Since our customers order our products and services via the Internet or by telephone or fax, Streamline's operations would be materially adversely affected if a significant number of customers were unable to use these devices to place their orders.

    Year 2000 disruptions in the systems or equipment used by our suppliers could result in our being unable to obtain products and services in a timely manner. We are in the process of developing a standard survey to help us assess the Year 2000 readiness or our suppliers, but we have not yet begun to collect information from these companies.

    NON-INFORMATION TECHNOLOGY SYSTEMS. Some non-information technology systems used in our business, such as HVAC and telephone systems, our truck fleet and refrigeration and other equipment, may contain date-processing embedded technology. The Year 2000 problem could cause failures in these assets which could disrupt our operations. We are currently assessing the Year 2000 readiness of many of these systems and equipment and expect to have identified and corrected problems in critical items by September 1999.

COSTS

    Streamline's Year 2000 assessment, remediation and testing activities have been conducted by internal personnel, and we have not recorded the amount of employee time expended on these tasks. Accordingly, we are unable to determine the cost of employee time devoted to Year 2000 matters. Until we have further assessed the Year 2000 readiness of our internal systems and those of third parties with whom we do business, we will be unable to estimate all of the costs that we may incur in our Year 2000 compliance efforts. Streamline has funded and will continue to fund these activities principally through cash flow.

CONTINGENCY PLAN

    To date, we have not formulated contingency plans related to the failure of our or a third-party's systems or equipment should they prove to not be Year 2000 compliant. However, we intend to develop contingency plans to address any Year 2000 compliance problems that we discover through our ongoing assessment, remediation and testing activities.

RECENT ACCOUNTING PRONOUNCEMENTS

    In March 1998, the Accounting Standards Executive Committee issued Statement of Position 98-1, Accounting for the Cost of Computer Software Developed or Obtained for Internal Use. SoP 98-1 provides guidance on accounting for computer software developed or obtained for internal use including the requirement to capitalize specified costs and the related amortization of such costs. Streamline does not expect the adoption of this standard to have a material effect on our current capitalization policy.

    In April 1998, the Accounting Standards Executive Committee issued Statement of Position 98-5, Reporting on the Costs of Start-Up Activities. Start-up activities are defined broadly as those one-time activities related to opening a new facility, introducing a new product or service, conducting business in a new territory, conducting business with a new class of customer, commencing some new operation or organizing a new entity. Under SoP 98-5, the cost of start-up activities should be expensed as incurred. SoP 98-5 is effective for Streamline's 1999 financial statements and we do not expect its adoption to have a material effect on our business, financial condition or results of operations.

                                    BUSINESS

OVERVIEW

    We simplify the lives of busy suburban families by providing them with Internet-based ordering of goods and services, coupled with direct-to-the-home delivery. We significantly shorten and simplify the traditional shopping needs of our customers who increasingly demand time-saving lifestyle solutions. We deliver our products and services to each customer through a single weekly delivery. Our products include:

    - brand-name groceries                     - fresh baked goods
    - quality meats and seafood                - freshly prepared meals
    - fresh produce                            - health and beauty care products
    - dairy products, including gourmet        - cleaning supplies and other household items
    cheeses
    - sliced-to-order deli products            - specialty pet food and supplies
    - organic foods                            - fresh flowers
    - frozen foods                             - stationery supplies and postage stamps
    - kosher foods                             - seasonal items, including firewood,
                                                charcoal and holiday products

In addition, we offer a wide range of related services, such as:

    - dry cleaning pick-up and delivery        - package pick-up and delivery
    - clothing alteration and repair           - bottle and can redemption
    - video and video game rental              - shoe repair
    - film processing and supplies             - food and clothing drives
    - bottled water and cooler delivery

    Our product and service offerings, combined with the frequency of ordering and delivery, provide us the opportunity to develop long-term relationships with customers.

INDUSTRY BACKGROUND

    Consumer direct companies deliver groceries and other consumer products and services, which consumers have ordered over the Internet or by telephone or fax, directly to their homes. In a 1996 study, Andersen Consulting estimated that the U.S. consumer direct market could generate approximately $60 billion in annual sales in 2007. Several converging trends are driving this growth:

    - demographic trends supporting the growth of the consumer direct industry

    - growth of the Internet and e-commerce

    - limitations of the traditional physical store model

DEMOGRAPHIC TRENDS SUPPORTING THE GROWTH OF THE CONSUMER DIRECT INDUSTRY

    NFO Worldwide, Inc. analyzed a group of consumer direct users and profiled such users as having the following characteristics, among others:

    - 61% are dual income households

    - 75% have at least one child under 18

    - 88% use personal computers

    - 40% use time-saving services such as house cleaning services

    - 75% use time-saving devices such as mobile phones

    NFO and Andersen Consulting separately report that perceived time-saving is one of the primary benefits driving usage of consumer direct channels. Andersen Consulting has additionally found that consumer direct companies excel at meeting the following needs of the busy consumer:

    - simplicity

    - more effective use of time

    - pricing accuracy

    - product quality

    - minimal physical effort

GROWTH OF THE INTERNET AND E-COMMERCE

    The Internet has become an increasingly significant global medium for consumer commerce and now provides a powerful and efficient means for consumers to order products and services. International Data Corporation estimates that 21 million U.S. households had Internet access in 1997 and expects this number to grow to over 67 million by the end of 2002.

    Growth in Internet usage among consumers has been fueled by a number of factors, including:

    - increased awareness of the Internet among consumers

    - a large and increasing number of personal computers at home

    - growing e-commerce activity due to increasing availability of information and services on the Internet

    - more readily available access to the Internet due to the proliferation of service providers

    - advances in the performance and speed of personal computers and modems

    - improvements in network systems and infrastructure, including increased bandwidth

    - reduced security risks in conducting commercial transactions via the Internet

    The Internet is also dramatically affecting the manner in which companies distribute goods and services. Specifically, the Internet allows consumer direct companies to:

    - reach a large national and local audience from a central location

    - process business with reduced infrastructure investment and overhead costs, along with greater economies of scale

    - provide consumers with a broad selection of products and services, increased information and enhanced convenience

    As a result of both increased consumer Internet use and this increasing selection of products and services, a growing number of consumers are transacting business on the Internet, including buying groceries and other consumer products. IDC estimates that in 1997 over 36% of Internet users purchased consumer goods or services over the Internet and that 50% of Internet users will make on-line purchases in 2002. IDC also estimates that consumer purchases of goods and services over the Internet will increase from $4.3 billion in 1997 to $54.3 billion in 2002. For example, Jupiter Communications estimates that consumers spent approximately $65 million in 1997 over the Internet on grocery and health and beauty products, and that this market will increase to approximately $4.7 billion by 2002. This estimated penetration still represents less than one percent of the total dollars expended in 1997 on grocery and health and beauty products through traditional U.S. retail channels.

LIMITATIONS OF THE TRADITIONAL PHYSICAL STORE MODEL

    LIMITED ABILITY TO MEET THE NEEDS OF BUSY CONSUMERS. Consumers are increasingly time constrained. The increase in dual income families limits the time available for routine activities, such as shopping, cooking and cleaning. According to the U.S. Bureau of Labor Statistics, the number of dual income households totaled 28.5 million in 1998, representing approximately 27.8% of the total number of households in 1998 as reported by the U.S. Bureau of the Census. According to Andersen Consulting, the typical consumer visits the supermarket twice per week and each trip takes an average of 47 minutes excluding the time required for driving to and from the store, parking, and loading and unloading packages. The weekly time burden is even greater when one considers time spent on other chores, such as picking up dry cleaning, returning videos and mailing packages. According to the Food Marketing Institute, people with full time jobs complete 50% of their shopping during the weekend.

    ECONOMIC CONSTRAINTS. Traditional physical store models face significant economic limitations due to costs associated with real estate, construction, store set-up, inventory, and other fixed assets. As an example, according to the FMI, 7% of a traditional grocery store's operating costs in 1997 were related to real estate rental costs. Traditional physical store models also have high ongoing expenses relating to personnel. As measured by the FMI, a traditional grocery store's labor costs in 1997 typically represented 57% of its operating costs. In addition, traditional physical stores are limited in their ability to track critical customer purchasing and preference information and, therefore, cannot predict customer demand with great accuracy. ACNielsen Corporation has found that only 55% of customers participate in scannable card programs. Therefore, these programs do not provide complete consumer purchase data. Consequently, traditional physical stores, especially grocery stores, must carry more inventory and, therefore, build or lease more space to warehouse and display this inventory and employ more people to service this larger space. The average supermarket currently stocks over 30,000 items and has grown from 31,000 square feet to 39,260 between 1990 and 1997.

    Consumers are increasingly seeking a shopping solution which helps them to save time while providing quality goods and services. Consumer direct companies are using the Internet to satisfy this need while traditional physical stores face fundamental constraints that limit their ability to meet these demands.

THE STREAMLINE SOLUTION

    We have created a lifestyle solution for today's busy suburban family by providing an efficient means of purchasing and receiving groceries and other related products and services. We supply consumers with a simple, informative and enjoyable Internet-based shopping experience by offering a targeted, necessity-based range of products and services enhanced by weekly unattended home delivery.

    The principal benefits to our customers include:

    - convenience and simplicity

    - time savings

    - access to detailed information about products and services

    - competitive pricing

    - personalized care and service

    Through key relationships with premier national, regional and local business partners, we aggregate a wide range of products and services for our customers, including:

                                1997 ESTIMATED             SAMPLE OF           GEOGRAPHIC SCOPE
         PRODUCT AND              U.S. SALES             STREAMLINE'S            OF PARTNER'S
           SERVICE               (IN BILLIONS)         BUSINESS PARTNERS          OPERATIONS
-----------------------------  -----------------  ---------------------------  -----------------
Groceries (dry and                 $     475      SuperValu Operations, Inc.        National
  perishable)

Health and Beauty Care                    49(1)   Millbrook Corporation             National

Prepared Meals                            29      Legal Sea Foods, Inc.                Local
                                                  S.E. Olson's Uptown Gourmet       Regional

Specialty Pet Food and                    11(1)   Iams Company                      National
  Supplies
                                                  Ralston Purina Company            National

Video and Video Game Rentals              10      BlockBuster Videos, Inc.          National

Dry Cleaning                               6(2)   Quest Dry Cleaning Inc.              Local

Bottled Water and Cooler                   4      Poland Spring Corporation         Regional
  Delivery                                        (a subsidiary of Nestle
                                                  S.A.)

------------------------

(1)  Estimated 1998 annual sales.

(2)  Estimated 1996 annual sales.

    We estimate that our process allows customers to complete an entire order in 20 to 30 minutes per week from the comfort of their homes, thereby reducing their need to make frequent trips to multiple traditional stores. NFO has conducted research which concludes that 94% of Streamline customers consider us to be their primary provider of groceries and other household goods and services.

                       OUR VIRTUAL AND PHYSICAL CHANNELS

    To deliver superior value to the consumer, Streamline has built two dedicated pipelines direct to the home: a virtual channel using the Internet and a physical channel using our direct delivery system.

(Diagram depicting the types of products and services delivered to Streamline.com's customer resource center and indicating that there exists two-way virtual and physical channels between Streamline.com and its customers. The top half of the diagram contains two rows of pictures showing the types of products and services that Streamline.com provides. On the left side, under the heading "Product Offering" are pictures labeled "Fresh Baked Goods", "Quality Meats and Seafood", "Cleaning Supplies and Household Items", "Freshly Prepared Meals", "Brand Name Groceries", "Health and Beauty Care Products", "Specialty Pet Food and Supplies", and "Fresh Produce". On the right side, under the heading "Service Offering" are pictures labeled "Film Processing and Supplies", "Video Rentals", "Dry Cleaning", "Stamps", "Fresh Flowers", "Bottled Water and Cooler Delivery", "Package Pick-up and Delivery", and "Bottle and Can Redemption". In the center of the diagram is a depiction of a building labeled "The Consumer Resource Center". Arrows come down from the product and service offerings toward the consumer resource center, and bi-directional vertical arrows run between the consumer resource center and a picture of a two story home. One bi-directional arrow is labeled "Virtual Channel" and is accompanied by an image of a computer; the other is labeled "Physical Channel" and is accompanied by an image of a truck bearing Streamline.com's logo.)

    OUR VIRTUAL CHANNEL

    Our virtual channel, which refers to the ongoing two-way exchange of information through the Internet between our customers and us, is a central element of the Streamline experience. Because our customers order frequently, we use the ordering process as a way to gather and distribute information about the products and services we provide. From the comfort of their homes, customers can use our Internet-based ordering system to browse weekly specials, review and compare product nutritional information and place orders. The Internet-based ordering system also provides us a direct line of communication to our customers and serves as an efficient means of collecting data on their ordering habits and preferences. Currently, over 70% of our customers order via the Internet, and we plan to migrate exclusively to Internet-based ordering.

                CUSTOMER USES                                 STREAMLINE USES
---------------------------------------------  ---------------------------------------------
- ordering products and services               - collecting data on customer purchasing
                                                 behavior
- browsing offerings by category and           - promoting new products and services
  searching
  for particular items                         - alerting customers to special offers and
                                                 other
- customizing a PERSONAL SHOPPING LIST of      time-sensitive information
  frequently ordered items                     - conducting market research
- customizing a DON'T RUN OUT list to          - responding to customer inquiries
  automatically reorder items on a preset
  schedule
- providing feedback on customer service and
  products and services
- downloading and analyzing details of past
  purchases

    Streamline's virtual channel enables us to create and manage high-value, sustainable and long-term customer relationships. On average, we receive weekly feedback from over 35% of our customers. We routinely collect and analyze customer feedback and satisfaction levels to continually improve customer satisfaction. We use this information to more efficiently serve the customer by refining our understanding of the customer's product preferences, cross-category purchasing behavior, attitudes and lifestyle.

    Our virtual channel also creates a unique opportunity to market on a one-to-one basis to a highly specific and demographically attractive group of consumers and to encourage increased spending through our channel. Our virtual channel can be used to deliver interactive, information-rich multimedia messages targeted specifically to the consumer. We also promote our virtual channel to consumer packaged goods companies and other strategic partners as a means of delivering targeted marketing programs, including Internet advertising and sampling programs. Historically, consumer packaged goods companies have garnered much of their market information through traditional grocery store purchase data. Streamline, however, can more comprehensively track purchasing data and can provide consumer packaged goods companies with information on the effectiveness of their marketing programs, without ever disclosing an individual customer's personal information.

    OUR PHYSICAL CHANNEL

    We have created our own efficient, direct-to-the-customer distribution channel comprised of:

    - THE CONSUMER RESOURCE CENTER. Streamline's model consumer resource center is a strategically located, multi-temperature zone, warehouse-based, dedicated fulfillment center of approximately 100,000 square feet that is designed to serve approximately 10,000 customers within a 15 to 20 mile radius.

    - STREAMLINE'S DELIVERY FLEET. Streamline's uniformed drivers, or field service representatives, deliver goods and services in leased refrigerated trucks bearing Streamline's logo. Within these vehicles, secure containers separate different types of products and services to ensure quality during transport.

    - THE STREAMLINE BOX. The Streamline box is a refrigerator/freezer with a compact storage unit that is located in a secure area at the customer's home, such as in a garage. The Streamline Box allows us to maintain the separation of different types of products within proper temperature zones even after delivery.

                CUSTOMER USES                                 STREAMLINE USES
----------------------------------------------  -------------------------------------------

- aggregating multiple shopping trips           - lowering facility operating costs

- avoiding crowded stores                       - optimizing fleet utilization and time per
                                                  stop

- eliminating stress of waiting for a delivery  - promoting a weekly shopping pattern person

- maintaining chill chain for product quality   - increasing order size and frequency

- providing additional storage space            - providing back haul capability that
                                                allows for an expanded product offering

    The Streamline solution also addresses some of the limitations of the traditional physical store model:

    REDUCED REAL ESTATE, LABOR AND ADMINISTRATIVE EXPENSES. Streamline's model consumer resource center is located in an industrial setting, as opposed to a more expensive location, such as a strip mall or other retail location typical of a traditional physical store. Additionally, our facilities do not require display cases, cash registers, customer parking lots or other space-consuming elements associated with the traditional physical store. We further reduce real estate, labor and administrative expenses by consolidating goods and services within a single operation, thereby eliminating much of the overhead that would otherwise be required to provide similar products and services through separate grocery stores, dry cleaners, video stores, pet supply stores, and other similar stores.

    MORE EFFECTIVE INVENTORY MANAGEMENT. Streamline has aggregated a targeted offering of products and services which promote purchasing in high frequency because of their consumable, renewable or disposable nature. By focusing on busy suburban families, Streamline is able to tailor our assortment of products and services so as to meet customer demand while reducing the number of stock-keeping units, or SKUs, that we provide. Currently, we maintain approximately 10,000 of the SKUs most commonly ordered by busy suburban families, as opposed to a typical grocery store's offering of 30,000 SKUs. Our targeted SKU assortment allows us to reduce inventory carrying costs, lower operating costs, more accurately forecast demand and provide customers with a more efficient ordering process.

    MORE EFFECTIVE CUSTOMER INTERACTION. Customers place their orders by one of two Internet-based ordering methods, a website or a CD-ROM application developed with Intel Productions, or by telephone or fax. The Internet-based ordering technology used by the majority of our customers allows Streamline to deliver product information rapidly and conveniently while removing the need to physically display products in a costly and inefficient manner. In addition to saving customers from having to visit a number of different traditional physical stores, we also provide our customers with a more efficient method of purchasing.

STREAMLINE'S STRATEGY

    Streamline's objective is to become the leading national consumer direct supplier of groceries and other related products and services to busy suburban families. We intend to achieve this objective through the following principal strategies:

    EXPAND NATIONALLY BY REPLICATING OUR BUSINESS MODEL. Streamline seeks to expand our business by establishing consumer resource centers in selected markets across the country. We estimate that the top 20 markets in the U.S. provide access to approximately 40% of the population. Eventually, we intend to serve busy suburban families in nearly all of these markets by establishing local operations based on our existing model of offering weekly unattended deliveries from a consumer resource center.

    Our strategy is to be the first consumer direct provider of groceries and other related products and services in many of our target markets, which we believe will provide us an opportunity to obtain as customers a considerable portion of the busy suburban families in those areas. As we expand, we intend to focus on increasing our brand recognition through targeted promotional and marketing programs, individually and with existing and future strategic partners. We expect that the increased brand awareness will accelerate our customer acquisition rate as we enter new markets and expand within existing markets.

    We are currently in the process of opening our second market, in the Washington, D.C. area, and are scouting locations in additional target markets. Although not our primary expansion focus, we are also considering licensing our business model and technologies to third parties for international implementation. Additionally, we will consider opportunities to acquire or invest in products, services or technologies complementary to our business if any such opportunities arise. However, we have no present understandings, commitments or agreements with respect to any acquisitions or investments, and none are planned or under negotiation. See "Business--Expansion Strategy and Market Selection."

    DEVELOP AND STRENGTHEN OUR CUSTOMER ACQUISITION CAPABILITIES. The ability to rapidly acquire customers while maintaining service quality is essential to achieving and maintaining consumer resource center profitability as we implement our expansion plans. Our strategy is to supplement our existing customer acquisition programs by forming relationships with strategic partners with whom we will be able to engage in joint marketing and other directed sales efforts. We plan to implement and continue to develop a variety of co-marketing programs that make use of Nordstrom's brand loyalty, existing customer relationships and presence in many of our target markets. The goal of these programs, coupled with our current advertising and customer referral programs, is to reduce our customer acquisition costs and facilitate rapid customer acquisition in new and existing markets.

    INCREASE REVENUE PER CUSTOMER. We seek to increase the average size of our customers' weekly orders by fulfilling a greater portion of their needs. Our strategy is to increase penetration of the existing products and services we offer and to introduce new product and service offerings. Streamline's technology allows us to track customer purchasing data, both individually and in the aggregate, to determine the types of products and services that a busy suburban family is most likely to appreciate. We expect to use this data to help us determine which new products and services should be added to our offerings and whether to provide them directly or through strategic relationships with other companies. By increasing the size and scope of our offerings, we seek to expand our role as an aggregator and to capture the economic benefits associated with providing products and services through a single consolidated operation, rather than through a traditional multiple store format. Additionally, by maintaining a high level of customer satisfaction with our offerings, we expect that customers will increasingly use Streamline as the primary supplier of many of the products and services they require.

    MAINTAIN AND DEVELOP RELATIONSHIPS WITH CONSUMER PACKAGED GOODS COMPANIES, E-COMMERCE COMPANIES AND STRATEGIC INVESTORS. The spending habits of our customers and the level of interaction that they have with us, both via the Internet and through our physical channel, makes us an effective conduit for accessing a customer base that is attractive to other providers of goods and services. Consumer packaged goods companies compensate Streamline for the opportunity to gain insight into consumer purchase behavior and to conduct on-line merchandising programs. Additionally, we provide direct links to websites maintained by select e-commerce companies offering items that may be of interest to busy suburban families. We have also established strategic relationships with several of our investors, such as Intel Corporation, General Electric Capital Corporation and Nordstrom, Inc., in an effort to pursue mutually beneficial business opportunities. We intend to continue to maintain strong relationships with our existing strategic investors and to seek out additional business opportunities.

    MAXIMIZE OPERATIONAL EFFICIENCY. Our consumer resource center, located in an industrial setting, allows us to create efficient operational processes. For example, inventory is stocked according to movement and temperature requirements rather than customer aesthetics which allows us to maximize pick and pack efficiency. We also use customer purchasing data to maximize the efficiency of our internal operations. By understanding the ordering patterns of our customers, we are better able to capture and forecast real demand for our products and services, which enables us to maintain lower inventory levels and decrease inventory carrying costs. Additionally, our unattended delivery system, through which we deliver orders to our customers at a fixed delivery time, allows us to maximize fleet utilization and create routing efficiencies. We are in the process of implementing route planning software to gain further efficiencies in our physical channel. As we expand our operations, our strategy is to centralize many functions such as customer acquisition, Internet-based order taking, customer service and general administrative functions to lower overall operating expenses.

DETAILS OF THE STREAMLINE PROCESS

    Our process focuses on the ordering and delivery of quality goods and services to the busy suburban family in a simple and efficient manner:

    INITIAL CUSTOMER INSTALLATION. A Streamline representative visits each new customer's home to install a Streamline box, consisting of a refrigerator-freezer, for perishable and frozen items, and a shelving unit, used for delivery and pick-up of dry goods, dry cleaning, video rentals and other products. The Streamline box is located in the customer's garage or in another secure location that does not give access to the interior of the customer's home. Access to these secure locations is obtained through a keypad entry system provided, installed and maintained by Streamline.

    TAKING THE ORDER. Customers can place and modify their orders via the Internet, or by telephone or fax, until 11:00 p.m. the evening before their scheduled delivery day. Currently more than 70% of our customers order via the Internet due to the convenience and broader functionality offered through an on-line experience. We plan to migrate to exclusively Internet-based ordering due to the accuracy and cost efficiencies gained by using such technology.

    We provide each customer with an on-line personal shopping list. This list of approximately 200 items is tailored to each customer and represents a substantial majority of the items included in a typical weekly order. Alternatively, the customer can simply select from any of the other products and services we offer. A customer can add or delete items from the personal shopping list at any time through our website or CD-ROM application. A customer can also be prompted to order through our DON'T RUN OUT program which allows the customer to automatically order items on a pre-defined cycle. For example, a customer can indicate once through this program and have a half-gallon of milk delivered every week or a five-pack of razor blades delivered every six weeks.

    We have designed the website and CD-ROM application to be intuitive, fun and easy to use. Customers can easily locate products by using the SHOP function which categorizes products into groups, such as BAKERY, PET FOOD or PAPER GOODS, or by using a robust, key-word search capability to locate items without knowing full product descriptions. The customer shopping experience is further enhanced by an interactive marketing capability in our CD-ROM application which allows targeted and relevant advertising and immediate ordering of goods and services. For example, when ordering a BlockBuster Video, an interactive promotion may ask if the customer would like to order popcorn; with a click, we add popcorn to that week's order.

    ASSEMBLING THE ORDER AT THE CONSUMER RESOURCE CENTER. Streamline's model consumer resource center is outlined below.

                          THE CONSUMER RESOURCE CENTER

    (Diagram indicating space allocation for consumer resource center. On the left side, in the exterior space, are four trucks lined from top to bottom placed in front of bay doors leading into the interior space; three trucks with "Streamline.com" logos on them which are facing away (left) from the interior space; one with "Supplier" on the side facing towards the interior space. The interior space is divided into areas to indicate the activities conducted in each location of the consumer resource center. Moving from left to right and top to bottom, the spaces are designated as follows: ROW ONE: "Just-in-Time Items"; "Refrigerated Goods Picked and Staged"; "Frozen Goods Picked and Staged"; ROW
TWO: "Completed Orders Staged for Delivery"; "Dry Goods Picked"; ROW THREE:
"Fast Moving"; "Slow Moving". The remainder of the interior space is filled with graphics representing the goods fitting into each category, with the exception of the bottom right corner, which has been designated "Services Consolidated".)

    Operations within the consumer resource center include:

    - receiving, quality-checking and stocking of products

    - preparing and picking customer orders and placing them in appropriate containers

    - loading the delivery fleet

    - providing back haul services, such as video tape returns, dry cleaning, film processing, shoe repair and bottle and can redemption

    We receive inventory on a frequent basis to ensure availability and freshness. Additionally, quality assurance personnel examine each perishable item prior to order fulfillment to ensure that we provide only top-quality goods to our customers. We also maintain quality and improve picking efficiency by segregating products into a number of different areas in the consumer resource center based on product characteristics, such as perishability, fragility, temperature zone, odor and purchase frequency. Refrigerated and frozen goods are maintained at appropriate temperatures, while household items, such as soap and cleaning supplies, and service items, such as dry cleaning, are kept separate from food items.

    Since orders are received until 11:00 p.m. for delivery the next day, order picking takes place overnight. We optimize the picking process by employing traditional logistical techniques, such as segregating fast- and slow-moving items. To maximize efficiency, our employees pick multiple customer orders at one time, aided by a hand-held computerized device that directs them to pick orders in the most efficient pattern while maintaining accuracy through bar coding. Once the order is picked and consolidated in each customer's delivery bins, we stage it for delivery in the morning. At that point, we assemble each customer's grocery products with other items to be delivered, including products that we receive each morning such as fresh baked goods and prepared meals.

    ORDER FULFILLMENT AND DELIVERY. Once we have filled, assembled and staged customer orders at the consumer resource center, we place them in refrigerated trucks specially designed to ensure quality during delivery. Customers receive their orders on a weekly schedule on a fixed day at any time from

9:00 a.m. to 6:00 p.m. As a result, the delivery system allows for geographic concentration, better load balancing and optimized route efficiency. To maintain proper temperature and to properly separate incompatible items, such as a carton of eggs and a frozen turkey, we separate our products and services in delivery containers designated for certain types of items, including:

TYPE OF CONTAINER                                 SAMPLE CONTENTS
------------------------------------------------  ---------------------------------------------------

bins for frozen products........................  ice cream; frozen vegetables bins for refrigerated items.....................  fresh meats, dairy products and seafood; prepared meals

bins for ambient temperature food products......  baked goods, canned goods and other dry groceries

bins for ambient temperature non-food             cleansers, detergents and health and beauty
products........................................  products

hanging bags or boxes...........................  dry cleaning flower boxes....................................  fresh flowers individual items................................  bottled water and other bulk items

    By using a refrigerated truck and multi-temperature storage unit in the customer's home, Streamline maintains the temperature integrity of a customer's order better than if the customer purchased from a traditional retail store--that is, refrigerated and frozen products are kept cool during the delivery process, as opposed to being subject to differing temperature zones.

    Our field service representatives are trained to bring quality customer service direct to the home. Streamline's field service representatives are uniformed and bonded and deliver to the customers in trucks that prominently display our logo. Additionally, the Streamline box is equipped with a message pad to facilitate communication between the customer and our field service representative.

    The Streamline box is combined with a weekly delivery cycle to provide an in-home connection with the customer and allow back haul to enable Streamline to expand its product offering to include renewable items such as dry cleaning and video rentals. Streamline has also used its back haul capability to promote community awareness through programs such as clothing and food drives to benefit local organizations.

EXPANSION STRATEGY AND MARKET SELECTION

    We intend to expand our business by establishing consumer resource centers in selected markets across the country. We expect that we will be able to centralize most of our operations, including order processing, customer service, customer acquisition and general management and administration, in our corporate headquarters, located in Westwood, Massachusetts. Our model consumer resource center will require an estimated 150 to 200 employees, comprised of local personnel to support its physical channel, along with a small management staff.

    Our strategy is to have consumer resource centers in nearly all of what we have identified as the top 20 markets in the U.S. for our service.

                              TOP 20 U.S. MARKETS

                                                    NUMBER
                                                 OF HOUSEHOLDS
METROPOLITAN AREA                                (IN MILLIONS)
---------------------------------------------  -----------------
New York/New Jersey..........................            7.0
Los Angeles..................................            5.2
Chicago......................................            3.2
Philadelphia.................................            2.7
San Francisco................................            2.5
Boston.......................................            2.2
Washington, D.C..............................            2.0
Dallas.......................................            2.0
Detroit......................................            1.9
Houston......................................            1.7
Atlanta......................................            1.6
Seattle......................................            1.6
Cleveland....................................            1.5
Minneapolis..................................            1.5
Tampa/St. Petersburg.........................            1.4
Miami........................................            1.4
Denver.......................................            1.2
Sacramento...................................            1.1
Baltimore....................................            1.0
Charlotte....................................            0.8

------------------------
Source: The Lifestyle Market Analyst, 1999

    In assessing our expansion plans, we consider several factors in determining the attractiveness of each target market, such as:

    - number of households

    - number of households with at least one child

    - median income of households

    - number of homeowners

    - personal computer and Internet use

    - strategic partnering opportunities

    Our current development plan is to open a second consumer resource center, in the Washington, D.C. area, in the fourth quarter of 1999. In addition, Streamline plans to open consumer resource centers in new markets across the U.S. while simultaneously expanding in existing markets with additional centers. Specifically, we plan to open two to three additional facilities in 2000 with an additional three to five facilities becoming operational in 2001. Although not our primary expansion focus, we are also considering licensing our business model and technologies to third parties for international implementation.

    The number of consumer resource centers actually opened, as well as their locations, will vary depending on a number of factors, including:

    - regional acceptance of our products and services

    - the availability of appropriate and affordable sites for our facilities

    - managing construction and obtaining local permits

    - our ability to develop relationships with local and regional suppliers

    - our ability to hire and train qualified personnel

    - general economic and financial conditions

RELATIONSHIPS WITH CONSUMER PACKAGED GOODS COMPANIES

    Streamline's business model has allowed us to develop strategic relationships with a number of leading consumer packaged goods companies. These companies compensate Streamline for the opportunity to gain insight into consumer purchase behavior and to conduct on-line merchandising programs. Additionally, since we deliver products to our customers with high frequency, our physical channel provides an opportunity for consumer packaged goods companies to conduct focused market research within particular demographic groups consistent with the busy suburban family.

    To strengthen our relationships with consumer packaged goods companies, Streamline developed and sponsors the Consumer Learning Center, an on-site research center designed to further develop the best thinking on consumer behavior in the emerging consumer direct industry. Through the Consumer Learning Center we work with each participant to:

    - conduct quarterly research with a proprietary panel of consumers, located throughout the U.S., who are selected because of their frequent use of consumer direct services

    - design, implement, and assess the effectiveness of marketing promotions at Streamline

    - solicit rich, qualitative feedback from Streamline customers through quarterly focus groups

    In addition to conducting research on the consumer direct industry, Streamline provides Consumer Learning Center participants marketing and promotional opportunities. Participants in the Consumer Learning Center pay Streamline a membership fee.

    Consumer Learning Center participants include the following:

- Campbell Soup Company                     - Nestle USA, Inc.
- The Gillette Company                      - The Pillsbury Company
- Kimberly-Clark Corporation                - The Procter & Gamble Company
- Kraft Foods, Inc.                         - Ralston Purina Company
- Mott's North America (a subsidiary of     - Sargento Foods Inc.
 Cadbury Schweppes plc)                     - Warner-Lambert Company
- Nabisco Inc.

OTHER ALLIANCES

    We have recently formed alliances with e-commerce companies to expand our product and service offerings. These alliances generally require the e-commerce companies to make payments to us based on a percentage of revenue generated through the alliance. Although we have not yet generated significant revenue through these alliances, we believe that they will provide us with several key benefits, including:

    - generating additional revenue

    - assisting in the building of our customer base

    - enhancing awareness and expansion of the Streamline brand

Streamline has alliances in place with the following:

AFFILIATE SITES                       PRODUCTS SUPPLIED
------------------------------------  ------------------------------------
barnesandnoble.com..................  books
eToys.com...........................  toys
Nordstrom.com.......................  clothing
Outpost.com.........................  computer software and hardware
PCFlowers.com.......................  flowers

CUSTOMERS AND CUSTOMER ACQUISITION

    Our target customers are busy suburban families, which tend to be dual-income households having at least one child in the home and access to the Internet and represent the top consuming households for our products and services. These households have significant purchasing power, high levels of education, sizable amounts of discretionary income, are comfortable using technology. We believe they are the most valuable consumer segment in the consumer direct channel in terms of potential profitability and willingness to pay for time-saving alternatives. Approximately 85% of our current customer households have at least one child in the home. During 1998, our average customer placed approximately 40 orders and the average product and service revenue per invoice was $102.

    Currently, we generate leads primarily through direct mail campaigns, local advertising and referrals. To better target our ideal customer, our advertising and direct mailings focus on families and emphasize the time savings and convenience provided by our service. We believe that we generate a significant portion of our leads through referrals from existing customers. We have found that our customers tend to refer potential customers from the same demographic group--that is, busy suburban families. Moreover, customer referrals lower our customer acquisition costs. For these reasons, we actively encourage customer referrals by offering incentives for each new customer directed to us.

    The following chart provides information, as of March 31, 1999, with respect to the ten towns in the greater Boston area in which we have achieved greatest market penetration:

                                      1990                                        PERCENTAGE
                                AVERAGE HOUSEHOLD        APPROXIMATE             OF HOUSEHOLDS
TOWN                                 INCOME         NUMBER OF HOUSEHOLDS     SERVED BY STREAMLINE
------------------------------  -----------------  -----------------------  -----------------------
Weston........................      $  95,134                 3,400                      5.4%
Dover.........................         91,376                 1,800                      5.2
Wayland.......................         72,057                 4,400                      3.4
Sherborn......................         93,925                 1,500                      3.3
Westwood......................         58,559                 4,800                      3.0
Wellesley.....................         79,111                 8,700                      2.8
Medfield......................         66,084                 3,800                      2.4
Sudbury.......................         79,092                 5,400                      2.3
Sharon........................         61,692                 6,200                      1.5
Milton........................         53,130                 8,500                      1.5

Source for average household income: 1990 U.S. Census
Source for number of households: U.S. Postal Service

    We focus on developing relationships with strategic partners with whom we will be able to engage in joint marketing and other directed sales efforts in an attempt to reduce our customer acquisition costs. For example, in connection with the opening of our facility in the Washington, D.C. area, we are working with Nordstrom, Inc., as well as other area partners to determine ways to inform their existing busy suburban family customers of Streamline's services. Although we have no formal agreement with Nordstrom, Inc., we plan to implement and continue to develop a variety of co-marketing programs that make use of Nordstrom's brand loyalty, existing customer relationships and presence in many of our target markets. For example, Nordstrom, Inc. has physical stores in 14 of the top 20 U.S. markets, and distributes 60 million catalogs per year across all major markets in the U.S. They also have a sizable in-store sales force and a significant e-commerce initiative located at www.nordstrom.com.

CUSTOMER SERVICE

    We have created a number of relationship management systems designed to encourage feedback and promote issue resolution. We also maintain a comprehensive customer service database that enables us to deliver personalized customer service and to efficiently track customer requests for new products and services.

    Our customer service team is cross-trained and encouraged to address all customer comments and inquiries, which we receive via the Internet, by telephone and fax, and by messages left on Streamline boxes for our field representatives. Each customer comment or inquiry, whether positive, negative or neutral, is stored and categorized in our customer service database. We attempt to resolve issues and answer questions at the first point of contact between us and the customer, and in any event within 24 hours of initial contact.

TECHNOLOGY

    Streamline employs both proprietary and commercially available licensed technologies to integrate our various systems, including order-taking, inventory control, warehouse management and customer service.

    Streamline offers its customers two options for ordering via the Internet. Customers can visit our website at www.streamline.com to review product and service offerings, to revise their personal shopping list and DON'T RUN OUT selections, and to place or revise their orders. The website offers high-quality graphical representations of, and textual information regarding, our products and services. The website also provides a two-way communication channel between us and our customers.

    In addition to our website, we have recently introduced a hybrid CD-ROM/Internet application in order to deliver customers a graphic ordering system designed to alleviate the bandwidth constraints experienced by many Internet users. The CD-ROM is the result of over 18 months of development efforts involving Streamline and Intel Corporation, with input and assistance from consumer packaged goods companies. The CD-ROM provides a graphical interface that is even more robust than that of our website. Among the enhancements included in the CD-ROM application are the ability to:

    - provide a side by side comparison of multiple products

    - watch a cooking demonstration with audio

    - receive pop-up ordering suggestions, such as the opportunity to buy hot fudge topping while purchasing ice cream.

    Streamline's systems and technology are continually reviewed, updated and supported by in-house technicians, system administrators and outside consultants and systems integration specialists.

COMPETITION

    Both the retail industry and the consumer direct industry are highly competitive. Streamline currently or potentially competes with several types of companies, including:

    - traditional retail stores, including grocery stores, warehouse clubs, drug stores and convenience stores, some of which fulfill orders received by telephone, fax or the Internet

    - various suppliers of other goods and services, both chains and independently owned operations, such as dry cleaners, video rental stores, prepared meal providers, bottled water delivery operations, pet supply stores and photo labs

    - various on-line providers of groceries and other products and services, such as Peapod, Inc., Hannaford Bros. Cos.' HomeRuns, ShopLink Incorporated, HomeGrocer.com, Inc., Beacon Home Direct, Inc. d/b/a Scotty's Home Market, Net Grocer Inc. and Intelligent Systems for Retail, Inc. d/b/a WebVan

    - other consumer direct or catalog retailers of products or services

    Streamline believes that the main competitive factors in our market are:

    - range, quality and availability of products and services

    - convenience, reliability and professionalism of delivery

    - ease of ordering

    - level and accessibility of information regarding products

    - quality and responsiveness of customer service

    - price

    - general brand awareness

    Many of our competitors are larger and have substantially greater resources than we do. In addition, we believe that competition among consumer direct suppliers of groceries and other products and services will continue to intensify as new on-line suppliers and traditional retailers recognize the potential of the consumer direct channel.

INTELLECTUAL PROPERTY

    Streamline regards its copyrights, service marks, trademarks, trade dress, trade secrets and similar intellectual property as critical to its success and relies on trademark and copyright law, trade secret protection and confidentiality and/or license agreements with its employees, clients, partners and others to protect its proprietary rights. Streamline pursues the registration of its trademarks and service marks in the U.S. and has applied for the registration of certain of its trademarks and service marks. Streamline has been granted service mark registrations for the marks STREAMLINE and WE BRING IT ALL HOME and has pending registration applications for the marks DRO, DON'T RUN OUT and SIMPLE SOURCE. Streamline has not sought trademark, service mark or copyright protection outside of the U.S. Accordingly, satisfactory intellectual property protection may not be available in each country where Streamline may offer its products and services in the future.

EMPLOYEES

    As of March 31, 1999, Streamline had 183 full-time and part-time employees, which worked in corporate, selling general and administrative functions and in our suburban Boston consumer resource center. Streamline also employs a limited number of independent contractors and temporary employees on a periodic basis. None of Streamline's employees are represented by a labor union and Streamline considers its labor relations to be good.

FACILITIES

    Streamline is headquartered in Westwood, Massachusetts, where we lease approximately 67,000 square feet of commercial space pursuant to a term lease that expires on October 31, 2000, subject to a five-year renewal at Streamline's option. These facilities are used for executive office space, including sales and marketing and finance and administration, and for the operation of our initial consumer resource center. We also maintain a facility in Gaithersburg, Maryland where we lease an aggregate of approximately 93,000 square feet of commercial space pursuant to a term lease that expires on October 1, 2007 with respect to 56,000 square feet and on July 22, 2009 with respect to 37,000 square feet. We believe that our current facilities will be adequate to meet our needs in the Boston and Washington, D.C. areas for the remainder of the year. We intend to acquire additional facilities in connection with our planned expansion.

LEGAL PROCEEDINGS

    Streamline is not a party to any material legal proceedings.

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND SELECTED KEY EMPLOYEES

    The executive officers, directors and selected key employees of Streamline as of March 31, 1999, are as follows:

  NAME                                       AGE     POSITION
----------------------------------------  ---------  -------------------------------------------
EXECUTIVE OFFICERS AND DIRECTORS

  Timothy A. DeMello....................     40      Chairman, President and Chief Executive
                                                     Officer
  Terence W. Toran......................     50      Chief Financial Officer
  David K. Blakelock....................     37      Vice President, Operations
  Frank F. Britt........................     32      Vice President, Marketing and Merchandising
  Mary E. Wadlinger.....................     39      Vice President, Customer Quality
  John Cagno............................     40      Vice President, Information Technology
  Mark A. Cohn(1).......................     42      Director
  Thomas A. Crowley(2)..................     50      Director
  John P. Fitzsimons(2).................     53      Director
  Thomas O. Jones.......................     54      Director
  J. Daniel Nordstrom(1)................     36      Director
  Faith B. Popcorn(1)...................     55      Director

OFFICERS AND SELECTED KEY EMPLOYEES

  Lauren A. Farrell.....................     31      Associate Vice President and Controller
  Gina L. Wilcox........................     30      Associate Vice President, Strategic
                                                     Relations
  Kevin M. Sheehan......................     35      Vice President and General Manager,
                                                     Washington Market
  Cathy Papoulias.......................     42      Vice President, Corporate Development

------------------------

(1) Member of the Compensation Committee.

(2) Member of the Audit Committee.

    TIMOTHY A. DEMELLO is the founder, Chairman, President and CEO of Streamline. Prior to launching Streamline in 1993, Mr. DeMello was founder, President and CEO of Replica Corporation. Previously, Mr. DeMello served as Vice President of L.F. Rothschild, Unterberg, Towbin from 1985 to 1987 and as Vice President of Kidder Peabody & Company from 1981 to 1985. Mr. DeMello received a Bachelor of Science degree in business from Babson College and currently sits on its Board of Trustees. Mr. DeMello also sits on the Board of Trustees for the Pan-Mass Challenge, a charitable foundation that raises money for cancer research.

    TERENCE W. TORAN has served as Streamline's Chief Financial Officer since March 1999. From 1997 until joining Streamline, he served as Vice President, Development of Carematrix Corp., a retirement living company. From 1996 to 1997, Mr. Toran was a principal of Nassau Advisors, a management consulting and development firm which he co-founded. From 1986 to 1996, he served in a number of capacities for Marriott International, Inc., most recently as Senior Vice President, Finance and Market Development--Food Services Division. While at Marriott he also served as the Vice President, Finance and Development--Retirement Living Division where he was responsible for the national rollout of over 100 facilities. He also directed and controlled the annual development plan for lodging and restaurant units. Mr. Toran received a Masters of Business Administration from Amos Tuck School at Dartmouth College and a Bachelor of Science degree in chemical engineering from Princeton University.

    DAVID K. BLAKELOCK joined Streamline as Vice President, Operations in January 1995. From April 1987 until he joined Streamline, Mr. Blakelock was a consultant for Senn-Delaney Management Consultants, a unit of Arthur Andersen, most recently managing the East Coast Distribution & Logistics Practice. Mr. Blakelock received a Masters of Business Administration from the University of Chicago and a Bachelor of Science degree in engineering from Union College.

    FRANK F. BRITT joined Streamline in August 1996 as Vice President, Marketing and Merchandising.
From February 1990 to August 1996, Mr. Britt was a senior manager in the consumer products practice with Andersen Consulting's Strategic Services Division. Prior to 1990, he worked in the Operations Management Practice at Arthur D. Little, Inc. Mr. Britt holds a Bachelor of Science degree in marketing and logistics from Syracuse University.

    MARY E. WADLINGER joined Streamline in January 1997 as Director of Operations and has served as Vice President, Customer Quality since May 1997. From August 1989 until June 1996, Ms. Wadlinger was the Director of Process Improvement at Melville Corporation, where she managed strategic re-engineering efforts in customer service, merchandise allocation, logistics and store operations for Marshall's, CVS Pharmacy and Kay-Bee Toys. Ms. Wadlinger received her Bachelor of Science degree in finance from the University of Maine at Orono.

    JOHN CAGNO has served as Vice President, Information Technology since January 1999. From August 1996 to January 1999, Mr. Cagno was Vice President, Information Services at Brookstone Company, Inc. He also served as Director, Retail Information Systems at Reebok International Ltd. from January 1995 to August 1996. From January 1994 to January 1995, Mr. Cagno was Director, Information Systems at Nature Food Centre.

    MARK A. COHN has served as a director of Streamline since June 1993. Mr. Cohn founded Damark International, Inc. and has been its Chief Executive Officer since 1986.

    THOMAS A. CROWLEY has served as a director of Streamline since September 1997. Mr. Crowley has been Managing Director of GE Equity, a division of General Electric Capital Corporation, since February 1998. Prior to his current position, he served in a number of capacities at GE Capital since August 1987, including Managing Director, Corporate Ventures from January 1996 to February 1998, Senior Vice President, Equity Capital Group from November 1994 to January 1996, and Senior Vice President, Corporate Finance Group from July 1991 to November 1994.

    JOHN P. FITZSIMONS has served as a director of Streamline since September 1998. Mr. Fitzsimons has been Senior Vice President, Director of Equities of Reliance Insurance Company since February 1999. Prior to that time, he served as Vice President, Director of Equities of Reliance Insurance Company.

    THOMAS O. JONES has served as a director since January 1998. He was Chief Information Officer of Streamline from March 1997 to December 1997. He has also been President and CEO of Elm Square Technologies, Inc. since January 1994. Mr. Jones was a Senior Lecturer at Harvard Business School from November 1991 to June 1995 and at MIT Sloan School from September 1998 to December 1998.

    J. DANIEL NORDSTROM has served as a director of Streamline since September 1998. In 1995, Mr. Nordstrom was appointed Co-President of Nordstrom, Inc., where he oversees the Direct Sales Division which he launched in 1993. Previously, he served in several capacities at Nordstrom, Inc. Mr. Nordstrom received his Masters of Business Administration degree from the University of Washington in 1989.

    FAITH B. POPCORN has served as a director of Streamline since June 1997. Ms. Popcorn founded BrainReserve, Inc., a marketing consultancy company, in January 1974 and has been its chairman since that time.

    LAUREN A. FARRELL joined Streamline as Controller in May 1996 and became an Associate Vice President in December 1998. From December 1994 to May 1996, she was Financial Reporting Manager at Saga International Holidays, Ltd., a direct marketing company in the travel industry. Ms. Farrell was with American Auto Auction, Inc. as Controller from October 1992 to December 1994 and previous to that assignment, she was a tax consultant with Arthur Andersen. Ms. Farrell received a Bachelor of Science degree from Bentley College. She is a certified public accountant.

    GINA L. WILCOX joined Streamline as Director of Strategic Relations in November 1996 and became Associate Vice President, Strategic Relations in December 1998. From June 1995 until she joined Streamline, Ms. Wilcox was a consultant in the consumer products practice with Andersen Consulting's Strategic Services Division. Ms. Wilcox received her Masters of Business Administration degree in 1995 from Harvard Business School.

    KEVIN M. SHEEHAN joined Streamline in February 1997 and has served in various positions, including Vice President and General Manager, Washington Market since January 1999. Mr. Sheehan also served as President of Streamline Mid-Atlantic, Inc. from February 1997 to May 1998. From April 1994 to February 1997, Mr. Sheehan was President and CEO of Shopping Alternatives, Inc., a provider of home grocery shopping services based in the Washington, D.C. area.

    CATHY PAPOULIAS joined Streamline as Vice President, Corporate Development in February 1999. She was Vice President of Pendleton James Associates from January 1997 to January 1999. In June 1995, Ms. Papoulias founded Spartan Trading, an import trading company, acting as President until January 1997. From March 1987 to August 1994, Ms. Papoulias served in several capacities with ACNielsen Corporation, most recently as Vice President of Global Accounts.

BOARD OF DIRECTORS

    Our charter and by-laws provide that the size of our board of directors shall be determined by resolution of the board of directors.

    The board of directors is divided into three classes, with the members of the respective classes serving for staggered three-year terms. The first class consists of Mr. Fitzsimons and Ms. Popcorn, the second of Mr. Crowley and Mr. Jones, and the third of Mr. Cohn, Mr. DeMello and Mr. Nordstrom, with the initial terms of the directors in these classes expiring upon the election and qualification of the directors at the 2000, 2001 and 2002 annual meetings of stockholders, respectively. At each annual meeting of stockholders, directors will be re-elected or elected for full three-year terms. See "Description of Capital Stock--Delaware Law and Certain Charter and Provisions."

    Messrs. Crowley, Fitzsimons and Nordstrom were nominated and elected as directors by the holders of our preferred stock in accordance with provisions of our charter that will terminate upon the closing of this offering. They will remain as directors until they resign or the stockholders elect their replacements.

    Our executive officers are appointed by the board of directors and serve until their successors have been duly elected and qualified. There are no family relationships among any of our executive officers or directors.

COMMITTEES OF THE BOARD OF DIRECTORS

    The compensation committee consists of Mr. Cohn, Mr. Nordstrom and Ms. Popcorn. The compensation committee reviews and evaluates the salaries, supplemental compensation and benefits of our officers, reviews general policy matters relating to compensation and benefits of our employees and makes recommendations concerning these matters to the board of directors. The compensation committee is also authorized to administer our stock option and stock purchase plans.

    The audit committee consists of Messrs. Crowley and Fitzsimons. The audit committee reviews with our independent accountants the scope and timing of its audit services, the accountants' report on our financial statements following completion of their audit and our policies and procedures with respect to internal accounting and financial controls. In addition, the audit committee will make annual recommendations to the board of directors for the appointment of independent accountants for the ensuing year.

DIRECTOR COMPENSATION

    Directors of Streamline have not received compensation for their services as directors. However, non-employee directors are reimbursed for travel expenses. Streamline maintains directors' and officers' liability insurance and our by-laws provide for mandatory indemnification of directors and officers to the fullest extent permitted by Delaware law. In addition, the charter limits the liability of directors to us or our stockholders for breaches of the directors' fiduciary duties to the fullest extent permitted by Delaware law. See "Description of Capital Stock--Certain Anti-Takeover, Limited Liability and Indemnification Provisions." Under our director stock option plan, at the discretion of the board of directors, non-employee directors are eligible to receive options to purchase shares of common stock at the fair market value on the date of grant. Currently, Mr. Cohn has an option to purchase 12,500 shares of common stock at an exercise price of $1.50 per share and Ms. Popcorn has an option to purchase 12,500 shares of common stock at an exercise price of $2.04 per share.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    The compensation committee is currently comprised of Mr. Cohn, Mr. Nordstrom and Ms. Popcorn. No member of the compensation committee has been an employee of Streamline. No executive officer of Streamline serves as a member of the board of directors or compensation committee of any other entity that has one or more executive officers serving as a member of Streamline's board of directors or compensation committee.

EMPLOYMENT AGREEMENTS

    We have an employment agreement with Mr. DeMello, dated as of April 9, 1999, providing for Mr. DeMello to be employed as our President and Chief Executive Officer. Under the terms of the employment agreement, Mr. DeMello is to be paid a base annual salary of $200,000, subject to increase from time to time by the board of directors, and is eligible to receive an annual bonus at the discretion of the board of directors which is not to exceed 50% of his then current base salary. Mr. DeMello is also entitled to life insurance, health insurance and other employee fringe benefits to the extent that we make benefits of this type available to our other executive officers. Under the employment agreement, upon the closing of this offering Mr. DeMello will receive stock options to purchase 250,000 shares of common stock at an exercise price equal to the initial public offering price. These stock options become exercisable at the rate of 20% per year over five years. If we terminate Mr. DeMello's employment without cause or if he resigns for good reason, we must continue to pay his base salary and benefits for a period of two years and any stock options and restricted stock that he may have at the time will become immediately exercisable and fully vested.

    We have an employment agreement with Mr. Britt, dated as of July 1, 1996, providing for Mr. Britt to be employed as our Vice President of Marketing and Merchandising for a 12-month period, subject to automatic extension for successive 12-month periods unless either party advises the other at least 60 days prior to the expiration of the current term of its desire not to extend the term of employment. Under the terms of the employment agreement, Mr. Britt is to be paid a base annual salary of not less than $100,000, subject to increase from time to time by the board of directors following and based on annual reviews of Mr. Britt's performance. The employment agreement also contains non-competition and non-solicitation provisions that are intended to survive the termination of employment for a period of 24 months.

    With the exception of Mr. DeMello and Mr. Britt, none of Streamline's executive officers have an employment contract with Streamline and each of such officers serves at the discretion of the board of directors. All of our executive officers and key employees have signed non-disclosure agreements and non-competition and non-solicitation agreements that extend for two years after employment termination.

EXECUTIVE COMPENSATION

    The following table sets forth information with respect to the compensation of Streamline's chief executive officer and the three other most highly compensated executive officers whose total salary and bonus exceeded $100,000 for the year ended December 31, 1998.

                      SUMMARY COMPENSATION TABLE FOR 1998

                                                                                            LONG-TERM
                                                                                       COMPENSATION AWARDS
                                                               ANNUAL COMPENSATION     -------------------
                                                             ------------------------      SECURITIES
NAME AND PRINCIPAL POSITION(S)                                 SALARY        BONUS     UNDERLYING OPTIONS
-----------------------------------------------------------  -----------  -----------  -------------------
Timothy A. DeMello.........................................   $ 157,385           --               --
  Chairman, President and Chief Executive Officer

David K. Blakelock.........................................     109,908    $   1,800               --
  Vice President, Operations

Frank F. Britt.............................................     109,908           --               --
  Vice President, Marketing and Merchandising

Mary E. Wadlinger..........................................     102,442        1,800           35,000
  Vice President, Customer Quality

STOCK OPTION GRANTS

    The following table contains information concerning the grants of options to purchase common stock made in the year ended December 31, 1998 to each of the officers named in the Summary Compensation Table. Stock options are generally granted at 100% of the fair value of the common stock as determined by the board of directors on the date of grant. In reaching the determination of fair value at the time of each grant, the board of directors considers a range of factors, including Streamline's current financial position; its recent revenue, results of operations and cash flows; its assessment of Streamline's competitive position in its markets and prospects for the future; the status of Streamline's customer acquisition and marketing efforts; current valuations for comparable companies; and the illiquidity of an investment in the common stock.

                             OPTION GRANTS IN 1998

                                                                                                POTENTIAL REALIZABLE
                                                        INDIVIDUAL GRANTS                         VALUE AT ASSUMED
                                    ----------------------------------------------------------    ANNUAL RATES OF
                                      NUMBER OF                                                     STOCK PRICE
                                     SECURITIES    PERCENT OF TOTAL                               APPRECIATION FOR
                                     UNDERLYING     OPTIONS GRANTED   EXERCISE OR                  OPTION TERM(2)
                                       OPTIONS      TO EMPLOYEES IN   BASE PRICE   EXPIRATION   --------------------
NAME                                 GRANTED(1)       FISCAL YEAR      PER SHARE      DATE         5%         10%
----------------------------------  -------------  -----------------  -----------  -----------  ---------  ---------
Timothy A. DeMello................           --               --              --           --          --         --
David K. Blakelock................           --               --              --           --          --         --
Frank F. Britt....................           --               --              --           --          --         --
Mary E. Wadlinger.................       35,000            29.23%      $    7.00       1/1/08   $  67,689  $ 154,079

------------------------

(1) Shares underlying options generally vest over a three-year period. See "Management--Stock Option Plans."

(2) Assumes appreciation in the independently appraised value of the common stock of 5% and 10% per year over the ten-year option period as mandated by the rules and regulations of the Securities and Exchange Commission, and does not represent Streamline's estimate or projection of the future value of the common stock. The actual value realized may be greater or less than the potential realizable values set forth in the table.

OPTION EXERCISES AND HOLDINGS

    The following table sets forth information concerning option holdings for the year ended December 31, 1998 with respect to each of the officers named in the Summary Compensation table.

                          1998 YEAR-END OPTION VALUES

                                                      NUMBER OF SHARES          VALUE OF UNEXERCISED
                                                   UNDERLYING UNEXERCISED       IN-THE-MONEY OPTIONS
                                                    OPTIONS AT YEAR END            AT YEAR END(1)
                                                 --------------------------  --------------------------
NAME                                             EXERCISABLE  UNEXERCISABLE  EXERCISABLE  UNEXERCISABLE
-----------------------------------------------  -----------  -------------  -----------  -------------
Timothy A. DeMello.............................          --            --            --            --
David K. Blakelock.............................     100,000        12,500     $             $
Frank F. Britt.................................      50,000        37,500
Mary E. Wadlinger..............................      16,666        33,334

------------------------

(1) Value is determined by subtracting the exercise price from the proposed initial offering price of the common stock, multiplied by the number of shares underlying the options.

    In the year ended December 31, 1998 none of the officers named in the Summary Compensation Table exercised any options.

STOCK OPTION PLANS

    1993 EMPLOYEE STOCK INCENTIVE PLAN

    In June 1993, Streamline's board of directors and stockholders approved Streamline's 1993 employee option plan, which provides for the grant of incentive stock options and nonqualified stock options to employees (including officers and employee directors), consultants and advisors. A maximum of 2,500,000 shares have been authorized for issuance pursuant to the employee option plan. As of March 31, 1999, 49,633 shares had been issued upon exercise of options granted under the employee option plan and options for 1,186,000 shares were outstanding. No participant in the employee option plan may, in any year, be granted stock options or awards with respect to more than 1,000,000 shares of common stock.

    The board of directors administers the employee option plan and has the authority to determine which eligible individuals are to receive options, the terms of such options, the status of such options as incentive or nonqualified stock options under the federal income tax laws, including the number of shares, exercise prices and times at which the options become and remain exercisable and the time, manner and form of payment upon exercise of an option. The exercise price of options granted under the employee option plan may not be less than 100% of the fair market value of a share of common stock on the date of grant (110% in the case of incentive stock options issued to an employee who at the time of grant owns more than 10% of the combined voting power of all classes of Streamline stock). The options become exercisable at such time or times as are determined by the board of directors and expire after a specified period that may not, in the case of incentive stock options, exceed ten years.

    From and after the closing of this initial public offering, the compensation committee shall determine the selection of a director or an officer as a recipient of an option, the timing of the option grant, the exercise price of the option and the number of shares subject to the option.

    In the event of a consolidation, merger or sale of all or substantially all of the assets of Streamline in which outstanding shares of common stock are exchanged for securities, cash or other property of any other corporation or business entity or in the event of a liquidation of Streamline, the board of directors of Streamline, or the board of directors of any corporation assuming the obligations of Streamline, may, in its discretion, provide that outstanding options under the employee option plan be:

    - assumed, or equivalent options substituted, by the acquiring or succeeding corporation, or an affiliate thereof

    - exercised within a specified period of time, at the end of which period the options will terminate

    - terminated in exchange for a cash payment

    - exercised in full immediately prior to such event

    With the consent of an option holder, the board of directors can cancel that holder's options and replace them with new options (for the same or a different number of shares) having a higher or lower exercise price per share than the cancelled options or amend the terms of any option outstanding to provide for a higher or lower exercise price per share. The board of directors may also, in its sole discretion, accelerate the date or dates on which all or any particular option or options granted under the employee option plan may be exercised or extend the dates during which all, or any particular, option or options granted under the employee option plan may be exercised.

    The board of directors may amend or modify the employee option plan at any time, subject to the rights of holders of outstanding options. The employee option plan will terminate on June 9, 2007.

    1993 DIRECTOR OPTION PLAN

    In June 1993, Streamline's board of directors and stockholders approved the 1993 director option plan which provides for the grant of nonqualified stock options to directors of Streamline who are not also employees of Streamline. Options are granted under the director option plan at the discretion of the board of directors at an exercise price equal to the fair market value of the common stock on the date of grant, and have a term of five years.

    In the event of a consolidation, merger or sale of all or substantially all of the assets of Streamline in which outstanding shares of common stock are exchanged for securities, cash or other property of any other corporation or business entity or in the event of a liquidation of Streamline, the board of directors of Streamline, or the board of directors of any corporation assuming the obligations of Streamline, may, in its discretion, provide that outstanding options under the director option plan be:

    - assumed, or equivalent options substituted, by the acquiring or succeeding corporation, or an affiliate thereof

    - exercised within a specified period of time, at the end of which period the options will terminate

    - terminated in exchange for a cash payment

    - exercised in full immediately prior to such event

    A maximum of 250,000 shares have been authorized for issuance pursuant to the director option plan. As of March 31, 1999, 62,500 shares had been issued upon exercise of options granted under the director option plan and options for 25,000 shares were outstanding.

    1999 EMPLOYEE STOCK PURCHASE PLAN

    In April 1999, Streamline's board of directors and stockholders approved the 1999 employee stock purchase plan, which enables eligible employees to acquire shares of Streamline's common stock through payroll deductions. Our employee stock purchase plan is intended to qualify as an employee stock purchase plan under Section 423 of the Internal Revenue Code. The initial offering period will start on the date of this prospectus and will end on December 31, 1999, unless otherwise determined by the board of directors. Subsequent offerings under the employee stock purchase plan are planned to start on January 1 and July 1 of each year and end on June 30 and December 31 of each year. During each offering period, an eligible employee may select a rate of payroll deduction of from 1% to 10% of compensation, up to an aggregate of $12,500 in any offering period. The purchase price for Streamline's common stock purchased under our employee stock purchase plan is 85% of the lesser of the fair market value of the shares on the first day or the last day of the offering period. An aggregate of 250,000 shares of common stock have been reserved for issuance under the employee stock purchase plan.

    401(K) PLAN

    Streamline has established a tax-qualified cash or deferred profit sharing plan or 401(k) plan covering all of Streamline's eligible full-time employees. Streamline adopted the 401(k) plan effective January 1, 1997. Under the plan, participants may elect to contribute, through salary reductions, up to 15% of their annual compensation subject to a statutory maximum. Streamline does not currently provide additional matching contributions under the 401(k) plan, but may do so in the future. The 401(k) plan is designed to qualify under Section 401 of the Internal Revenue Code of 1986, as amended, so that contributions by employees or by Streamline to the plan, and income earned on plan contributions, are not taxable to employees until withdrawn from the 401(k) plan, and so that contributions by Streamline, if any, will be deductible by Streamline when made.

                              CERTAIN TRANSACTIONS

    In May and June 1996, Reliance Insurance Company purchased a total of 50,000 shares of Streamline Series A cumulative convertible preferred stock for an aggregate purchase price of $5.0 million. John P. Fitzsimons, a director of Streamline, is a Senior Vice President, Director of Equities of Reliance.

    In June and September 1997, Intel Corporation, PaineWebber Capital Inc., General Electric Capital Corporation and SAP America, Inc. each acquired 20,000 shares of Streamline Series B convertible preferred stock and Reliance acquired 10,000 shares of Streamline Series C convertible preferred stock, for an aggregate purchase price of $9.0 million.

    In April 1998, DDJ Canadian High Yield Fund and Mellon Bank, N.A., solely in its capacity as Trustee for General Motors Employees Domestic Group Pension Trust as directed by DDJ Capital Management, LLC and not in its individual capacity, purchased senior discount notes and warrants of Streamline in 777 attached units. Streamline also issued an aggregate of 7,500 shares of common stock to these purchasers in connection with the financing. DDJ Canadian High Yield Fund purchased 222 units and Mellon Bank, N.A., solely in its capacity as trustee as described above, purchased 555 units. The face amount of the senior discount notes was approximately $7.8 million which resulted in proceeds to Streamline of $7.0 million. The warrants have an exercise price of $7.00 per share and were exercisable for up to 425,000 shares of common stock in the aggregate, 225,000 of which were vested and 200,000 of which were subject to vesting.

    In September 1998, Nordstrom, Inc. acquired 228,570 shares of Series D convertible preferred stock of Streamline for an aggregate purchase price of approximately $22.9 million. J. Daniel Nordstrom, a director of Streamline, is Co-President of Nordstrom, Inc.

    In September 1998, in connection with the Series D financing, Streamline repaid the $7.0 million principal amount of senior discount notes plus $591,000 which included accrued interest and redemption premium, amended the warrant agreement with DDJ Canadian High Yield Fund and Mellon Bank, N.A., solely in its capacity as trustee as described above, to fix the total number of shares issuable upon exercise of the warrants to 225,000, and sold these parties a total of 5,000 additional shares of common stock for nominal cash consideration. Additionally, in September 1998, we repaid non-negotiable convertible promissory notes with an aggregate principal amount of $600,000 plus accrued interest. The notes accrued interest at a rate of 8% per annum and were convertible into common stock. Mark A. Cohn, a director of Streamline, was repaid $100,000 plus accrued interest of approximately $4,400. James Maxmin, a director of Streamline until September 1998, was repaid $100,000 plus accrued interest of approximately $4,500.

    Thomas O. Jones, a director of Streamline, is the President of Elm Square Technologies, Inc. On March 7, 1997, Streamline entered into a development and consulting agreement with Elm Square whereby Elm Square committed to develop an Internet ordering system and customer support database and also provide technology consulting services to Streamline. Although the agreement terminated according to its terms on December 31, 1997, an ongoing business relationship continues between Elm Square and Streamline. During fiscal year 1998, Streamline paid Elm Square approximately $1.7 million for software development, implementation and consulting services. We continue to pay Elm Square approximately $150,000 per month for ongoing services of this nature. In March 1997, in connection with the development agreement, Streamline issued Elm Square a warrant to purchase 50,000 shares of common stock at a purchase price of $2.04 per share. In December 1998, Streamline issued Elm Square a warrant to purchase an additional 100,000 shares of common stock at a purchase price of $4.00 per share in connection with ongoing services provided by Elm Square.

    Intel Corporation is a beneficial owner of more than 5% of Streamline's Series B convertible preferred stock. On June 13, 1997, Streamline entered into a development agreement with Intel, whereby Intel committed to develop a CD-ROM application for Streamline and Streamline issued warrants for up to 142,857 shares of common stock, exercisable at $7.00 per share. An additional 28,000 warrants, exercisable at $7.00 per share, were issued to Intel in January 1998 in connection with ongoing development efforts by Intel. All of Intel's warrants became fully vested in July 1998 upon Intel's delivery of the final version of the application.

    General Electric Capital Corporation is a beneficial owner of more than 5% of Streamline's Series B convertible preferred stock, and Thomas A. Crowley, a director of Streamline, is a Managing Director of Ventures of GE Capital. In September 1997, we agreed to give GE Capital opportunities to provide us with any future debt financing that we required and, in connection with these proposed arrangements, we granted GE Capital warrants to purchase up to 142,857 shares of common stock. Of such warrants 25% are vested and exercisable at $7.00 per share and 75% vest in the event GE Capital provides a specified level of future debt financing to Streamline by September 23, 1999 and are exercisable at greater than or equal to $8.40 per share. On November 21, 1997, Streamline entered into a 36 month lease with GE Capital for office furniture. Streamline paid GE Capital approximately $82,000 in 1998 and $21,000 in the first quarter of 1999 to lease such furniture. Streamline has entered into lease agreements with Penske Truck Leasing, a subsidiary of GE Capital, for 60-month leases of 13 Streamline delivery vehicles. Streamline paid Penske approximately $116,000 in 1998 and $53,000 in the first quarter of 1999 to lease such trucks.

    Reliance Insurance Company, Intel Corporation, PaineWebber Capital Inc., General Electric Capital Corporation, SAP America, Inc., DDJ Canadian High Yield Fund, Mellon Bank, N.A. solely in its capacity as trustee as described above, and Nordstrom, Inc. are entitled to certain registration rights with respect to the common stock they will hold upon the closing of this offering and the common stock they will hold upon the exercise of Streamline warrants. See "Description of Capital Stock-- Registration Rights."

    Pursuant to a letter agreement dated April 13, 1999, Nordstrom, Inc. has agreed to provide us with financing of up to $10.0 million upon our request. Nordstrom's commitment will terminate upon the closing of this offering or April 2000, whichever is earlier. The final terms of any such financing will be determined at the time we request such financing but will be similar to the terms of the sale of Series D preferred stock to Nordstrom in September 1998. We issued Nordstrom a warrant to purchase 75,000 shares of common stock at an exercise price of $7.00 per share in connection with this financing commitment.

    For a description of other transactions and certain employment and other arrangements between Streamline and certain of its directors and executive officers, see "Management--Director Compensation" and "--Executive Compensation."

    We believe that all of the transactions set forth above that were consummated with parties that may be deemed to be affiliated with us were made on terms no less favorable to us than could have been obtained from unaffiliated third parties. We will require that all future transactions with parties affiliated with us, including loans between us and our officers, directors, principal stockholders and their affiliates, be approved by a majority of the board of directors, including a majority of independent and disinterested directors, and that such transactions will need to be on terms no less favorable to us than could be obtained from unaffiliated third parties.

                             PRINCIPAL STOCKHOLDERS

    The following table sets forth certain information regarding beneficial ownership of Streamline's common stock as of March 31, 1999, and as adjusted to reflect the sale of shares offered hereby, by (1) each person known by Streamline to own beneficially more than five percent of Streamline's common stock, (2) each of Streamline's directors and each of the officers named in the Summary Compensation Table, and (3) all current executive officers and directors of Streamline as a group.

    Unless otherwise indicated, each person named in the table has sole voting power and investment power or shares such power with his or her spouse with respect to all shares listed as owned by such person. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to the securities. The number of shares of common stock outstanding used in calculating the percentage for each listed person includes any shares the individual has the right to acquire within 60 days of March 31, 1999, and assumes the conversion of all outstanding shares of preferred stock into common stock of Streamline.

                                                                                                    PERCENTAGE OF
                                                                       NUMBER OF SHARES       SHARES BENEFICIALLY OWNED
                                                                         BENEFICIALLY     ----------------------------------
NAME OF BENEFICIAL OWNER                                                     OWNED         BEFORE OFFERING   AFTER OFFERING
---------------------------------------------------------------------  -----------------  -----------------  ---------------
Nordstrom, Inc.......................................................        5,989,641(1)          44.7%                 %
  J. Daniel Nordstrom
  1617 Sixth Avenue
  Seattle, WA 98101
Reliance Insurance Company...........................................        2,597,615(2)          19.8
  John P. Fitzsimons
  55 East 52nd Street
  New York, NY 10055
Timothy A. DeMello...................................................        1,926,000(3)          14.7
  c/o Streamline.com, Inc.
  27 Dartmouth Street
  Westwood, MA 02090
Thomas A. Crowley....................................................          321,428(4)           2.4
Faith B. Popcorn.....................................................           56,250(5)             *                 *
Mark A. Cohn.........................................................           55,000(6)             *                 *
Thomas O. Jones......................................................          150,000(7)           1.1
David K. Blakelock...................................................          125,000(8)             *                 *
Frank F. Britt.......................................................           87,500(8)             *                 *
Mary E. Wadlinger....................................................           33,333(8)             *                 *
All executive officers and directors as a group (12 people)..........       11,341,767(9)          81.6%                 %

------------------------

*   Less than 1% of our outstanding common stock.

(1) Includes 5,714,250 shares beneficially owned by Nordstrom, Inc. and an additional 75,000 shares issuable upon the exercise of a warrant owned by Nordstrom. Also includes 200,391 shares of common stock issuable upon conversion of shares of Series D preferred stock dividends expected to accrue through May 31, 1999. Mr. Nordstrom, a director of Streamline, is Co-President of Nordstrom. Although Mr. Nordstrom may be deemed to be a beneficial holder of such shares, he disclaims all such beneficial ownership except to the extent of his financial interest therein.

(2) Consists of shares beneficially owned by Reliance Insurance Company. Mr. Fitzsimons, a director of Streamline, is the Senior Vice President, Director of Equities of Reliance. Although Mr. Fitzsimons may be deemed to be a beneficial holder of such shares, he disclaims all such beneficial ownership except to the extent of his financial interest therein.

(3) Includes an aggregate of 10,000 shares held in custody for Mr. DeMello's children and an aggregate of 200,000 shares held in trusts with respect to which Mr. DeMello or his children have a beneficial interest. Although Mr. DeMello may be deemed to be a beneficial holder of such shares, he disclaims all such beneficial ownership except to the extent of his financial interest therein.

(4) Consists entirely of shares beneficially owned by General Electric Capital Corporation, of which Mr. Crowley is the Managing Director of Ventures. Includes 285,714 shares held by GE Capital and 35,714 shares issuable to GE Capital upon the exercise of a stock purchase warrant exercisable within 60 days of March 31, 1999. Mr. Crowley disclaims beneficial ownership of the shares held by GE Capital except to the extent of his financial interest therein.

(5) Includes 6,250 shares issuable upon the exercise of options exercisable within 60 days of March 31, 1999 and 50,000 shares issuable upon the exercise of a stock purchase warrant, exercisable within 60 days of March 31, 1999, held by BrainReserve, Inc., of which Ms. Popcorn is the founder and Chief Executive Officer. Ms. Popcorn disclaims beneficial ownership of the shares held by BrainReserve except to the extent of her financial interest therein.

(6) Includes 12,500 shares issuable upon the exercise of options exercisable within 60 days of March 31, 1999.

(7) Consists entirely of shares issuable upon the exercise of stock purchase warrants, exercisable within 60 days of March 31, 1999, held by Elm Square Technologies, Inc., of which Mr. Jones is the President. Mr. Jones disclaims beneficial ownership of the shares held by Elm Square except to the extent of his financial interest therein.

(8) Consists entirely of shares issuable upon the exercise of options exercisable within 60 days of March 31, 1999.

(9) Includes 264,583 shares issuable upon the exercise of options exercisable within 60 days of March 31, 1999.

                          DESCRIPTION OF CAPITAL STOCK

    Effective as of the closing of this offering, the authorized capital stock of Streamline will consist of 50,000,000 shares of common stock and 5,000,000 shares of preferred stock, each having a par value of $0.01 per share.

COMMON STOCK

    As of March 31, 1999, there were 13,125,262 shares of common stock outstanding and held of record by 164 stockholders, after giving effect to the conversion of all outstanding shares of Series A convertible preferred stock, Series B convertible preferred stock, Series C convertible preferred stock and Series D convertible preferred stock upon the closing of this offering. Based upon the number of shares of common stock outstanding as of that date and giving
effect to the issuance of the             shares of common stock offered hereby
(assuming no exercise of the underwriters' over-allotment option), there will be shares of common stock outstanding upon the closing of this offering.

    Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of funds legally available therefor, subject to any preferential dividend rights of outstanding preferred stock. Upon the liquidation, dissolution or winding up of Streamline, the holders of common stock are entitled to receive ratably the net assets of Streamline available after the payment of all debts and other liabilities, subject to the prior rights of any outstanding preferred stock. Holders of the common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of common stock are, and the shares offered by Streamline in this offering will be, when issued and paid for, fully paid and non-assessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that Streamline may designate and issue in the future. Upon the closing of this offering, there will be no shares of preferred stock outstanding.

PREFERRED STOCK

    The board of directors is authorized, subject to certain limitations prescribed by law, without further stockholder approval, from time to time to issue up to an aggregate of 5,000,000 shares of preferred stock in one or more series and to fix or alter the designations, preferences and rights, and any qualifications, limitations or restrictions thereof, of the shares of each such series, including the number of shares constituting any such series and the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption price or prices and liquidation preferences thereof. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change of control of Streamline. Streamline has no present plans to issue any shares of preferred stock.

REGISTRATION RIGHTS

    Under the terms of a Series A stock purchase agreement, dated as of May 15, 1996, and registration rights agreements, dated as of June 13, 1997, April 15, 1998 and September 18, 1998, certain investors, including certain affiliates of directors of Streamline, who collectively hold approximately 9,467,221 shares of common stock and warrants to purchase an additional 506,571 shares of common stock as of March 31, 1999 will have certain "demand" rights to register those shares under the Securities Act beginning 180 days after the date of this prospectus.

    If requested by holders of common stock issued upon conversion of our Series A preferred stock to register at least 100,000 shares or shares having a market value of at least $1.0 million, then, subject to certain limitations, Streamline must file a registration statement under the Securities Act covering all registrable shares requested to be included. We are required to effect up to three such demand registrations. We have the right to delay any such registration for up to 60 days under certain circumstances, but will be prohibited until 90 days after the effectiveness of such registration from registering any other Streamline securities under the Securities Act, except in connection with our employee benefit plans or a corporate reorganization. We will bear all fees, costs and expenses of any of these demand registrations other than underwriting discounts and commissions.

    Under the registration rights agreement dated June 13, 1997, if requested by holders of at least 30% of the common stock issued upon conversion of our Series B and C preferred stock to register shares having a market value of at least $2.0 million, then, subject to certain limitations, Streamline must file a registration statement under the Securities Act covering all registrable shares requested to be included. We are required to effect up to two such demand registrations. Once Streamline is eligible to register shares using a short-form registration statement, we will be required, if requested to do so by holders of at least 20% of the common stock issued upon conversion of our Series B and C preferred stock to register shares having a market value of at least $1.0 million. We have the right to delay any such registration for up to 90 days under certain circumstances, but will be prohibited until 90 days after the effectiveness of such registration from registering any other Streamline securities under the Securities Act, except in connection with our employee benefit plans or a corporate reorganization. We will bear all fees, costs and expenses of any of these demand registrations other than underwriting discounts and commissions.

    The registration rights agreement dated April 15, 1998, requires us, if requested by holders of at least 30% of the common stock issued upon conversion of warrants issued by us in connection with our sale of senior discount notes and other shares of common stock issued in connection with that transaction, subject to certain limitations, to file a registration statement under the Securities Act covering all registrable shares requested to be included. We are required to effect up to two such demand registrations. Once Streamline is eligible to register shares using a short-form registration statement, we will be required, if requested to do so by holders of at least 20% of the common stock issued upon conversion of warrants issued by us in connection with our sale of senior discount notes and other shares of common stock issued in connection with that transaction, to register shares having a market value of at least $350,000. We have the right to delay any such registration for up to 90 days under certain circumstances, but will be prohibited until 90 days after the effectiveness of such registration from registering any other Streamline securities under the Securities Act, except in connection with our employee benefit plans or a corporate reorganization. We will bear all fees, costs and expenses of any of these demand registrations other than underwriting discounts and commissions.

    Under the registration rights agreement dated September 18, 1998, if requested by holders of at least 30% of the common stock issued upon conversion of our Series D preferred stock to register shares having a market value of at least $2.0 million, then, subject to certain limitations, Streamline must file a registration statement under the Securities Act covering all registrable shares requested to be included. We are required to effect up to two such demand registrations. Once Streamline is eligible to register shares using a short-form registration statement, we will be required, if requested to do so by holders of at least 20% of the common stock issued upon conversion of our Series D preferred stock, to register shares having a market value of at least $1.0 million. We have the right to delay any such registration for up to 90 days under certain circumstances, but will be prohibited until 90 days after the effectiveness of such registration from registering any other Streamline securities under the Securities Act, except in connection with our employee benefit plans or a corporate reorganization. We will bear all fees, costs and expenses of any of these demand registrations other than underwriting discounts and commissions.

    In addition, under all of the agreements described above, holders of registrable shares have certain "piggyback" registration rights. If Streamline proposes to register any of its securities under the Securities Act other than in connection with our employee benefit plans or a corporate reorganization, then, subject to certain limitations, the holders of registrable shares may require us to include all or a portion of their shares in such registration, although the managing underwriter of any such offering has the right to limit the number of shares in such registration. We will bear all fees, costs and expenses of such registrations other than underwriting discounts and commissions.

DELAWARE LAW AND CERTAIN CHARTER AND BY-LAW PROVISIONS

    We are subject to the provisions of Section 203 of the Delaware General Corporation Law. Subject to certain exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a certain period of time. That period is three years from the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained such status with the approval of the board of directors or unless the business combination is approved in a prescribed manner. A "business combination" includes certain mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with his or her affiliates and associates, owns, or owned within three years prior, 15% or more of the corporation's voting stock.

    Streamline's certificate of incorporation, also called its charter, and by-laws provide for the division of the board of directors into three classes, as nearly equal in size as possible, with each class beginning its three-year term in different years. See "Management--Executive Officers, Directors and Selected Key Employees." Any director may be removed only for cause by the vote of a majority of the shares entitled to vote for the election of directors.

    Our by-laws provide that for nominations for the board of directors or for other business to be properly brought by a stockholder before a meeting of stockholders, the stockholder must first have given timely notice of the matter in writing to Streamline's secretary. To be timely, a notice of nominations or other business to be brought before an annual meeting must be delivered between 120 days and 150 days prior to date one year after the date of the preceding year's proxy statement. If the date of the current year's annual meeting is more than 30 days before or 60 days after such anniversary, or if no proxy statement was delivered to stockholders in connection with the preceding year's annual meeting, a stockholder's notice will be timely if it is delivered not earlier than 90 days prior to the current year's annual meeting and not later than 60 days prior to the annual meeting or 10 days following the date on which public announcement of the date of the annual meeting is first made by Streamline, whichever is later. With respect to special meetings, notice must generally be delivered not more than 90 days prior to such meeting and not later than 60 days prior to such meeting or 10 days following the day on which public announcement of the date of the annual meeting is first made by Streamline, whichever is later. The notice must contain, among other things, certain information about the stockholder delivering the notice and, as applicable, background information about each nominee or a description of the proposed business to be brought before the meeting.

    Our charter empowers the board of directors, when considering a tender offer or merger or acquisition proposal, to take into account factors in addition to potential economic benefits to stockholders. These factors may include:

    - comparison of the proposed consideration to be received by stockholders in relation to the market price of Streamline's capital stock, the estimated current value of Streamline in a freely negotiated transaction and the estimated future value of Streamline as an independent entity

    - the impact of such a transaction on the employees, suppliers and clients of Streamline and its effect on the communities in which Streamline operates

    The provisions described above could make it more difficult for a third party to acquire, or of discouraging a third party from acquiring control of Streamline.

    Our charter also provides that any action required or permitted to be taken by the stockholders of Streamline may be taken only at duly called annual or special meetings of the stockholders, and that special meetings may be called only by the chairman of the board of directors, a majority of the board of directors or the president of Streamline. However, holders of a majority of the common stock entitled to vote on the election of directors may call a special meeting for the purpose of filling a vacancy on the board of directors, and holders of at least two-thirds of the common stock entitled to vote generally may call a special meeting for any other purpose. These provisions could have the effect of delaying until the next annual stockholders' meeting stockholder actions that are favored by the holders of a majority of the common stock. These provisions may also discourage another person or entity from making a tender offer to Streamline stockholders for the common stock. This is because the person or entity making the offer, even if it acquired a majority of the outstanding voting securities of Streamline, would be unable to call a special meeting of the stockholders or to take action by written consent. As a result, any desired actions they would like to take, such as electing new directors or approving a merger, would have to wait until the next duly called stockholders' meeting.

    The Delaware General Corporation Law provides that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or by-laws, unless the corporation's certificate of incorporation or by-laws, as the case may be, requires a greater percentage. The charter requires the affirmative vote of the holders of at least 67% of the outstanding voting stock of Streamline to amend or repeal any of the provisions of our charter described above, or to reduce the number of authorized shares of common stock and preferred stock. The 67% vote is also required to amend or repeal any of the provisions of our by-laws that are described above. Our by-laws may also be amended or repealed by a majority vote of the board of directors. The 67% stockholder vote would be in addition to any separate class vote that might in the future be required pursuant to the terms of any preferred stock that might be outstanding at the time any amendments are submitted to stockholders.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for the common stock is BankBoston, N.A.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Prior to this offering, there has been no public market for the common stock. Upon completion of this offering, based upon the number of shares
outstanding at March 31, 1999, there will be             shares of common stock
outstanding assuming the underwriters do not exercise their over-allotment option, and no warrants or options are exercised. Of these shares, the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares purchased by "affiliates" of Streamline, as that term is defined in Rule 144 under the Securities Act, may generally only be sold in compliance with the limitations of Rule 144 described below.

SALES OF RESTRICTED SHARES

    The outstanding shares of common stock not sold in this offering will be deemed "restricted securities" under Rule 144 under the Securities Act. Of these
shares,             are subject to 180-day lock-up agreements with the
representatives. Upon expiration of the lock-up agreements 180 days after the date of this prospectus, all such shares will be available for sale in the public market, subject to the provisions of Rule 144. Stockholders who are parties to the lock-up agreement have agreed that for a period of 180 days after the date of this prospectus, they will not sell, offer, contract or grant any option to sell, pledge, transfer, establish an open put equivalent position or otherwise dispose of any shares of common stock, any options to purchase shares of common stock or any shares convertible into or exchangeable for shares of common stock, owned directly by such persons or with respect to which they have the power of disposition, without the prior written consent of NationsBanc Montgomery Securities LLC.

    In general, under Rule 144, beginning 90 days after the effective date of this prospectus, a stockholder who has beneficially owned his or her restricted securities for at least one year will be entitled to sell, within any three-month period, a limited number of such shares. The number of shares may not exceed the greater of 1% of the then outstanding shares of common stock or the average weekly trading volume in the common stock during the four preceding calendar weeks. In addition, under Rule 144(k), if a period of at least two years has elapsed since the date restricted securities were acquired from Streamline or an affiliate of Streamline, a stockholder who is not an affiliate of Streamline at the time of sale and has not been an affiliate of Streamline for at least three months prior to the sale will be entitled to sell the shares immediately without restriction.

    Securities issued in reliance on Rule 701, such as shares of common stock acquired upon exercise of certain options granted under our stock option plans, are also restricted and, beginning 90 days after the effective date of this prospectus, may be sold by stockholders other than affiliates of Streamline subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with its one-year holding period requirement.

WARRANTS AND OPTIONS

    As of March 31, 1999, there were warrants and options outstanding to purchase an aggregate of 1,999,714 shares of common stock, of which warrants and
options to purchase an aggregate of       shares were exercisable. All of these
shares were subject to lock-up agreements.

    We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of common stock issuable under our stock option and stock purchase plans promptly following the closing of this offering. Shares issued pursuant to such plans shall be, after the effective date of the Form S-8 registration statements, eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates and the lock-up agreements noted above, if applicable.

                                  UNDERWRITING

    Streamline is offering the shares of common stock described in this prospectus through a number of underwriters. NationsBanc Montgomery Securities LLC, PaineWebber Incorporated and Dain Rauscher Wessels, a division of Dain Rauscher Incorporated ("Dain Rauscher Wessels") are the representatives of the underwriters. Streamline has entered into an underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, Streamline has agreed to sell to the underwriters, and the underwriters have each agreed to purchase the number of shares of common stock listed next to its name in the following table.

                                                                         NUMBER OF
UNDERWRITER                                                                SHARES
----------------------------------------------------------------------  ------------
NationsBanc Montgomery Securities LLC.................................
PaineWebber Incorporated..............................................
Dain Rauscher Wessels.................................................
                                                                        ------------
    Total.............................................................
                                                                        ------------
                                                                        ------------

    The underwriters initially will offer shares to the public at the price specified on the cover page of this prospectus. The underwriters may allow to
some dealers a concession of not more than $      per share. The underwriters
also may allow, and any dealers may reallow, a concession of not more than
$      per share to some other dealers. If all the shares are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. The common stock is offered subject to a number of conditions, including:

    - receipt and acceptance of our common stock by the underwriters

    - the right to reject orders in whole or in part

    Streamline has granted an option to the underwriters to buy up to additional shares of common stock. These additional shares would cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days to exercise this option. If the underwriters exercise this option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above.

    Streamline and all holders of its stock prior to this offering, as well as all holders of stock options and warrants, have entered into lock-up agreements with the underwriters. Under those agreements, Streamline and those holders of stock, options and warrants may not dispose of or hedge any Streamline common stock or securities convertible into or exchangeable for shares of Streamline common stock. These restrictions will be in effect for a period of 180 days after the date of this prospectus. At any time and without notice, NationsBanc Montgomery Securities LLC may, in its sole discretion, release all or some of the securities from these lock-up agreements.

    Streamline will indemnify the underwriters against liabilities, including liabilities under the Securities Act. If Streamline is unable to provide this indemnification, Streamline will contribute to payments the underwriters may be required to make in respect of those liabilities.

    In connection with this offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include:

    - short sales

    - stabilizing transactions

    - purchases to cover positions created by short sales

    Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress.

    The underwriters also may impose a penalty bid. This means that if the representatives purchase shares in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

    The underwriters may engage in activities that stabilize, maintain or otherwise affect the price of the common stock, including:

    - over-allotment

    - stabilization

    - syndicate covering transactions

    - imposition of penalty bids

    As a result of these activities, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Nasdaq National Market, in the over-the-counter-market or otherwise.

    The underwriters do not expect sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by this prospectus.

    Prior to this offering, there has been no public market for the common stock of Streamline. The initial public offering price will be negotiated between Streamline and the underwriters. Among the factors to be considered in such negotiations are:

    - the history of, and prospects for, Streamline and the industry in which it competes

    - the past and present financial performance of Streamline

    - an assessment of Streamline's management

    - the present state of Streamline's development

    - the prospects for future earnings of Streamline

    - the prevailing market conditions of the applicable U.S. securities market at the time of this offering

    - market valuations of publicly traded companies that Streamline and the representatives believe to be comparable to Streamline

    - other factors deemed relevant

    An affiliate of PaineWebber Incorporated, a representative, is the beneficial owner of approximately 285,714 shares of our common stock.

    The underwriters, at our request, have reserved for sale to our employees, affiliates and strategic partners at the initial public offering price up to five percent of the shares being offered by this prospectus and up to shares for sale to our customers. The sale of shares to our employees, affiliates and strategic partners will be made by NationsBanc Montgomery Securities LLC. We do not know if our employees, affiliates, strategic partners or customers will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. The sale of shares to our customers will be made through individual brokerage accounts set up with E*TRADE Securities, the Internet distributor for this offering. If all of these reserved shares are not purchased, the underwriters will offer the remainder to the general public on the same terms as the other shares offered by this prospectus.

                                 LEGAL MATTERS

    The validity of the common stock offered hereby will be passed upon for Streamline by Bingham Dana LLP, Boston, Massachusetts and for the underwriters by Ropes & Gray, Boston, Massachusetts.

                                    EXPERTS

    The consolidated balance sheets of Streamline at December 31, 1997 and 1998 and the consolidated statements of operations, stockholders' deficit and cash flows for each of the three years in the period ended December 31, 1998 included in this prospectus have been included herein in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given upon the authority of that firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

    We have filed a registration statement on Form S-1 with the Securities and Exchange Commission for the common stock we are offering by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. When we complete this offering, we will also be required to file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission.

    You can read our Securities and Exchange Commission filings, including the registration statement, over the Internet at the Securities and Exchange Commission's web site at http://www.sec.gov. You may also read and copy any document we file with the Securities and Exchange Commission at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549; Seven World Trade Center, Suite 1300, New York, New York 10048; and Citicorp Center 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. You may also obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

                              STREAMLINE.COM, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                                PAGE
                                                                                                                -----
Report of Independent Accountants..........................................................................         F-2

Consolidated Balance Sheets at December 31, 1997 and 1998..................................................         F-3

Consolidated Statements of Operations for the years ended December 31,
  1996, 1997 and 1998......................................................................................         F-4

Consolidated Statements of Stockholders' Deficit for the years ended
  December 31, 1996, 1997 and 1998.........................................................................         F-5

Consolidated Statements of Cash Flows for the years ended December 31,
  1996, 1997 and 1998......................................................................................         F-6

Notes to Consolidated Financial Statements.................................................................         F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Streamline.com, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' deficit and of cash flows present fairly, in all material respects, the financial position of Streamline.com, Inc. and its subsidiary at December 31, 1997 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

                                        PricewaterhouseCoopers LLP

Boston, Massachusetts
April 13, 1999

                              STREAMLINE.COM, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                               DECEMBER 31,            PRO FORMA
                                                                       ----------------------------  DECEMBER 31,
                                                                           1997           1998           1998
                                                                       -------------  -------------  -------------
                                                                                                       (NOTE 2)
                                                                                                      (UNAUDITED)
                                                      ASSETS
Current assets:
  Cash and cash equivalents..........................................  $   1,445,943  $  12,593,160  $  12,593,160
  Accounts receivable................................................         76,656         87,779         87,779
  Inventory..........................................................        254,474        323,656        323,656
  Prepaid expenses and other current assets..........................        375,106        148,695        148,695
                                                                       -------------  -------------  -------------
        Total current assets.........................................      2,152,179     13,153,290     13,153,290

  Property and equipment, net........................................      3,459,388      3,663,481      3,663,481
  Purchased and capitalized software, net............................      1,528,855      2,025,282      2,025,282
  Goodwill, net of accumulated amortization..........................        648,433        991,746        991,746
  Other assets, net..................................................        108,032        232,019        232,019
                                                                       -------------  -------------  -------------
        Total assets.................................................  $   7,896,887  $  20,065,818  $  20,065,818
                                                                       -------------  -------------  -------------
                                                                       -------------  -------------  -------------

                             LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND
                                          STOCKHOLDERS' (DEFICIT) EQUITY
Current liabilities:
  Capital lease obligations..........................................  $     197,155  $     236,326  $     236,326
  Accounts payable...................................................      1,131,475        447,410        447,410
  Accrued expenses...................................................        493,416        408,436        408,436
                                                                       -------------  -------------  -------------
        Total current liabilities....................................      1,822,046      1,092,172      1,092,172
                                                                       -------------  -------------  -------------
Long-term portion of capital lease obligations.......................        334,308        380,751        380,751
                                                                       -------------  -------------  -------------
Commitments and contingencies (Note 11)
Minority interest in consolidated subsidiary.........................        138,598             --             --

Redeemable convertible preferred stock (Note 7), ($1.00 par value);
    Authorized: 300,000 at December 31, 1997, 680,000 at December 31,
      1998 actual and pro forma
    Issued and outstanding: 140,000 shares issued and outstanding at
      December 31, 1997, 368,570 shares issued and outstanding at
      December 31, 1998 actual, none at December 31, 1998 pro
      forma..........................................................     14,000,000     37,185,765             --
                                                                       -------------  -------------  -------------
Stockholders' (deficit) equity:
  Common stock, $0.01 par value;
    Authorized: 12,500,000 at December 31, 1997, 22,700,000 at
      December 31, 1998 actual and pro forma
    Issued and outstanding: 3,526,032 shares issued and 3,497,032 outstanding at December 31, 1997, 3,699,539 shares issued and
      3,665,539 outstanding at December 31, 1998 actual and
      13,236,453 shares issued and 13,202,453 outstanding at December
      31, 1998 pro forma.............................................         35,260         36,995        132,365
  Additional paid-in capital.........................................      3,848,768      5,060,436     42,150,831
  Treasury stock, at cost: 29,000 shares at December 31, 1997, 34,000
    shares at December 31, 1998 actual and pro forma.................       (203,000)      (238,000)      (238,000)
  Accumulated deficit................................................    (12,079,093)   (23,452,301)   (23,452,301)
                                                                       -------------  -------------  -------------
        Total stockholders' (deficit) equity.........................     (8,398,065)   (18,592,870)    18,592,895
                                                                       -------------  -------------  -------------
        Total liabilities, redeemable convertible preferred stock and
          stockholders' (deficit) equity.............................  $   7,896,887  $  20,065,818  $  20,065,818
                                                                       -------------  -------------  -------------
                                                                       -------------  -------------  -------------

  The accompanying notes are an integral part of these consolidated financial statements.

                              STREAMLINE.COM, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                YEAR ENDED DECEMBER 31,
                                                                      --------------------------------------------
                                                                          1996           1997            1998
                                                                      -------------  -------------  --------------
Revenue:
  Product and service revenue, net..................................  $     390,801  $   1,814,793  $    6,025,573
  Subscription fees.................................................         19,908         98,566         391,579
  Advertising, research and marketing fees..........................        511,000        721,000         529,138
                                                                      -------------  -------------  --------------
Total revenue.......................................................        921,709      2,634,359       6,946,290
                                                                      -------------  -------------  --------------
Operating expenses:
  Cost of revenue...................................................        391,123      2,097,642       4,992,092
  Fulfillment center operations.....................................        915,863      2,768,995       4,012,617
  Sales and marketing...............................................        440,493      1,427,810       1,479,210
  Technology systems and development................................         78,327      1,672,870       3,002,514
  General and administrative........................................        985,400      3,166,552       3,896,756
                                                                      -------------  -------------  --------------
Total operating expenses............................................      2,811,206     11,133,869      17,383,189
                                                                      -------------  -------------  --------------
  Loss from operations..............................................     (1,889,497)    (8,499,510)    (10,436,899)
Other income (expense):
  Interest income...................................................         74,744         58,148         239,992
  Interest expense..................................................        (31,341)       (50,659)       (568,834)
  Other.............................................................             --        (87,914)         (1,647)
                                                                      -------------  -------------  --------------
Total other income (expense), net...................................         43,403        (80,425)       (330,489)
                                                                      -------------  -------------  --------------
Loss before minority interest and extraordinary item................     (1,846,094)    (8,579,935)    (10,767,388)
Minority interest in net loss of consolidated subsidiary............             --        265,428         138,598
                                                                      -------------  -------------  --------------
Loss before extraordinary item......................................     (1,846,094)    (8,314,507)    (10,628,790)
Extraordinary item--loss on early redemption of debt................             --             --         744,418
                                                                      -------------  -------------  --------------
Net loss............................................................  $  (1,846,094) $  (8,314,507) $  (11,373,208)
                                                                      -------------  -------------  --------------
                                                                      -------------  -------------  --------------
Dividends on preferred stock........................................        202,900        157,264         328,765

Net loss attributable to common stockholders........................  $  (2,048,994) $  (8,471,771) $  (11,701,973)
                                                                      -------------  -------------  --------------
                                                                      -------------  -------------  --------------
Basic and diluted net loss per common share.........................  $       (0.62) $       (2.47) $        (3.32)
Shares used in computing basic and diluted net loss per common
  share.............................................................      3,284,625      3,424,035       3,522,458
Unaudited pro forma basic and diluted net loss per common share
  (Note 2)..........................................................                                $        (1.28)
Shares used in computing unaudited pro forma basic and diluted net
  loss per share....................................................                                     8,918,465

  The accompanying notes are an integral part of these consolidated financial statements.

                              STREAMLINE.COM, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT

                                             COMMON STOCK
                                         ---------------------   ADDITIONAL                                    TOTAL
                                                     $0.01 PAR    PAID-IN      TREASURY     ACCUMULATED    STOCKHOLDERS'
                                           SHARES      VALUE      CAPITAL        STOCK        DEFICIT         DEFICIT
                                         ----------  ---------  ------------  -----------  --------------  --------------
Balance, December 31, 1995.............   3,284,625  $  32,846  $  1,699,420  $            $   (1,918,492) $     (186,226)

Dividends on preferred stock...........                             (202,900)                                    (202,900)
Issuance of warrants for the purchase
  of common stock in exchange for goods
  and services.........................                               56,100                                       56,100
Net loss...............................                                                        (1,846,094)     (1,846,094)
                                         ----------  ---------  ------------  -----------  --------------  --------------
Balance, December 31, 1996.............   3,284,625     32,846     1,552,620                   (3,764,586)     (2,179,120)

Sale of common stock...................     163,857      1,639     1,145,361                                    1,147,000
Dividends on preferred stock...........                             (157,264)                                    (157,264)
Issuance of warrants for the purchase
  of common stock in exchange for goods
  and services.........................                              738,326                                      738,326
Options exercised......................      77,550        775        89,065                                       89,840
Repurchase of common stock (29,000
  shares)..............................                                          (203,000)                       (203,000)
Change in interest in consolidated
  subsidiary...........................                              480,660                                      480,660
Net loss...............................                                                        (8,314,507)     (8,314,507)
                                         ----------  ---------  ------------  -----------  --------------  --------------
Balance, December 31, 1997.............   3,526,032     35,260     3,848,768     (203,000)    (12,079,093)     (8,398,065)

Dividends on preferred stock...........                             (328,765)                                    (328,765)
Issuance of warrants in connection with
  notes payable........................                              525,300                                      525,300
Reduction in value of warrants granted
  in 1997 in exchange for goods and
  services.............................                              (67,462)                                     (67,462)
Issuance of common stock and warrants
  for the purchase of common stock in
  exchange for goods and services......      12,500        125       516,600                                      516,725
Options exercised......................      34,583        346        61,563                                       61,909
Common stock issued to acquire minority
  interest.............................     126,424      1,264       504,432                                      505,696
Treasury stock acquired in connection
  with forgiveness of notes receivable
  (5,000 shares).......................                                           (35,000)                        (35,000)
Net loss...............................                                                       (11,373,208)    (11,373,208)
                                         ----------  ---------  ------------  -----------  --------------  --------------
Balance, December 31, 1998.............   3,699,539  $  36,995  $  5,060,436  $  (238,000) $  (23,452,301) $  (18,592,870)
                                         ----------  ---------  ------------  -----------  --------------  --------------
                                         ----------  ---------  ------------  -----------  --------------  --------------

  The accompanying notes are an integral part of these consolidated financial statements.

                              STREAMLINE.COM, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                  YEAR ENDED DECEMBER 31,
                                                                          ---------------------------------------
                                                                             1996          1997          1998
                                                                          -----------  ------------  ------------
Cash flows from operating activities:
  Net loss..............................................................  $(1,846,094)  $(8,314,507) $(11,373,208)
  Adjustments to reconcile net loss to net cash used in operating activities:
    Depreciation and amortization.......................................      157,490      674,202      1,532,413
    Amortization of discount on notes payable...........................           --           --        525,300
    Loss on disposal of fixed assets....................................           --       86,372        120,044
    Amortization of goodwill and other assets...........................           --      151,849        256,592
    Issuance of warrants for the purchase of common stock in exchange
      for consulting services...........................................       56,100      330,000        446,700
    Minority interest in net loss of consolidated subsidiary............           --     (265,428)      (138,598)
    Changes in assets and liabilities
      Accounts receivable...............................................       (5,152)     (67,995)       (11,123)
      Inventory.........................................................     (175,959)     (78,515)       (69,182)
      Prepaid expenses and other current assets.........................      (45,778)    (236,196)       226,411
      Other assets......................................................           --           --       (182,796)
      Accounts payable..................................................       73,453      600,307       (684,065)
      Accrued expenses..................................................       55,813      428,730        (84,980)
                                                                          -----------  ------------  ------------
Net cash used in operating activities...................................   (1,730,127)  (6,691,181)    (9,436,492)
                                                                          -----------  ------------  ------------
Cash flows from investing activities:
  Purchases of property and equipment...................................   (1,904,447)  (1,449,721)      (833,275)
  Additions to purchased and capitalized software.......................      (48,544)  (1,386,197)    (1,237,847)
                                                                          -----------  ------------  ------------
Net cash used in investing activities...................................   (1,952,991)  (2,835,918)    (2,071,122)
                                                                          -----------  ------------  ------------
Cash flows from financing activities:
  Payments on notes receivable from related parties.....................     (292,442)          --             --
  Proceeds from sale of common stock....................................           --    1,147,000            100
  Proceeds from sale of common stock of subsidiary......................           --      400,000             --
  Proceeds from sale of preferred stock.................................    5,000,000    9,000,000     22,857,000
  Proceeds from the exercise of stock options...........................           --       89,840         61,909
  Purchases of treasury stock...........................................           --     (203,000)            --
  Dividend payments on preferred stock..................................           --     (360,164)            --
  Issuance of notes receivable..........................................           --           --        (35,000)
  Proceeds from notes payable-related party.............................           --           --        600,000
  Payments on notes payable-related party...............................           --           --       (600,000)
  Proceeds from notes payable...........................................           --           --      7,000,000
  Payments on notes payable.............................................           --           --     (7,000,000)
  Principal payments on capital lease obligations.......................      (53,745)    (105,435)      (229,178)
                                                                          -----------  ------------  ------------
Net cash provided by financing activities...............................    4,653,813    9,968,241     22,654,831
                                                                          -----------  ------------  ------------

Net increase in cash and cash equivalents...............................      970,695      441,142     11,147,217
Cash and cash equivalents, beginning of year............................       34,106    1,004,801      1,445,943
                                                                          -----------  ------------  ------------
Cash and cash equivalents, end of year..................................  $ 1,004,801   $1,445,943   $ 12,593,160
                                                                          -----------  ------------  ------------
                                                                          -----------  ------------  ------------
Supplemental disclosure of cash flow information:
  Cash paid for interest................................................  $    31,000   $   47,000   $    495,000

Supplemental non-cash transactions:
  Assets acquired with capital lease obligations........................  $   340,000   $  267,000   $    315,000
  Issuance of subsidiary's stock and warrants in connection with acquisition
    (Note 3)............................................................           --      485,000             --
  Assumption of liabilities in connection with acquisition (Note 3).....           --      370,000             --
  Issuance of common stock in connection with purchase of minority interest
    (Note 3)............................................................           --           --        506,000
  Issuance and remeasurement of warrants in connection with capitalized
    assets (Note 10)....................................................           --      408,000        (34,000)
  Issuance of warrants in connection with debt (Note 5).................           --           --        525,000
  Issuance of common stock for services provided........................           --           --         35,000
  Common stock received in consideration of note receivable (Note 8)....           --           --         35,000
  Dividends accrued on preferred stock (Note 7).........................      203,000      157,000        329,000

  The accompanying notes are an integral part of these consolidated financial statements.

                                 STREAMLINE.COM

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS

    Streamline.com, Inc. ("Streamline.com" or the "Company") was incorporated in the state of Delaware in 1993 and provides Internet-based ordering and home delivery of a wide range of goods and services to consumers. The Company seeks to simplify the shopping chores of busy suburban families who place a high value on their time and demand service excellence. The Company consolidates products and services currently offered by various suppliers into a single weekly delivery to its customers, thus minimizing their need to make frequent trips to multiple physical stores. The Company currently provides its products and services from a single service center in the greater Boston suburbs which it intends to replicate in other markets nationwide. Additionally, the Company has working relationships with various consumer packaged goods companies to perform market research on consumer purchasing behavior.

    The Company has incurred cumulative losses through December 31, 1998 of approximately $23,452,000. The Company expects to incur additional losses and require additional financing as it expands its service into new and existing markets. The Company plans to obtain additional equity financing during 1999 through an initial public offering of its common stock. In April 1999, the Company received a commitment from a current stockholder to provide financing of up to $10,000,000 if the Company requires additional financing prior to the end of April 2000 and if the offering contemplated in this registration statement has not been consummated by that time. This financing, if it occurs, will be in the form of a sale by the Company of Series D redeemable convertible preferred stock (the "Series D"). The sale would be on terms substantially similar to the Series D (See Note 7) except that the Company shall redeem such shares, two years from the date of issuance, for the aggregate purchase price plus accrued interest at a rate of 6% per annum. The difference between the total fair value of such Series D on the date of redemption and the redemption amount paid will remain outstanding as preferred stock.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. In 1998, the Company purchased the remaining minority interest in its subsidiary (See Note 3). All significant intercompany transactions have been eliminated.

REVENUE RECOGNITION

    Product and service revenue is recognized upon delivery of goods and services to the customer. Revenues from market research and interactive marketing fees are recognized over the life of the contract or as the services are performed. Subscription revenues are billed and recognized monthly.

CUSTOMER ACQUISITION COSTS AND PRE-OPENING COSTS

    Customer acquisition costs and pre-opening costs are expensed as incurred.

CASH AND CASH EQUIVALENTS

    The Company considers all highly liquid investments purchased with an original maturity of three months or less at the time of purchase to be cash equivalents. The Company invests its excess cash in money market funds which are subject to minimal credit and market risk. Cash equivalents at December 31, 1997 and 1998 included approximately $1,030,000 and $12,256,000, respectively, in money

                                 STREAMLINE.COM

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) market funds. The Company's cash equivalents are classified as available-for-sale and recorded at amortized cost which approximates fair value.

PROPERTY AND EQUIPMENT

    Property and equipment are recorded at cost and depreciated over their estimated useful lives of three to seven years using the straight-line method. Assets held under capital leases are amortized over the shorter of the lease life or the estimated useful life of the asset. Repairs and maintenance costs are expensed as incurred. Upon retirement or sale, the cost of the assets disposed and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations.

PURCHASED SOFTWARE, CAPITALIZED SOFTWARE AND TECHNOLOGY SYSTEMS AND DEVELOPMENT

    Purchased third party software and related implemention costs are recorded at cost and are amortized over their estimated useful lives, typically three years using the straight-line method. Internal and external costs incurred related to the application development stage of internal use software are capitalized and amortized over their estimated useful lives, typically three years using the straight-line method. Amortization expense related to purchased and capitalized software is included in technology systems and development expense.

    Technology development costs are charged to technology systems and development expense as incurred. Technology development costs include internal and external costs incurred in the development and enhancement of software used internally or used in connection with services provided by the Company that do not otherwise qualify for capitalization, the costs of maintenance and minor enhancements and the costs associated with maintaining and supporting internal information systems.

    The Company capitalized approximately $49,000, $1,386,000 and $1,238,000 for purchased and capitalized software for the years ended December 31, 1996, 1997 and 1998, respectively. Amortization expense for purchased and capitalized software was approximately $13,000, $189,000 and $708,000 for years ended December 31, 1996, 1997 and 1998, respectively.

GOODWILL

    Goodwill is being amortized on a straight-line basis over a five-year term. The Company evaluates the possible impairment of long-lived assets, including goodwill, whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. If such an event occurred, the Company would prepare projections of future results of operations for the remaining amortization period. If such projections indicate that the carrying value would not be recoverable, the Company would reduce the carrying value of the asset by the estimated excess of such value over projected income. Accumulated amortization of goodwill as of December 31, 1997 and 1998 was approximately $146,000 and $308,000, respectively.

YEAR 2000 COSTS

    Costs of modifying computer software to ensure Year 2000 compliance are expensed as incurred.

                                 STREAMLINE.COM

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
ADVERTISING

    The Company expenses costs related to advertising as incurred. Advertising expense was approximately $43,000, $389,000 and $557,000 for the years ended December 31, 1996, 1997 and 1998, respectively.

INVENTORY

    The Company values all of its inventories at the lower of cost or market value. Cost is determined on an average cost basis. All inventory items represent finished goods.

INCOME TAXES

    The Company provides for income taxes under the liability method which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax liabilities and assets are determined based on the difference between financial statement and tax bases of assets and liabilities, as measured by the current tax rates. Under this method, a valuation allowance is required against net deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

    Management periodically evaluates the recoverability of deferred tax assets and the level of the adequacy of the valuation allowance. At such time as it is determined that it is more likely than not that deferred tax assets are realizable, the valuation allowance will be appropriately reduced.

ACCOUNTING FOR STOCK-BASED COMPENSATION

    The Company accounts for stock-based awards to employees using the intrinsic value method as prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, no compensation expense is recorded for options issued to employees in fixed amounts with fixed exercise prices at least equal to the fair market value of the Company's common stock at the date of grant. The Company has adopted the disclosure only provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," (Note 9). Stock-based awards, including warrants to non-employees are accounted for at their fair value.

RISKS AND UNCERTAINTIES AND USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    The Company has a limited operating history, has never achieved profitability and is therefore subject to the risks and uncertainties such as the uncertain nature of the markets in which the Company competes and the risk that the Company may be unable to manage any future growth successfully.

    In addition, the Company is subject to the risks encountered by companies relying on the continued growth of on-line commerce and Internet infrastructure. The risks include the use of the

                                 STREAMLINE.COM

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Internet as a viable commercial marketplace and the potentially inadequate development of the necessary network infrastructure.

    Finally, the Company has historically experienced seasonal fluctuations in revenue. This pattern may be expected to continue and results of financial operations within any fiscal year or fiscal quarter cannot be expected to be representative.

FAIR VALUE OF FINANCIAL INSTRUMENTS AND CONCENTRATION OF CREDIT RISK

    The Company's financial instruments consist primarily of cash and cash equivalents. As of December 31, 1998, these financial instruments carrying values approximated fair value. Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company primarily invests its cash in a money market fund with a highly rated financial institution. The Company has not experienced any significant losses on its cash equivalents.

UNAUDITED PRO FORMA BALANCE SHEET

    Upon the closing of the Company's initial public offering, such as the one contemplated in the Registration Statement in which the accompanying financial statements have been included, all of the outstanding shares of the preferred stock will automatically convert into 9,454,722 shares of common stock. In addition, the Company has elected to convert the accrued dividends on the Series D into 3,288 shares of Series D which will convert into 82,192 shares of common stock for a total conversion amount of 9,536,914 common shares. These conversions have been reflected in the unaudited pro forma balance sheet as of December 31, 1998.

NET LOSS PER SHARE

    The Company computes basic and diluted net loss per share in accordance with SFAS No. 128, "Earnings Per Share." Basic net loss per share is computed by dividing net loss attributable to common stockholders by the weighted average number of shares of common stock outstanding for the period. Diluted loss per share does not differ from basic loss per share since potential common shares from conversion of preferred stock, stock options and warrants are anti-dilutive for all periods presented. The unaudited pro forma basic and diluted net loss per share calculation assumes the conversion of all outstanding shares of preferred stock into common shares, as if the shares had converted immediately upon their issuance. As a result, dividends to preferred stockholders are not included as an increase to net loss.

                                 STREAMLINE.COM

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    Basic and diluted loss per share were calculated as follows:

                                                            YEAR ENDED DECEMBER 31,
                                                  --------------------------------------------      PRO FORMA
                                                      1996           1997            1998       DECEMBER 31, 1998
                                                  -------------  -------------  --------------  -----------------
Numerator:
  Loss before extraordinary item................  $  (1,846,094) $  (8,314,507) $  (10,628,790)  $   (10,628,790)
  Dividends on preferred stock..................        202,900        157,264         328,765                --
                                                  -------------  -------------  --------------  -----------------
  Loss attributable to common stockholders
    before extraordinary item...................     (2,048,994)    (8,471,771)    (10,957,555)      (10,628,790)
  Extraordinary item............................             --             --         744,418           744,418
                                                  -------------  -------------  --------------  -----------------
  Net loss attributable to common
    stockholders................................  $  (2,048,994) $  (8,471,771) $  (11,701,973)  $   (11,373,208)
                                                  -------------  -------------  --------------  -----------------
                                                  -------------  -------------  --------------  -----------------
Denominator:
  Weighted average common shares outstanding....      3,284,625      3,424,035       3,522,458         3,522,458
  Weighted average assumed number of shares upon
    conversion of preferred stock...............             --             --              --         5,396,007
                                                  -------------  -------------  --------------  -----------------
Total weighted average number of shares.........      3,284,625      3,424,035       3,522,458         8,918,465
                                                  -------------  -------------  --------------  -----------------
                                                  -------------  -------------  --------------  -----------------
Basic and diluted net loss per common share:
  Loss per common share before extraordinary
    item........................................  $       (0.62) $       (2.47) $        (3.11)  $         (1.19)
  Extraordinary item............................             --             --           (0.21)            (0.09)
                                                  -------------  -------------  --------------  -----------------
  Net loss per common share.....................  $       (0.62) $       (2.47) $        (3.32)  $         (1.28)
                                                  -------------  -------------  --------------  -----------------
                                                  -------------  -------------  --------------  -----------------

    Outstanding options of 450,500, 726,750 and 593,000 as of December 31, 1996, 1997 and 1998, respectively, were not included in the diluted loss per share computation because their effect would be anti-dilutive. Outstanding warrants of 50,000, 435,714 and 788,714 as of December 31, 1996, 1997 and 1998,
respectively, were not included in the diluted loss per share calculation because their effect would be anti-dilutive. In January and February 1999, the Company granted approximately 466,000 options to purchase common stock at an exercise price of $7.00 per share. In March 1999, the Company granted approximately 153,000 options to purchase common stock at an exercise price of $10.00 per share. These options granted in 1999 expire in 2009. In April 1999, the Company authorized the issuance of 250,000 options to purchase common stock to the Chairman, President and Chief Executive Officer upon the closing of the initial public offering contemplated in this Registration Statement. The exercise price of these options shall be equal to the price at which the Company sells common shares in the initial public offering. In addition, in April 1999, the Company granted 75,000 warrants to purchase common stock at an exercise price of $7.00 per share. These warrants expire in April 2002.

COMPREHENSIVE INCOME

    The Company has adopted SFAS No. 130, "Reporting for Comprehensive Income" for the year ended December 31, 1998 which requires that changes in comprehensive income be shown in a financial statement that is displayed with the same prominence as other financial statements. The

                                 STREAMLINE.COM

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Company's comprehensive loss is the same as the net loss presented for the years ended December 31, 1996, 1997 and 1998.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

    In March 1998, the Accounting Standards Executive Committee ("AcSEC") issued Statement of Position 98-1, "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use" ("SoP 98-1"). SoP 98-1 provides guidance on accounting for computer software developed or obtained for internal use including the requirement to capitalize specified costs and amortization of such costs. SoP 98-1 is effective for the Company's fiscal 1999 financial statements and the Company does not expect the adoption of this standard to have a material effect on their current capitalization policy.

    In April 1998, AcSEC issued SoP 98-5, "Reporting on the Costs of Start-Up Activities." Start-up activities are defined broadly as those one-time activities related to opening a new facility, introducing a new product or service, conducting business in a new territory, conducting business with a new class of customer, commencing some new operation or organizing a new entity. Under SoP 98-5, the cost of start-up activities should be expensed as incurred. SoP 98-5 is effective for the Company's fiscal 1999 financial statements and the Company does not expect the adoption of this standard to have a material effect on their current capitalization policy.

3. SUBSIDIARY AND MINORITY INTEREST

    The Company established Streamline Mid-Atlantic, Inc. ("Mid-Atlantic") as a wholly-owned subsidiary in February 1997, receiving 2,200,000 common shares of Mid-Atlantic in exchange for $22,000 cash.

    In February 1997, Mid-Atlantic issued 800,000 shares of common stock in a private offering to third parties, in exchange for net proceeds of $400,000. Mid-Atlantic acquired substantially all of the assets and liabilities of Shopping Alternatives, Inc., a provider of home grocery shopping services. In the same month, stockholders of Shopping Alternatives received 970,000 shares of Mid-Atlantic common stock plus warrants to purchase 30,000 shares of Mid-Atlantic common stock. The value ascribed to the warrants was nominal. In accordance with the purchase method of accounting, the purchase price of approximately $855,000, which includes approximately $370,000 of liabilities assumed, was allocated first to the fair value of the net assets acquired from Shopping Alternatives. The excess of the purchase price over the fair value of the acquired assets of approximately $794,000 was recorded by Mid-Atlantic as acquired goodwill, in the absence of other intangibles, to be amortized on a straight-line basis over a period of five years. The accompanying financial statements for the year ended December 31, 1997 reflect the resultant change in interest of the Company's ownership of Mid-Atlantic from 100% to approximately 55%.

    In November 1998, the Company acquired the outstanding minority ownership interest of Mid-Atlantic in a single transaction in which minority stockholders of Mid-Atlantic received 126,424 shares of the Company's common stock, $0.01 par value, having a fair value of approximately $506,000 at the date of acquisition. In accordance with the purchase method of accounting, the Company allocated the purchase price first to the fair value of the net assets of Mid-Atlantic as of the date of the transaction. The resulting total goodwill associated with Mid-Atlantic, representing the excess of the purchase price over the fair value of the acquired assets of approximately $1,300,000 at December 31, 1998, is being amortized on a straight-line basis over a period of five years. Unaudited pro forma combined results as

                                 STREAMLINE.COM

3. SUBSIDIARY AND MINORITY INTEREST (CONTINUED) if the acquisition had occurred at the beginning of either of the fiscal years are not materially different than the results presented.

4. PROPERTY AND EQUIPMENT

    Property and equipment consists of the following:

                                                                                                DECEMBER 31,
                                                                          USEFUL LIVES   ---------------------------
                                                                            IN YEARS         1997          1998
                                                                          -------------  ------------  -------------
Computer equipment......................................................       3-5       $    740,117  $     821,695
Equipment, furniture and fixtures.......................................      5-10          1,407,258      2,070,683
Vehicles................................................................        5             264,626        589,168
Leasehold improvements..................................................      5-10          1,673,029      1,631,510
                                                                                         ------------  -------------
                                                                                            4,085,030      5,113,056
Accumulated depreciation and amortization...............................                     (625,642)    (1,449,575)
                                                                                         ------------  -------------
                                                                                         $  3,459,388  $   3,663,481
                                                                                         ------------  -------------
                                                                                         ------------  -------------

    At December 31, 1997 and 1998, the costs of fixed assets held under capital leases and included above amounted to approximately $714,000 and $1,029,000, respectively, and accumulated amortization related to such assets amounted to approximately $150,000 and $338,000, respectively.

5. DEBT

    In April 1998, the Company received proceeds of $7,000,000 in connection with the issuance of Senior Discount Notes ("Discount Notes"). The Company issued 777 units each consisting of a $10,000 aggregate principal amount of Discount Notes and 546.88 warrants to purchase common stock. The $7,770,000 face amount of the Discount Notes is due April 15, 2001. The Discount Notes bear interest initially in the form of accretion in the principal amount outstanding up to the face amount at the rate of 11% per annum until April 15, 1999. Thereafter, the Discount Notes bear interest on the face amount at the rate of 12% per annum with interest payable semi-annually until maturity.

    In conjunction with the issuance of the Discount Notes, the Company also issued warrants for the purchase of up to a total of 425,000 shares of the Company's common stock. Warrants to purchase 225,000 shares of common stock at $7.00 per share vested immediately. The remaining 200,000 warrants vest periodically at varying exercises prices until 2001 based upon the Company obtaining certain amounts of financing. All of these warrants expire upon the earlier of April 15, 2005 or five years after a public offering by the Company raising at least $25,000,000. The Company recorded approximately $525,000 of additional paid-in capital for the fair value of the warrants on the issuance date as an additional discount associated with the Discount Notes.

    On September 18, 1998, the Company redeemed all of the Discount Notes at a price of $7,000,000 plus approximately $334,000 of interest and $257,000 for a call premium with the proceeds from the issuance of the Company's Series D Preferred Stock (Note 7). In addition, the Company modified the terms of the warrants issued in connection with this debt such that the remaining unvested warrants to purchase 200,000 shares of the common stock expired immediately in exchange for the issuance of 5,000 shares of common stock for $100. The redemption resulted in the Company recording an extraordinary loss on the extinguishment of debt of approximately $744,000 including approximately $257,000 for the call premium, approximately $452,000 for the unamortized discount value associated

                                 STREAMLINE.COM

5. DEBT (CONTINUED)
with the warrants and approximately $35,000 for the issuance of the common shares and the remaining deferred financing costs.

6. RELATED PARTY TRANSACTIONS

    During 1996, the Company redeemed notes payable in the principal amounts of approximately $176,000 from its Chairman, President and Chief Executive Officer and $122,000 from several other stockholders of the Company. These notes payable were redeemed at par plus accrued interest.

    During 1997, the Company paid consulting fees under an agreement with a marketing firm, the Chief Executive Officer of which is a director of the Company. Total fees paid under this agreement during 1997 were approximately $338,000. Additionally during 1997, the Company issued warrants valued at $25,000 to this firm for the purchase of 50,000 shares of the Company's common stock at an exercise price of $2.04 per share with an expiration date in 2001.

    During 1997, the Company repurchased 11,500 shares of its common stock from its Chairman and Chief Executive Officer at a purchase price of $7.00 per share, which the Company's Board of Directors determined to be the fair value of those shares at the date of repurchase.

    During 1997 and 1998, the Company paid fees for technology development and consulting under an agreement with a firm, the Chief Executive Officer of which is a current director and former officer of the Company. Fees paid by the Company under this agreement totaled approximately $1,250,000 in 1997 and $1,676,000 in 1998. In addition during 1997, the Company issued warrants valued at approximately $330,000 to this firm for the purchase of 50,000 shares of the Company's common stock at an exercise price of $2.04 per share with an expiration date in 2007. During 1998, the Company issued additional warrants valued at approximately $447,000 to this firm for the purchase of 100,000 shares of its common stock at an exercise price of $4.00 per share with an expiration date in 2003. The costs associated with these transactions have been recorded as additions to capitalized software of approximately $595,000 and $683,000 for the years ended December 31, 1997 and 1998, respectively and as technology systems and development expense of $985,000 and $1,440,000 for the years ended December 31, 1997 and 1998, respectively.

    During 1998, the Company issued convertible subordinated notes payable in the amount of $200,000 to two directors of the Company, and $400,000 to five stockholders of the Company, which were redeemed during 1998 at par value plus accrued interest.

    The Company has capital equipment lease arrangements with one of its stockholders and affiliated entities. The Company paid approximately $33,000, $69,000 and $198,000 in the years ended December 31, 1996, 1997 and 1998, respectively under these capital lease arrangements. As of December 31, 1997 and 1998, amounts due to these related parties are $392,000 and $458,000, respectively and have been included as capital lease obligations on the balance sheet.

    All warrant activity described in Note 10 during the years ended December 31, 1997 and 1998 was with stockholders of the Company.

                                 STREAMLINE.COM

7. REDEEMABLE CONVERTIBLE PREFERRED STOCK

    The following table reflects redeemable convertible preferred stock activity from December 31, 1995 through December 31, 1998:

                               SERIES A                SERIES B                SERIES C               SERIES D           TOTAL
                        ----------------------  ----------------------  ----------------------  ---------------------  ---------
                          SHARES      AMOUNT      SHARES      AMOUNT      SHARES      AMOUNT     SHARES      AMOUNT     SHARES
                        -----------  ---------  -----------  ---------  -----------  ---------  ---------  ----------  ---------
Shares of Series A
  issued..............      50,000   $5,000,000                                                                           50,000
Accrual of Series A
  dividends...........          --     202,900                                                                                --
                        -----------  ---------  -----------  ---------  -----------  ---------  ---------  ----------  ---------
Balance at December
  31, 1996............      50,000   5,202,900                                                                            50,000
Shares of Series B
  issued..............          --          --      80,000   $8,000,000                                                   80,000
Shares of Series C
  issued..............          --          --          --          --      10,000   $1,000,000                           10,000
Accrual of Series A
  dividends...........          --     157,264          --          --          --          --                                --
Payment of Series A
  dividends...........          --    (360,164)         --          --          --          --                                --
                        -----------  ---------  -----------  ---------  -----------  ---------                         ---------
Balance at December
  31, 1997............      50,000   5,000,000      80,000   8,000,000      10,000   1,000,000                           140,000
Shares of Series D
  issued..............          --          --          --          --          --          --    228,570  $22,857,000   228,570
Accrual of Series D
  dividends...........          --          --          --          --          --          --         --     328,765         --
                        -----------  ---------  -----------  ---------  -----------  ---------  ---------  ----------  ---------
Balance at December
  31, 1998............      50,000   $5,000,000     80,000   $8,000,000     10,000   $1,000,000   228,570  $23,185,765   368,570
                        -----------  ---------  -----------  ---------  -----------  ---------  ---------  ----------  ---------
                        -----------  ---------  -----------  ---------  -----------  ---------  ---------  ----------  ---------


                          AMOUNT
                        ----------
Shares of Series A
  issued..............  $5,000,000
Accrual of Series A
  dividends...........     202,900
                        ----------
Balance at December
  31, 1996............   5,202,900
Shares of Series B
  issued..............   8,000,000
Shares of Series C
  issued..............   1,000,000
Accrual of Series A
  dividends...........     157,264
Payment of Series A
  dividends...........    (360,164)
                        ----------
Balance at December
  31, 1997............  14,000,000
Shares of Series D
  issued..............  22,857,000
Accrual of Series D
  dividends...........     328,765
                        ----------
Balance at December
  31, 1998............  $37,185,765
                        ----------
                        ----------

    At December 31, 1996, the Company had issued and outstanding 50,000 shares of Series A redeemable cumulative convertible preferred stock, $1.00 par value, (the "Series A") which entitled its holders to cumulative dividend rights payable in either cash, shares of Series A or shares of common stock.

    During 1997, the Company amended its certificate of incorporation to amend the rights of the Series A and to create two new series of redeemable convertible preferred stock, designated as Series B (the "Series B") and Series C (the "Series C"). The Company is authorized to issue up to 100,000 shares of each of these series of preferred stock, and each series has a par value of $1.00 per share. These series of preferred stock are not cumulative as to dividends. In connection with the amendment, the Company made a cash payment of approximately $360,000 representing the total accrued dividends due to the holders of the Series A, of which $203,000 and $157,000 of dividends were accrued during the years ended December 31, 1996 and 1997, respectively. In addition, the Company issued 80,000 and 10,000 shares of Series B and Series C, respectively, for gross proceeds of $8,000,000 and $1,000,000, respectively.

    During 1998, the Company amended its certificate of incorporation to amend certain terms of Series A, Series B and Series C and authorize the issuance of up to 380,000 shares of preferred stock designated as Series D. In September 1998, the Company issued 228,570 shares of Series D at $100 per share resulting in gross proceeds of $22,857,000.

                                 STREAMLINE.COM

7. REDEEMABLE CONVERTIBLE PREFERRED STOCK (CONTINUED)
    The significant characteristics of the Company's Series A, Series B, Series C and Series D are summarized as follows:

REDEMPTION

    The Company is required to redeem each series of preferred stock in the amount of $100 per share plus accumulated and unpaid dividends in two equal annual installments commencing on the fifth anniversary upon request by holders of at least two-thirds of such series of preferred stock. Each holder of preferred stock may elect immediate redemption upon the sale of substantially all of the Company's capital stock or assets to a third party. Additionally, a holder of Series D may elect redemption if the Company has violated certain covenants. However, a stockholder is not entitled to elect redemption if that holder or a Director nominated by the holder voted its shares in favor of the sale. Future redemption requirements for the preferred stock are $2,500,000, $7,000,000, $16,093,000, and $11,593,000 in the years ended December 31, 2001,
2002, 2003 and 2004 respectively, plus additional accrued dividends.

LIQUIDATION

    In the event of any liquidation, dissolution, or winding-up of the Company, the holders of the Series D are entitled to a liquidation preference of up to $100 per share plus all accrued but unpaid dividends before any payments are made to the holders of the Series A, Series B or Series C. After payments to the Series D stockholders, the holders of the Series A, Series B or Series C shall be entitled to receive a liquidation payment of $100 per share and any accumulated and unpaid dividends. Any assets remaining after such liquidation payment to the preferred stockholders will be available for distribution ratably to common stockholders.

DIVIDENDS

    The holders of Series D are entitled to cumulative dividend rights at a rate of 5% per annum of the Series D liquidation preference. The dividend rights may be payable in cash, as an addition to the liquidation preference or an issuance of Series D shares at the discretion of the Company or any combination of the foregoing. Series D accumulated dividends must be paid before dividends or distributions are made to the holders of the Series A, Series B or Series C. The Company must pay a dividend or distribution on the same terms and at the same or equivalent rate on each share of Series A, Series B, Series C and Series D whenever a dividend or distribution is declared or paid on any shares of the common stock. At December 31, 1998, Series D stockholders are entitled to cumulative dividends in arrears of approximately $329,000. The Company expects to pay the dividends in arrears in the form of additional Series D shares and as a result has included the accrued dividends in the redeemable convertible preferred stock.

CONVERSION

    The number of shares of common stock into which the Series A, Series B, Series C and Series D may be convertible is determined by multiplying each share by the quotient of $100 divided by the conversion price as follows: Series A - approximately $2.04 per share; Series B and C - $7.00 per share; Series D - $4.00 share. All unpaid dividends must be paid upon conversion.

                                 STREAMLINE.COM

7. REDEEMABLE CONVERTIBLE PREFERRED STOCK (CONTINUED)
    Each share of Series A, Series B and Series C is convertible into the Company's common stock at the option of the holder at any time prior to redemption, or will be automatically converted upon the closing of a public offering of the Company's common stock resulting in a price of at least $8.00 per share and gross proceeds of at least $25,000,000, subject to anti-dilution provisions.

    Each share of Series D is convertible into the Company's common stock at the option of the holder at any time after the earlier of a conversion event or March 18, 2000. A conversion event includes any transaction that would be deemed a liquidation, Mr. DeMello's ceasing to be an officer, director or consultant of the Company, certain actions by the Company without a prior affirmative vote by a majority of the Series D stockholders, a change in persons constituting the majority of the board of directors or a material adverse change in the Company's business. Each Series D share will be automatically converted upon the closing of the first sale of a public offering resulting in at least $25,000,000 of gross proceeds for at least $8.00 per share, or upon a sale of the Company's assets to a third party provided that an investment banker delivers an opinion that deems the conversion is necessary to facilitate a successful public offering.

VOTING

    Holders of Series A, Series B, Series C and Series D do not have voting rights but holders of Series A and Series C, voting together, and holders of Series B, voting separately, have the right to elect one director of the Company, or in lieu thereof, one individual as an observer at all meetings of the Company's board of directors. Holders of Series D have the right to elect one director of the Company and one individual as an observer at all meetings of the Company's board of directors. The Company is required to request the consent of the Series D stockholders before engaging in certain activities such as the modification of the rights of the Series D stockholders, a merger or acquisition, the declaration of dividends for all capital stock and the issuance of common stock at a price less than $7.00 per share and more than $4.00 per share.

8. STOCKHOLDERS' EQUITY

COMMON STOCK AND PREFERRED STOCK

    The holders of common stock are entitled to one vote for each share held at all meetings of the stockholders. Dividends on common stock may be paid out of lawfully available funds as and when determined by the board of directors, subject to any preferential dividend rights of preferred shareholders. In April 1999, the Company's board of directors adopted and the stockholders approved effective upon the closing of an initial public offering, the authorized capital stock of the Company will consist of 50,000,000 shares of common stock and 5,000,000 shares of preferred stock, each having a par value of $0.01 per share. The board of directors is authorized, without further stockholder approval, to fix or alter the relative rights, preferences, qualifications, limitations or restrictions thereof, including any dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series.

TREASURY STOCK

    During 1997, the Company repurchased 29,000 shares of its common stock from certain employees and directors of the Company for a total of approximately $203,000. During 1998, the Company

                                 STREAMLINE.COM

8. STOCKHOLDERS' EQUITY (CONTINUED)
received 5,000 shares of common stock as consideration for payment of a $35,000 employee note receivable.

STOCK SPLIT

    On April 8, 1999, the board of directors declared a 1-for-2 reverse stock split of common stock. All common shares and per share amounts in the consolidated financial statements and related footnotes have been restated to reflect the effect of the reverse stock split for all periods presented.

9. STOCK OPTION PLAN AND EMPLOYEE STOCK PURCHASE PLAN

STOCK OPTION PLANS

    On June 10, 1993, the Company adopted two stock option plans. The 1993 Employee Option Plan ("Employee Plan") initially allowed for the granting of 202,750 shares of either statutory or non-statutory options as defined by
Section 422 of the Internal Revenue Code. As of December 31, 1998, the Company has authorized 1,500,000 shares to be issued in connection with the Employee Plan. As of December 31, 1998, there were approximately 882,500 shares available for future grants under the Employee Plan. In April 1999, the Company increased the number of authorized shares to be issued under this plan to 2,500,000.

    The Director Option Plan ("Director Option Plan") allows for the granting of shares of non-statutory options and are not intended to meet the requirements of Internal Revenue Code Section 422. An aggregate of 125,000 shares of common stock have been reserved for issuance upon the exercise of options available under the Director Option Plan. As of December 31, 1998, there were approximately 37,500 shares available for future grants under the Director Option Plan. In April 1999, the Company increased the number of authorized shares to be issued under this plan to 250,000.

    Options are generally granted at a price established by the board of directors to be not less than the fair market value of the stock on the date of grant. The options vest at various rates over periods up to three years and expire up to ten years from the grant date for the Employee Option Plan and five years from the grant date for the Director Option Plan.

    The Company has adopted the disclosure only provisions of SFAS No. 123. Accordingly, no compensation cost has been recognized for stock options granted at or above fair value. Had compensation cost been determined based on the fair value at the grant dates for awards in 1996, 1997 and 1998 consistent with the provisions of SFAS No. 123, the Company's pro forma net loss attributable to common stockholders and pro forma basic and diluted net loss per common share for fiscal 1996, 1997 and 1998 would have been as follows:

                                                                                YEAR ENDED DECEMBER 31,
                                                                      --------------------------------------------
                                                                          1996           1997            1998
                                                                      -------------  -------------  --------------
Net loss attributable to common stockholders
  As reported.......................................................  $  (2,048,994) $  (8,471,771) $  (11,701,973)
  Pro forma.........................................................  $  (2,105,094) $  (8,553,803) $  (11,782,638)
Basic and diluted net loss per common share
  As reported.......................................................  $       (0.62) $       (2.47) $        (3.32)
  Pro forma.........................................................  $       (0.64) $       (2.50) $        (3.35)

                                 STREAMLINE.COM

9. STOCK OPTION PLAN AND EMPLOYEE STOCK PURCHASE PLAN (CONTINUED)
    The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model to apply the minimum value method with the following assumptions for grants in 1996, 1997 and 1998: no dividend yield; no volatility; risk-free interest rates of 6.1% in 1996, 5.6% for 1997 and 5.3% for 1998; and expected lives of five years for the Employee Plan and three years for the Directors Plan. The weighted average fair value of options granted was $0.31, $0.45, $0.14 per share for the years ended December 31, 1996, 1997 and 1998, respectively. All options granted during these periods were issued at exercise prices in excess of the fair market value of the common stock.

    Because the determination of the fair value of all options granted includes vesting periods over several years and additional option grants may be made each year, future effects on reported pro forma net income or net loss may differ from the above pro forma disclosures.

    The following table summarizes the activity in the Company's option plans at December 31, 1996, 1997 and 1998, and changes during the years then ended:

                                                                 1996                    1997                    1998
                                                        ----------------------  ----------------------  -----------------------
                                                                    WEIGHTED                WEIGHTED                 WEIGHTED
                                                                     AVERAGE                 AVERAGE                  AVERAGE
                                                                    EXERCISE                EXERCISE                 EXERCISE
                                                         SHARES       PRICE      SHARES       PRICE       SHARES       PRICE
                                                        ---------  -----------  ---------  -----------  ----------  -----------
Outstanding at beginning of year......................    273,500   $    1.60     450,500   $    1.76      726,750   $    2.84
  Granted.............................................    180,000        2.00     398,750        3.62      119,750        6.76
  Exercised...........................................         --          --     (77,550)       1.16      (34,583)       1.80
  Forfeited...........................................     (3,000)       1.80     (44,950)       1.80     (218,917)       2.30
                                                        ---------       -----   ---------       -----   ----------       -----
Outstanding at end of year............................    450,500   $    1.76     726,750   $    2.84      593,000   $    3.88
                                                        ---------       -----   ---------       -----   ----------       -----
                                                        ---------       -----   ---------       -----   ----------       -----
  Options exercisable at year-end.....................    151,000   $    1.44     162,250   $    1.84      307,415   $    2.80
                                                        ---------       -----   ---------       -----   ----------       -----
                                                        ---------       -----   ---------       -----   ----------       -----

    The following table summarizes information about stock options outstanding at December 31, 1998:

                                                       TOTAL
                                                      NUMBER     WEIGHTED AVERAGE   NUMBER OF
                                                    OF OPTIONS      REMAINING        OPTIONS
EXERCISE PRICE                                      OUTSTANDING  CONTRACTUAL LIFE  EXERCISABLE
--------------------------------------------------  -----------  ----------------  -----------
$1.50.............................................      12,500         4.5             12,500
$1.80.............................................     142,000         6.2            129,500
$2.04.............................................     212,500         7.7            110,583
$4.00.............................................       2,000         9.8                666
$7.00.............................................     224,000         9.0             54,166
                                                    -----------      --------      -----------
                                                       593,000      7.8 years         307,415
                                                    -----------      --------      -----------
                                                    -----------      --------      -----------

    In January and February 1999, the Company granted approximately 465,000 options to purchase common stock at an exercise price of $7.00 per share. In March 1999, the Company granted approximately 153,000 options to purchase common stock at an exercise price of $10.00 per share. In April 1999, the Company authorized the issuance of 250,000 options to purchase common stock to the Chairman, President and Chief Executive Officer upon the closing of the initial public offering

                                 STREAMLINE.COM

9. STOCK OPTION PLAN AND EMPLOYEE STOCK PURCHASE PLAN (CONTINUED) contemplated in this Registration Statement. The exercise price of these options shall be equal to the price at which the Company sells common shares in the initial public offering.

EMPLOYEE STOCK PURCHASE PLAN

    In April 1999, the Company's board of directors and stockholders approved the 1999 Employee Stock Purchase Plan (the "1999 Purchase Plan"). The Company has reserved 250,000 shares of common stock for issuance under the 1999 Purchase Plan.

10.  COMMON STOCK WARRANTS

    The following table summarizes the activity related to warrants at December 31, 1996, 1997 and 1998, and changes during the years then ended:

                                                                   1996                    1997                    1998
                                                          ----------------------  ----------------------  -----------------------
                                                                      WEIGHTED                WEIGHTED                 WEIGHTED
                                                                       AVERAGE                 AVERAGE                  AVERAGE
                                                                      EXERCISE                EXERCISE                 EXERCISE
                                                           SHARES       PRICE      SHARES       PRICE       SHARES       PRICE
                                                          ---------  -----------  ---------  -----------  ----------  -----------
Outstanding at beginning of year........................     22,500   $    1.80      50,000   $    1.93      435,714   $    5.28
  Granted...............................................     27,500        2.04     385,714        5.72      553,000        6.46
  Cancelled.............................................         --          --          --          --     (200,000)       7.00
                                                          ---------               ---------               ----------
                                                          ---------               ---------               ----------
  Outstanding at end of year............................     50,000   $    1.93     435,714   $    5.28      788,714   $    5.67
                                                          ---------               ---------               ----------
                                                          ---------               ---------               ----------
  Warrants exercisable at year-end......................     22,500   $    1.80     193,929   $    3.84      681,571   $    5.46
                                                          ---------               ---------               ----------
                                                          ---------               ---------               ----------

    The weighted average fair value of warrants granted in 1996 were based upon an estimated value of $2.04. The weighted average fair value of warrants granted during 1997 and 1998 estimated on the date of grant using the Black-Scholes option pricing model was $2.74 and $1.82, respectively. The fair value was estimated using an expected volatility of 50% in 1997 and 80% in 1998, risk free rates of 5.8% to 6.3% in 1997 and 4.1% to 5.5% in 1998 and the contractual term of the warrant.

    The following table summarizes information about warrants outstanding at December 31, 1998:

                                                                      WEIGHTED
                                                           TOTAL       AVERAGE
                                                          NUMBER      REMAINING    NUMBER OF
                                                        OF WARRANTS  CONTRACTUAL   WARRANTS
EXERCISE PRICE                                          OUTSTANDING     LIFE      EXERCISABLE
------------------------------------------------------  -----------  -----------  -----------
$1.80.................................................      22,500          2.0       22,500
 2.04.................................................     127,500          4.7      127,500
 4.00.................................................     100,000          5.0      100,000
 7.00.................................................     538,714          4.1      431,572
                                                        -----------  -----------  -----------
                                                           788,714    4.2 years      681,572
                                                        -----------  -----------  -----------
                                                        -----------  -----------  -----------

    During 1996, the Company issued warrants for the purchase of a total of 27,500 shares of common stock at an exercise price of $2.04 per share with an expiration date of 2001 in exchange for services

                                 STREAMLINE.COM

10.  COMMON STOCK WARRANTS (CONTINUED)
provided to the Company. The Company recorded the fair value of these warrants as consulting expense.

    During 1997, the Company issued warrants for the purchase of a total of 385,714 shares of its common stock at exercise prices ranging from $2.04 - $7.00 per share and expiration dates from 2001 through 2007. These warrants were principally issued in lieu of cash consideration for services provided to the Company. Certain of these warrants were issued with immediate vesting while some of the warrants had vesting that was contingent on additional services being provided. In 1997, in connection with the issuance of these warrants, the Company recorded $330,000 of technology systems and development costs, $281,000 of capitalized software and $77,000 of deferred financing costs based upon the appraised value of the warrants at the date of grant. As of December 31, 1997, approximately 214,500 of these warrants were subject to vesting upon certain conditions and are subject to adjustment until the measurement date is reached. In 1998, the remeasurement of these warrants resulted in the Company reducing capitalized software recorded in 1997 by approximately $67,000. As of December 31, 1998, 107,143 warrants granted in 1997 were subject to vesting upon certain future events and no significant value has been ascribed to these unvested warrants.

    During 1998, the Company issued warrants for the purchase of a total of 553,000 shares of its common stock at exercise prices ranging from $4.00 - $7.00 per shares as described below.

    Warrants for the purchase of 425,000 common shares were issued in connection with the Discount Notes at an exercise price of $7.00 per share. These warrants expire upon the earlier of April 15, 2005 or five years after a public offering by the Company raising at least $25,000,000. In connection with the repayment of the Discount Notes, the Company modified the terms of the warrants issued in association with this debt such that the remaining unvested warrants to purchase 200,000 shares of the common stock expired immediately in exchange for the issuance 5,000 shares of common stock for $100. (See Note 5).

    In addition, the Company issued warrants for the purchase of a total of 100,000 shares of its common stock at an exercise price of $4.00 per share with an expiration date in 2003 in exchange for services provided to the Company. (See Note 6.)

    The Company issued warrants for the purchase of 28,000 shares of common stock at an exercise price of $7.00 per share which are all vested as of December 31, 1998. These warrants expire in 2001. These warrants were principally issued in lieu of cash consideration for services provided to the Company. The Company recorded approximately $33,000 to capitalized software for the fair value of the warrants.

                                 STREAMLINE.COM

11. COMMITMENTS AND CONTINGENCIES

LEASE OBLIGATIONS

    The Company leases its facilities and certain equipment under noncancellable leases. Future minimum lease obligations at December 31, 1998 are as follows:

                                                                       OPERATING     CAPITAL
YEAR ENDING DECEMBER 31,                                                 LEASES       LEASES
--------------------------------------------------------------------  ------------  ----------
1999................................................................  $    924,000  $  294,000
2000................................................................       799,000     221,000
2001................................................................       483,000     115,000
2002................................................................       495,000      80,000
2003................................................................       508,000      12,000
Thereafter..........................................................     2,068,000          --
                                                                      ------------  ----------
Total future payments...............................................  $  5,277,000     722,000
                                                                      ------------  ----------
                                                                      ------------  ----------
Less: amount representing interest..................................                   105,000
                                                                                    ----------
Present value of capital leases.....................................                $  617,000
                                                                                    ----------
                                                                                    ----------

    All capital lease obligations are fully collateralized by the equipment and are at interest rates ranging from 7% to 18%.

    Total rent expense for the years ended December 31, 1996, 1997 and 1998 was approximately $299,000, $639,000 and $948,000, respectively.

12. INCOME TAXES

    The components of the income tax provision (benefit) are as follows:

                                                              YEAR ENDED DECEMBER 31,
                                                     -----------------------------------------
                                                        1996          1997           1998
                                                     -----------  -------------  -------------
Deferred provision
  Federal..........................................  $  (628,000) $  (2,827,000) $  (3,867,000)
  State............................................     (116,000)      (521,000)      (713,000)
  Change in valuation allowance....................      744,000      3,348,000      4,396,000
  Other............................................           --             --        184,000
                                                     -----------  -------------  -------------
    Total provision................................  $        --  $          --  $          --
                                                     -----------  -------------  -------------
                                                     -----------  -------------  -------------

    Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets are approximately $4,809,000 and $9,205,000 as of December 31, 1997 and 1998,
respectively, which are primarily related to net operating losses. Realization of total deferred tax assets is contingent upon the generation of future taxable income. Due to the uncertainty of realization of these tax benefits, the Company has provided a valuation allowance for the full amount of its deferred tax assets.

                                 STREAMLINE.COM

12. INCOME TAXES (CONTINUED)
    As of December 31, 1998, the Company had federal and state net operating loss carryforwards of approximately $22,600,000 and state net operating losses of approximately $22,400,000. The federal and state net operating loss carryforwards begin to expire in 2008 and 1999, respectively.

    Under the provisions of the Internal Revenue Code, certain substantial changes in the Company's ownership may have limited, or may limit in the future, the amount of net operating loss carryforwards which could be utilized annually to offset future taxable income and income tax liability. The amount of any annual limitation is determined based upon the Company's value prior to an ownership change.

13. RETIREMENT SAVINGS PLAN

    In 1997, the Company adopted the Streamline 401(k) Plan (the "Plan") for its employees, which has been qualified under Section 401(k) of the Internal Revenue Code. Eligible employees are permitted to contribute to the Plan through payroll deductions within statutory limitations and subject to any limitations included in the Plan. To date, the Company has made no contributions to the Plan.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             [            ] SHARES

                                     [LOGO]

                                  COMMON STOCK

                              -------------------

                                   Prospectus
                                          , 1999
                              -------------------

                     NationsBanc Montgomery Securities LLC

                            PaineWebber Incorporated

                             Dain Rauscher Wessels
  a division of Dain Rauscher Incorporated

                            INTERNET DISTRIBUTION BY

                               E*TRADE Securities

    Until              , 1999 (25 days after the date of this prospectus), all
dealers effecting transactions in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    Expenses of the Registrant in connection with the issuance and distribution of the securities being registered, other than the underwriting discount, are estimated as follows:

                                                                                       TOTAL
                                                                                     ---------
SEC Registration Fee...............................................................  $  19,182
NASD Fees..........................................................................      7,400
Nasdaq Listing Fees................................................................           *
Printing and Engraving Expenses....................................................           *
Legal Fees and Expenses............................................................           *
Accountants' Fees and Expenses.....................................................           *
Expenses of Qualification Under State Securities Laws, Including Attorneys' Fees...           *
Transfer Agent and Registrar's Fees................................................           *
Miscellaneous Costs................................................................           *
                                                                                     ---------
    Total..........................................................................           *
                                                                                     ---------
                                                                                     ---------

------------------------

*   To be provided by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS, OFFICERS AND EMPLOYEES

    Section 145 of the Delaware General Corporation law empowers a Delaware corporation to indemnify its officers and directors and certain other persons to the extent and under the circumstances set forth therein.

    The Amended and Restated Certificate of Incorporation of Streamline and the Amended and Restated By-laws of the Registrant, copies of which are filed as Exhibits 3.1 and 3.2, provide for indemnification of officers and directors of the Registrant and certain other persons against liabilities and expenses incurred by any of them in certain stated proceedings and under certain stated conditions.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

    From its inception April 1993 to March 1999, the Registrant has entered into stock option agreements with certain employees, officers and consultants to the Registrant pursuant to the Registrant's 1993 Employee Option Plan and 1993 Director Option Plan, each as amended, covering approximately 1,321,883 shares of its common stock, of which 112,133 shares of common stock have been issued by the Registrant upon exercise of such options. The purchase price under the options is $1.50 to $10.00 based on the fair market value of the common stock on the date of grant. These grants and sales were made in reliance upon Rule 701 promulgated under the Securities Act and are deemed to be exempt transaction as sales of an issuer's securities pursuant to a written plan or contract relating to the compensation of such individuals and upon Section 4(2) of the Securities Act as transactions not involving any public offering.

    In May and June 1996, the Registrant issued and sold a total of 50,000 shares of the Registrant's Series A cumulative convertible preferred stock (each share of which is convertible into approximately 50 shares of common stock) at a purchase price of $100 per share (approximately $2.04 per share on an as-converted basis) to Reliance Insurance Company. The issuance and sales of such shares of

Series A cumulative convertible preferred stock were made in reliance upon Rule 506 of Regulation D promulgated under the Securities Act and Section 4(2) of the Securities Act.

    In March through November 1997, the Registrant sold an aggregate of 148,857 shares of common stock at a purchase price of $7.00 per share to a group of new and existing individual investors. The issuance and sale of such shares of common stock were made in reliance on Rule 506 of Regulation D promulgated under the Securities Act and Section 4(2).

    On March 7, 1997, in connection with Streamline's entering into a development agreement with Elm Square Technologies, Inc., Streamline issued Elm Square a warrant to purchase 50,000 shares of common stock at a purchase price of $2.04 per share. The issuance and sale of the warrant was made in reliance upon Rule 506 of Regulation D promulgated under the Securities Act and Section 4(2) of the Securities Act.

    In June and September 1997, the Registrant issued and sold an aggregate of 80,000 shares of the Registrant Series B Convertible Preferred Stock and 10,000 shares of the Registrant Series C convertible preferred stock to several corporate investors (in each case, each share of which is convertible into approximately 15 shares of common stock) for an aggregate of $9 million. The issuance and sale of such shares of Series B and Series C convertible preferred stock were made in reliance upon Rule 506 of Regulation D promulgated under the Securities Act and Section 4(2) of the Securities Act.

    On June 13, 1997, Streamline issued one of its corporate investors warrants for up to 142,857 shares of common stock, exercisable at $7.00 per share, in connection with a development agreement, and issued an additional 28,000 warrants, exercisable at $7.00 per share, in March 1998 in connection with ongoing development efforts. The issuance and sale of such warrants were made in reliance upon Rule 506 of Regulation D promulgated under the Securities Act and
Section 4(2) of the Securities Act.

    In September 1997, Streamline issued General Electric Capital Corporation warrants to purchase up to 142,857 shares of common stock, 25% of which are vested and exercisable at $7.00 per share and 75% of which vest in the event GE Capital provides a certain level of future debt financing to Streamline by September 23, 1999 and are exercisable at greater than or equal to $4.20 per share. The issuance and sale of such warrants were made in reliance upon Rule 506 of Regulation D promulgated under the Securities Act and Section 4(2) of the Securities Act.

    In April 1998, two institutional investors purchased senior discount notes and warrants of the Registrant in 777 attached units. The Registrant also issued an aggregate of 7,500 shares of common stock to these purchasers in connection with the financing. The aggregate principal amount of the senior discount notes was $7,770,000 and the warrants have an exercise price of $7.00 per share and were exercisable for up to 425,000 shares of common stock in the aggregate, 225,000 of which were vested and 200,000 of which were subject to vesting. In September 1998, in connection with the Series D Preferred Stock financing, the Registrant and the holders of the senior discount notes amended their warrant agreement to fix the total number of shares issuable upon exercise of the warrants to 225,000 and the Registrant sold these parties a total of 5,000 additional shares of common stock for nominal cash consideration. The issuance and sales of the foregoing securities were made in reliance upon Rule 506 of Regulation D promulgated under the Securities Act and Section 4(2) of the Securities Act.

    In September 1998, the Registrant issued and sold 228,570 shares of Series D convertible preferred stock (each share of which is convertible into 25 shares of common stock) at a purchase price of $100 per share ($4.00 per share on an as-converted basis) to Nordstrom, Inc. The issuance and sales of such shares of Series D convertible preferred stock and Series C convertible preferred stock were made in reliance upon Rule 506 of Regulation D promulgated under the Securities Act and Section 4(2) of the Securities Act.

    In November 1998, in connection with an acquisition of minority interests in Streamline Mid-Atlantic, Inc., a subsidiary of the Registrant, the Registrant issued and sold 128,571 shares of common stock to the minority stockholders of Mid-Atlantic. Each share of common stock of Mid-Atlantic issued and outstanding immediately before the merger, other than shares owned by the Registrant were converted and became 1/14(th) of one share of common stock of the Registrant. The issuance and sales of such shares of common stock were made in reliance upon Rule 504 of Regulation D promulgated under the Securities Act and Section 4(2) of the Securities Act.

    In December 1998, Streamline issued Elm Square a warrant to purchase an additional 100,000 shares of common stock at a purchase price of $4.00 per share in connection with ongoing services provided by Elm Square. The issuance and sale of the warrant was made in reliance upon Rule 506 of Regulation D promulgated under the Securities Act and Section 4(2) of the Securities Act.

    In April 1999, Streamline issued Nordstrom a warrant to purchase 75,000 shares of common stock at a purchase price of $7.00 per share in connection with Nordstrom's committing to provide financing of up to $10 million to Streamline. The issuance and sale of the warrant was made in reliance upon Rule 506 of Regulation D promulgated under the Securities Act and Section 4(2) of the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (a) The following is a list of exhibits filed as a part of this registration statement:

EXHIBITS

 EXHIBIT
 NUMBER                                                  DESCRIPTION
---------  -------------------------------------------------------------------------------------------------------
   **1.1   Proposed Form of Underwriting Agreement.

   **3.1   Form of Amended and Restated Certificate of Incorporation of the Registrant.

   **3.2   Form of Amended and Restated By-Laws of the Registrant.

   **4.1   Specimen Certificate for shares of the Registrant's common stock.

   **5.1   Opinion of Bingham Dana LLP, counsel to the Registrant, regarding the legality of the shares of common stock.

  **10.1   1993 Employee Option Plan, as amended.

  **10.2   1993 Director Stock Option Plan, as amended.

    10.3   Series A Preferred Stock Purchase Agreement, dated as of May 15, 1996, by and among the Registrant and the other parties thereto.

    10.4   Stock Purchase Agreement, dated as of June 13, 1997, by and among the Registrant and the other parties thereto.

    10.5   Registration Rights Agreement, dated as of June 13, 1997, by and among the Registrant and the other parties thereto, including instruments of adherence thereto.

   +10.6   Development Agreement, dated as of June 13, 1997, by and between the Registrant and Intel Corporation, as amended.

    10.7   Warrant to purchase shares of the Registrant's common stock, issued to Intel Corporation, dated June
           13, 1997.

    10.8   Warrant to purchase shares of the Registrant's common stock, issued to Intel Corporation, dated as of
           January 21, 1998.

 EXHIBIT
 NUMBER                                                  DESCRIPTION
---------  -------------------------------------------------------------------------------------------------------
    10.9   Waiver and Modification Agreement, dated as of September 23, 1997, by and among the Registrant and the other parties thereto.

    10.10  Warrant to Purchase shares of the Registrant's common stock issued to General Electric Capital
           Corporation, dated as of September 23, 1997.

    10.11  Form of Non-Negotiable Convertible Promissory Notes of the Registrant due October 1, 1998, dated as of
           April 15, 1998, issued in the aggregate face amount of $600,000, issued by the Registrant.

    10.12  Securities Purchase Agreement, dated as of April 15, 1998, by and among the Registrant and the other parties thereto.

    10.13  Warrant Agreement, dated as of April 15, 1998, by and among the Registrant and the other parties thereto.

    10.14  Registration Rights and Co-Sale Agreement, dated as of April 15, 1998, by and among the Registrant and the other parties thereto.

    10.15  Form of Senior Discount Subordinated Notes, dated as of April 15, 1998, in an aggregate face amount of
           $7,770,000, issued by the Registrant.

    10.16  Stock Purchase Agreement, dated as of September 18, 1998, by and between the Registrant and Nordstrom,
           Inc.

    10.17  Registration Rights Agreement, dated as of September 18, 1998, by and among the Registrant and
           Nordstrom, Inc.

    10.18  Letter agreement regarding registration rights, dated as of September 18, 1998, by and among the
           Registrant and the other parties thereto.

    10.19  Shareholders Agreement, dated as of September 18, 1998, by and among the Registrant, Nordstrom, Inc.
           and certain officers of the Registrant.

    10.20  Waiver and Modification Agreement, dated as of September 18, 1998, by and among the Registrant and the other parties thereto.

    10.21  Warrant Modification Agreement, dated as of September 18, 1998, by and among the Registrant and the other parties thereto.

    10.22  Letter Agreement, dated March 7, 1997, by and between the Registrant and Elm Square Technologies.

    10.23  Warrant to purchase shares of the Registrant's common stock, issued to Elm Square Technologies, Inc., dated as of December 15, 1998.

    10.24  Employment Agreement, dated as of July 1, 1996, by and between the Registrant and Frank F. Britt.

    10.25  Letter Agreement, dated as of April 30, 1997, by and between the Registrant and BrainReserve, Inc.

    10.26  Form of Streamline Consumer Learning Center Membership Agreement and Mutual Non-Disclosure Agreement.

    10.27  Letter Agreement, dated as of January 30, 1997, by Welty-Leger Corporation.

    10.28  Agreement and Plan of Merger and Reorganization, dated as of November 2, 1998, by and among the
           Registrant and the other parties thereto.

 EXHIBIT
 NUMBER                                                  DESCRIPTION
---------  -------------------------------------------------------------------------------------------------------
    10.29  Westwood lease, dated as of August 18, 1995, as amended, by and between the Registrant and Mortimer B.
           Zuckerman.

  **10.30  Gaithersburg, Maryland lease, dated as of June 30, 1997, as amended, by and between the Registrant and
           Manor Care, Inc.

  **10.31  Form of Invention and Non-Disclosure Agreement between the Registrant and its executives and key employees.

  **10.32  Form of Non-Competition and Non-Solicitation Agreement between the Registrant and its executives and key employees.

    10.33  Employment Agreement, dated April 9, 1999, by and between the Registrant and Timothy A. DeMello.

    10.34  Letter Agreement, dated as of April 13, 1999, by and between the Registrant and Nordstrom, Inc.

  **10.35  Warrant to purchase shares of the Registrant's common stock, issued to Nordstrom, Inc.

  **10.36  1999 Employee Stock Purchase Plan

  **21.1   Subsidiaries of the Registrant.

    23.1   Consent of Independent Accountants.

  **23.2   Consent of Bingham Dana LLP, counsel to the Registrant (included in Exhibit 5.1).

    24.1   Power of Attorney (included in signature page to Registration Statement).

    27.1   Financial Data Schedule.

------------------------

**  To be filed by amendment.

+  Confidential treatment requested.

SCHEDULES

    Schedules have been omitted because either they are not required, are not applicable or the information is otherwise set forth in the Consolidated Financial Statements and notes thereto.

ITEM 17. UNDERTAKINGS

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 14 hereof, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    The undersigned Registrant hereby undertakes:

    (1) To provide the Underwriter at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriter to permit prompt delivery to each purchaser.

    (2) That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (3) That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant, Streamline Inc., certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Westwood, Commonwealth of Massachusetts, on this 15th day of April, 1999.

                                STREAMLINE, INC.

                                By:            /s/ TIMOTHY A. DEMELLO
                                     -----------------------------------------
                                                 Timothy A. DeMello
                                                CHAIRMAN, PRESIDENT
                                            AND CHIEF EXECUTIVE OFFICER

                               POWER OF ATTORNEY

    Each person whose signature appears below hereby appoints Timothy A. DeMello and Terence W. Toran, and each of them severally, acting alone and without the other, his/her true and lawful attorney-in-fact with full power of substitution or resubstitution, for such person and in such person's name, place and stead, in any and all capacities, to sign on such person's behalf, individually and in each capacity stated below, any and all amendments, including post-effective amendments to this Registration Statement, and to sign any and all additional registration statements relating to the same offering of securities of the Registration Statement that are filed pursuant to Rule 462(b) of the Securities Act of 1933,and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

          SIGNATURE                       TITLE                    DATE
------------------------------  --------------------------  -------------------
                                Chairman, President, Chief
    /s/ TIMOTHY A. DEMELLO        Executive Officer and
------------------------------    Director (Principal         April 15, 1999
      Timothy A. DeMello          Executive Officer)

     /s/ TERENCE W. TORAN       Chief Financial Officer,
------------------------------    (Principal Financial and    April 15, 1999
       Terence W. Toran           Accounting Officer)

       /s/ MARK A. COHN
------------------------------  Director                       April 9, 1999
         Mark A. Cohn

    /s/ THOMAS A. CROWLEY
------------------------------  Director                      April 13, 1999
      Thomas A. Crowley

    /s/ JOHN P. FITZSIMONS
------------------------------  Director                      April 14, 1999
      John P. Fitzsimons

     /s/ THOMAS O. JONES
------------------------------  Director                      April 13, 1999
       Thomas O. Jones

   /s/ J. DANIEL NORDSTROM
------------------------------  Director                      April 14, 1999
     J. Daniel Nordstrom

     /s/ FAITH B. POPCORN
------------------------------  Director                      April 14, 1999
       Faith B. Popcorn

                                 EXHIBIT INDEX

 EXHIBIT
 NUMBER                                                  DESCRIPTION
---------  -------------------------------------------------------------------------------------------------------
   **1.1   Proposed Form of Underwriting Agreement.

   **3.1   Form of Amended and Restated Certificate of Incorporation of the Registrant.

   **3.2   Form of Amended and Restated By-Laws of the Registrant.

   **4.1   Specimen Certificate for shares of the Registrant's common stock.

   **5.1   Opinion of Bingham Dana LLP, counsel to the Registrant, regarding the legality of the shares of common stock.

  **10.1   1993 Employee Option Plan, as amended.

  **10.2   1993 Director Stock Option Plan, as amended.

    10.3   Series A Preferred Stock Purchase Agreement, dated as of May 15, 1996, by and among the Registrant and the other parties thereto.

    10.4   Stock Purchase Agreement, dated as of June 13, 1997, by and among the Registrant and the other parties thereto.

    10.5   Registration Rights Agreement, dated as of June 13, 1997, by and among the Registrant and the other parties thereto, including instruments of adherence thereto.

   +10.6   Development Agreement, dated as of June 13, 1997, by and between the Registrant and Intel Corporation, as amended.

    10.7   Warrant to purchase shares of the Registrant's common stock, issued to Intel Corporation, dated June
           13, 1997.

    10.8   Warrant to purchase shares of the Registrant's common stock, issued to Intel Corporation, dated as of
           January 21, 1998.

    10.9   Waiver and Modification Agreement, dated as of September 23, 1997, by and among the Registrant and the other parties thereto.

    10.10  Warrant to Purchase shares of the Registrant's common stock issued to General Electric Capital
           Corporation, dated as of September 23, 1997.

    10.11  Form of Non-Negotiable Convertible Promissory Notes of the Registrant due October 1, 1998, dated as of
           April 15, 1998, issued in the aggregate face amount of $600,000, issued by the Registrant.

    10.12  Securities Purchase Agreement, dated as of April 15, 1998, by and among the Registrant and the other parties thereto.

    10.13  Warrant Agreement, dated as of April 15, 1998, by and among the Registrant and the other parties thereto.

    10.14  Registration Rights and Co-Sale Agreement, dated as of April 15, 1998, by and among the Registrant and the other parties thereto.

    10.15  Form of Senior Discount Subordinated Notes, dated as of April 15, 1998, in an aggregate face amount of
           $7,770,000, issued by the Registrant.

    10.16  Stock Purchase Agreement, dated as of September 18, 1998, by and between the Registrant and Nordstrom,
           Inc.

    10.17  Registration Rights Agreement, dated as of September 18, 1998, by and among the Registrant and
           Nordstrom, Inc.

    10.18  Letter agreement regarding registration rights, dated as of September 18, 1998, by and among the
           Registrant and the other parties thereto.

 EXHIBIT
 NUMBER                                                  DESCRIPTION
---------  -------------------------------------------------------------------------------------------------------
    10.19  Shareholders Agreement, dated as of September 18, 1998, by and among the Registrant, Nordstrom, Inc.
           and certain officers of the Registrant.

    10.20  Waiver and Modification Agreement, dated as of September 18, 1998, by and among the Registrant and the other parties thereto.

    10.21  Warrant Modification Agreement, dated as of September 18, 1998, by and among the Registrant and the other parties thereto.

    10.22  Letter Agreement, dated March 7, 1997, by and between the Registrant and Elm Square Technologies.

    10.23  Warrant to purchase shares of the Registrant's common stock, issued to Elm Square Technologies, Inc., dated as of December 15, 1998.

    10.24  Employment Agreement, dated as of July 1, 1996, by and between the Registrant and Frank F. Britt.

    10.25  Letter Agreement, dated as of April 30, 1997, by and between the Registrant and BrainReserve, Inc.

    10.26  Form of Streamline Consumer Learning Center Membership Agreement and Mutual Non-Disclosure Agreement.

    10.27  Letter Agreement, dated as of January 30, 1997, by Welty-Leger Corporation.

    10.28  Agreement and Plan of Merger and Reorganization, dated as of November 2, 1998, by and among the
           Registrant and the other parties thereto.

    10.29  Westwood lease, dated as of August 18, 1995, as amended, by and between the Registrant and Mortimer B.
           Zuckerman.

  **10.30  Gaithersburg, Maryland lease, dated as of June 30, 1997, as amended, by and between the Registrant and
           Manor Care, Inc.

  **10.31  Form of Invention and Non-Disclosure Agreement between the Registrant and its executives and key employees.

  **10.32  Form of Non-Competition and Non-Solicitation Agreement between the Registrant and its executives and key employees.

    10.33  Employment Agreement, dated April 9, 1999, by and between the Registrant and Timothy A. DeMello.

    10.34  Letter Agreement, dated as of April 13, 1999, by and between the Registrant and Nordstrom, Inc.

  **10.35  Warrant to purchase shares of the Registrant's common stock, issued to Nordstrom, Inc.

  **10.36  1999 Employee Stock Purchase Plan

  **21.1   Subsidiaries of the Registrant.

    23.1   Consent of Independent Accountants.

  **23.2   Consent of Bingham Dana LLP, counsel to the Registrant (included in Exhibit 5.1).

    24.1   Power of Attorney (included in signature page to Registration Statement).

    27.1   Financial Data Schedule.

------------------------

**  To be filed by amendment.

+  Confidential treatment requested.